SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

NOTICE

In light of the operations carried out in connection with the business combination between Air France and KLM and in order to ensure the consistency of the information presented, the reference document of Air France-KLM (formerly Air France) (the “Company”) for fiscal year 2003-04 is composed of: (i) this document and (ii) the Air France annual report and sustainable development, which was published in September 2004 prior to the Company’s transformation into the holding company for the Air France-KLM group.

This document presents the financial statements and certain financial data concerning the operations of the new Air France-KLM group on a pro forma consolidated basis over 12 months for fiscal year 2003-04. Since the Air France-KLM group was not legally formed for this period, these financial statements and data are provided in gross value and without variation.

This document also presents certain financial data for the Company’s activities prior to the combination in addition to certain data relative to KLM’s activities over fiscal 2003-04 based on the KLM annual report for 2003-04.

Finally, this reference document includes the Group’s consolidated financial statements as well as certain consolidated financial data for the first half of fiscal 2004-05 (April 1, 2004 – September 30, 2004) on the basis of a consolidation over six months for Air France and over five months for KLM; for accounting purposes, the acquisition is considered to date from the close of the exchange offer on May 3, 2004.

Air France’s annual and sustainable development report for 2003-04 presents the financial statements and certain financial data relative to the activities of the Company and its subsidiaries prior to the consolidation of KLM in the Company’s consolidated accounts.

This document was filed with the Autorité des Marchés Financiers on December 22, 2004 pursuant to Articles 211-1 to 211-42 of the AMF’s General Regulations. It may be used in support of a financial operation if it is supplemented by an offering circular approved by the AMF.

FURTHER INFORMATION CONCERNING THE DESCRIPTION OF THE

COMPANY PRESENTED IN THIS REFERENCE DOCUMENT

The company presented in this reference document (the “Company”) was at the head of the Air France group until September 15, 2004; it was known as Air France and operated as an airline. At the Shareholders’ Meeting on September 15, 2004, in accordance with the agreements signed by Air France and KLM in connection with their business combination, the Company transferred its airline operations to one of its subsidiaries and became the holding company for the new Air France-KLM group; at the same time, it changed its name to Air France-KLM.

The Company has two main subsidiaries: KLM, which has been a subsidiary of the Company since May 3, 2004, and Air France, which, following the hive down on September 15, 2004, acquired the Company’s airline activities and, as a result, all the corresponding assets and liabilities, effective retroactively from April 1, 2004 for tax and accounting purposes.

The Company, the Subsidiaries, and the Company’s other subsidiaries and equity affiliates are referred to in the present document as the “Group” or the “Air France-KLM group”.

For further information on the combination between Air France and KLM, refer to the sections on “Organization of the Group” and “Additional Information” as well as the prospectus for the Company’s public exchange offer for KLM, as approved by the French Autorité des marchés financiers (AMF) under Number 04-241 on April 2, 2004.

FINANCIAL HIGHLIGHTS

Key figures for Air France-KLM

	Half-year ended		Year ended
in million euros	September 30, 2004	September 30, 2003 Pro forma	March 31, 2004 Pro forma
	9,595	8,797	18,226

Air France-KLM is now the third-largest group in the world in terms of passenger traffic and the world leader in terms of international passenger traffic (source: IATA 2003) and the second-largest group (excluding integrators) for cargo (source: IATA 2003).

Key figures by activity

	Half-year ended		Year ended
in million euros	September 30, 2004	September 30, 2003 Pro forma	March 31, 2004 Pro forma
Passenger	7,597	6,956	14,329
Cargo	1,147	1,072	2,394
Maintenance	377	362	751
Other	474	407	752

Passenger activity accounts for 79% of sales revenue and is the core business of Air France-KLM.

Contribution to operating income by activity (excluding aircraft disposals)

	Half-year ended
in million euros	September 30, 2004	September 30, 2003 Pro forma
Passenger	349	147
Cargo	13	3
Maintenance	26	37
Other	63	31

Net income, group share

	Half-year ended		Year ended
in million euros	September 30, 2004	September 30, 2003 Pro forma	March 31, 2004 Pro forma
	296	189	217

Employees

•	At September 30, 2004: 102,607 employees

•	At March 31, 2004: 102,836 employees

Gearing

	Half-year ended	Year ended
	September 30, 2004	March 31, 2004 Pro forma
(net debt / shareholders’ equity)	104%	111%

Fleet (including Air Ivoire)

	Half-year ended	Year ended
	September 30, 2004	March 31, 2004 Pro forma
Total number of aircraft	568	556
Number of regional aircraft	186	183

ORGANIZATION OF THE GROUP

One group, two companies

The new Air France-KLM group

Key dates in the Air France-KLM combination:

September 30, 2003	Air France and KLM officially announce their combination via a friendly exchange offer for KLM stock by the Company.

October 16, 2003	Air France and KLM sign the final agreements for the combination and the specific agreements between the Company and the former shareholders of KLM (including the Dutch State).

February 11, 2004	Approvals granted by European and American antitrust authorities.

March 29, 2004	Approval from the Commission on holdings and transfers (Commission des participations et des transferts) (French State).

April 5, 2004	Launch of the exchange offer for KLM shares initiated by the Company.

May 5, 2004	The Company’s shares are admitted to official listing on the Amsterdam and New York markets.

September 15, 2004

Hive down to transfer all the assets and liabilities of the Company, with the exception of the treasury shares and the Alitalia and KLM shares, to Air France-Compagnie Aérienne, a subsidiary company that will take the name Air France.

Reorganization of the structure of the Group around a holding company: Air France-KLM, which holds two principal subsidiaries—Air France and KLM.

Under the terms of definitive agreements signed on October 16, 2003 by Air France and KLM, a friendly offer initiated by the Company for all shares of KLM opened on April 5, 2004. The offer, which closed May 3, 2004, was followed by a supplementary offer that closed May 21, 2004 (see “Additional Information—Information on the share capital—Current breakdown of capital and voting rights”). In addition, the agreements of October 16, 2003 stipulated the formation of a new group (the Group) consisting of a holding company (the Company) that holds two principal subsidiaries (Air France and KLM: the Subsidiaries).

The Shareholders’ Meeting of the Company on September 15, 2004 approved the hive down resulting in the transfer of all the Company’s assets and liabilities, with the exception of the treasury shares and the Alitalia and KLM shares, to Air France-Compagnie Aérienne, effective retroactively from April 1, 2004, the first day of fiscal 2004-051. This hive down was made possible by the Law of July 19, 2004, which extended certain provisions of the Law of April 9, 2003 governing air carriers, particularly the Company, to Air France-Compagnie Aérienne. The Company, formerly known as “Société Air France”, was renamed “Air France-KLM” and its corporate purpose was modified, while Air France-Compagnie Aérienne took the name of “Société Air France”.

Thus, at the end of these operations, the Company became the holding company of the new Air France-KLM group. Its shares are admitted to official listing in Paris, Amsterdam and New York. The operations described above resulted in a capital increase and privatization of the Company by diluting the percentage of capital held by the French State. For more information on the changes to the Board of Directors following the privatization of the Company, see “Corporate Governance—Board of Directors”.

As of September 15, 2004, the Company held 100% of the capital and voting rights of Air France and 96.3% of the economic rights and 49% of the voting rights of KLM. 2

[1]	For further information on the hive down, see “Recent Changes and Outlook”.
[2]	The concept of “economic rights” is a concept under Dutch law which corresponds in French law to the financial rights attached to a share, particularly the rights to dividends.

A limited number of KLM shareholders, who had not tendered their KLM shares during the exchange period, subsequently contacted the Company to sell their KLM shares, which were no longer traded on a regulated market, via over-the-counter transactions. After the completion of these transactions and on the date of this reference document, the Company holds 97.1% of the economic rights in KLM and 49% of the voting rights in KLM.

In addition to the Board of Directors of the Company, a Strategic Management Committee (the “SMC”) was established. The SMC, which includes four representatives of Air France and four representatives from KLM, decides the Group’s strategy, particularly with respect to commercial coordination (networks and hubs), the budget and medium-term plans, the fleet and investment strategy, and alliances and partnerships. However, each subsidiary is responsible for its operational and sales management and its financial operations. For more information on the SMC, see the section “Corporate Governance—Strategic Management Committee (SMC).”

At the end of the various operations described above and on the date of this reference document, the organizational chart of the Group is as follows:

As of May 2007, the Company will have the right to hold a majority of the voting rights in KLM at the end of operations to cancel the stock certificates issued by two Dutch foundations (which currently hold a portion of the voting rights in KLM) and the remittal of the KLM shares corresponding to these certificates to the Company by these foundations. At the end of these operations, the two Dutch foundations will be dissolved. See “Additional Information—Information on the agreements concluded in connection with the combination between the Company and KLM”.

Moreover, the Company reserved the right, pursuant to applicable Dutch laws and regulations, to launch a squeeze-out offer to acquire the KLM shares not held by the Company, the Dutch foundations or the Dutch State.

In May 2007, subject to the completion of said operations and the sale of its shares by the Dutch State, the organizational chart of the Group will be as follows:

Two air carriers

Air France, a French société anonyme (joint-stock company), is an operational subsidiary of the Company. The businesses of Air France are the air transport of passengers and freight, aircraft maintenance and any other activity related to air transport. The weighted average number of Air France employees in the first half of fiscal 2004-05 was 72,324 persons. Addition information about Air France is provided in the 2003-04 Air France annual report, available free of charge from the corporate offices of Air France and on the Internet site: http://www.airfrance-finance.com.

KLM, a Dutch company, is an operational subsidiary of the Company. The business of KLM is also the air transport of passengers and freight and aircraft maintenance. KLM has also developed charter and low-cost passenger flights through its subsidiary Transavia. The weighted average number of KLM employees in the first half of fiscal 2004-05 was 30,283 persons. Additional information about KLM is provided in the KLM 2003-04 annual report free of charge from the corporate offices of KLM, at the mailing address of the Company: 45 rue de Paris, 95747 Roissy CDG Cedex, and on the Internet sites: http://www.klm.com or http://www.airfrance- finance.com.

In accordance with American regulations to which the Company is subject because it is listed on the New York Stock Exchange, the Company has prepared a 20-F document in English, which was filed with the US Securities and Exchange Commission on September 29, 2004.

CORPORATE GOVERNANCE

Board of Directors

The membership of the Board of Directors changed as follows following the privatization and pursuant to the agreements on corporate governance signed in the context of the Air France-KLM combination (see “Organization of the Group”):

•	on June 24, 2004, the Board consisted of 26 members, with 10 members elected by the Annual Shareholder’s Meeting and 8 members representing the French State. In addition, pursuant to the provisions of the Law of April 9, 2003, the six representatives previously elected by the employees and the two members representing employee shareholders remained in office until the Annual Meeting held September 15, 2004;

•	on September 15, 2004, the Shareholders’ Meeting, on the recommendation of the Company, at the end of an election process in which the employees participated, elected two new employee shareholder representatives to the Board of Directors of the Company;

•	in addition, since that date, pursuant to the provisions of the Law of July 26, 2004, the six representatives elected by the employees now sit on the Board of Directors of the subsidiary Air France.

At its meeting on June 24, 2004, the Board of Directors appointed Léo van Wijk as Vice President of the Board of Directors, in accordance with the combination agreement with KLM.

On September 15, 2004, the Board of Directors of the Company was reduced from 26 to 20 members: 12 directors elected by the Shareholders’ Meeting, who include the two employee shareholder representatives and 8 directors appointed by the French State. The number of directors appointed by the State must be proportional to the State’s stake in the Company. In the opinion of the Company, more than one-third of the directors are independent as defined by the 2002 AFEP-MEDEF report since at least seven of the twenty directors meet the criteria for independence.

Directors are appointed for a six-year term. The minimum number of shares that must be held by directors, other than directors representing the French State and employee shareholders, is 10 shares.

Role and organization of the Board of Directors

The Board of Directors is the corporate body that directs and controls the management of the Company. As such, the Board works with management to ensure that the Company runs smoothly, and relies on the opinions and recommendations of the specialized committees.

The organization of the Board of Directors is governed in accordance with legal requirements and provisions of the bylaws, as well as by internal rules and a director’s charter that complies with the corporate governance rules presented in the 2002 AFEP-MEDEF report and in the memorandum from the ANSA legal committee dated November 5, 2003. During fiscal 2003-04, the Board of Directors did not initiate any procedure to evaluate its operations based on the specific texts applicable at that time to a state-owned company. In future, evaluation of the Board of Directors will be on the agenda at least once a year.

Members of the Board of Directors

Name, Date of birth	Date of first appointment	Expiration date of current term of office	Principal positions within the Company	Principal positions outside the Company	Other directorships	Education
DIRECTORS REPRESENTING THE STATE

Michel Delahousse— November 30, 1937	June 24, 2003	• Shareholders’ meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Inspector of Public Finances, French Ministry of the Economy, Finance and Industry	None	Graduate of the Paris Institut des Sciences Politiques and the École Nationale d’Administration

Pierre-Mathieu Duhamel— November 17, 1956	January 15, 2003	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Director of the Budget, French Ministry of the Economy, Finance and Industry	Director of France Telecom, EDF and SNCF.	Graduate of the Paris Institut des Sciences Politiques de Paris and the École Nationale d’Administration

Bruno Fareniaux— October 9, 1955	September 13, 2001	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Director of Tourism	Director of the Paris Office of Tourism and Maison de la France	DESS in Finance and Corporate Administration and master’s degree in planning

Jean-Louis Girodolle— August 2, 1968	June 24, 2004	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Deputy-Director at the French Treasury Agency for government equity interests (Agence des participations de l’Etat)	Director of Renault, RATP, Autoroutes du Sud de la France and Aéroport de Paris	Graduate of the Paris Institut des Sciences Politiques de Paris and the École Nationale d’Administration

Claude Gressier— July 2, 1943	June 24, 2004	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	President of the department of economic affairs. Counsel General for Public Works	None	Graduate of the Paris Institut des Sciences Politiques, engineer for Public Works and graduate of the École Polytechnique

Michel Guyard— September 23, 1940	September 13, 2001	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Head of the General Inspectorate of Civil Aviation and Meteorology	Director of Aéroports de Paris	Graduate of the École Polytechnique

Yves Lambert— June 4, 1936	June 24, 2004	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Consultant in Civil Aviation	None	Graduate of the École Polytechnique

Denis Samuel-Lajeunesse — March 14, 1948	November 18, 2003	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Chief Executive Officer of the French agency for government equity interests	Director of France Telecom and Thalès	Graduate of the École Nationale d’Administration

Name, Date of birth	Date of first appointment	Expiration date of current term of office	Principal positions within the Company	Principal positions outside the Company	Other directorships	Education
DIRECTORS APPOINTED BY THE ANNUAL SHAREHOLDERS’ MEETING

Jean-Cyril Spinetta— October 4, 1943	September 23, 1997	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Air France	Director of Alitalia, permanent representative of Air France on the Board of Directors of Monde Entreprises, Chairman of the Management Board of the International Air Transport Association (IATA).	Graduate of the Paris Institut des Sciences Politiques and the École Nationale d’Administration

Leo M. van Wijk— October 18, 1946	June 24, 2004	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Vice-Chairman of the Board of Directors	Chairman and Chief Executive Officer of KLM	Director of Northwest Airlines, member of the Supervisory Board of Martinair, Aegon N.V., Randstad Holding N.V., Kennemer Gasthuis, the Dutch Tourist Board and member of the Advisory Committee of ABN AMRO holding.	Master’s Degree in economics

Patricia Barbizet— April 17, 1955 (independent director)	January 3, 2003	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Chief Executive Officer of Artémis	Chairman of the Supervisory Board of Pinault-Printemps-Redoute, Chairman of the Board of Christie’s International plc., Director of Bouygues and TF1.	Graduate of the École Supérieure de Commerce de Paris

Willem F. Duisenberg— July 9, 1935 (independent director)	June 24, 2004	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director		Member of the Supervisory Board of Rabobank.	Graduate in economics of the Universiteit van Groningen

Giancarlo Cimoli— 1939	July 19, 2004	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Chairman and Chief Executive Officer of Alitalia	None	Graduate of the Politecnico di Milano

Jean-Marc Espalioux— March 18, 1952 (independent director)	September 31, 2001	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Chairman of the Management Board of the Accor Group	Member of the Supervisory Board of Veolia Environnement and Advisor on the Board of Directors of Caisses d’Epargne.	Graduate of the Paris Institut des Sciences Politiques and the École Nationale d’Administration

Jean-François Dehecq— January 1, 1940 (independent director)	January 25, 1995	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2006.	Director	Chairman and Chief Executive Officer of Sanofi-Synthelabo	Director of Pechiney.	Graduate of the École Nationale des Arts et Métiers

Cornelis J.A. van Lede— November 21, 1942 (independent director)	June 24, 2004	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director		Director of Nederlandsche Bank N.V., Heineken N.V., Sara Lee/DE and Sara Lee Cor, Akzo Nobel N.V.	Graduate in law of the Universiteit van Leiden, MBA from INSEAD (Fontainebleau)

Floris A. Maljers— August 12, 1936 (independent director)	June 24, 2004	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director		Director of SHV N.V., Koninklijke Vendex KBB N.V., BP plc.	M.A. in Economics, Universiteit van Amsterdam

Pierre Richard— March 9, 1941 (independent director)	October 20, 1997	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Managing Director of Dexia	Chairman of the Supervisory Board of Dexia Crédit Local, Vice-Chairman of the Board of Directors of Dexia Banque Belgium and Dexia Banque Internationale in Luxembourg. Director of Crédit du Nord, Banque Européenne d’Investissement, Le Monde, and Generali France Holding	Graduate of the École Polytechnique

Name, Date of birth	Date of first appointment	Expiration date of current term of office	Principal positions within the Company	Principal positions outside the Company	Other directorships	Education
DIRECTORS APPOINTED BY THE ANNUAL SHAREHOLDERS’ MEETING TO REPRESENT EMPLOYEE SHAREHOLDERS

Christian Magne— August 20, 1952	September 14, 2001	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Ground staff and cabin crew representative	None

Christian Paris— February 8, 1954	September 14, 2001	• Shareholders’ Meeting called to approve the financial statements for the year ending March 31, 2010.	Director	Flight deck crew shareholder representative	None	Graduate of the Ecole Nationale de l’Aviation Civile

Chairman and Chief Executive Officer

At the meeting on June 24, 2004, the Board of Directors voted not to separate the functions of the Chairman and Chief Executive Officer. The Chairman is appointed by the Board of Directors; he has full powers to manage the Company, with the exception of the limitations described below. The only limitations placed on the powers of the Chairman and Chief Executive Officer are those set forth in the internal rules of the Board of Directors, which stipulate that the Chairman and Chief Executive Officer must obtain prior approval from the Board to conduct the following operations when the amount exceeds 150 million euros:

•	acquire or sell any interests in any companies formed or to be formed, participate in the formation of any companies, groups or organizations, subscribe to any issues of stocks, shares or bonds; and

•	grant any exchanges, with or without cash payments, on the Company’s assets, stocks or securities.

Chief Operating Officer

The Board of Directors, at its meeting of June 24, 2004, decided to appoint a Chief Operating Officer to assist the Chairman and Chief Executive Officer, and defined his powers in agreement with the Chairman and Chief Executive Officer.

The Chief Operating Officer has extensive powers in economic, financial, commercial and employment matters. He must, however, submit contracts of over 50 million euros for the signature of the Chairman and Chief Executive Officer.

Committees of the Board of Directors

The four committees of the Board of Directors were established by various Board resolutions. The organization and responsibilities of each of the committees are governed by a charter included in the Board’s internal rules.

The Audit Committee

The Audit Committee, created by a resolution of the Board in 1999, is composed of five directors. Since September 15, 2004, the members of the Committee have been: Jean-François Dehecq (Chairman), Floris Maljers, Pierre Richard, Denis Samuel-Lajeunesse and Christian Magne. The meetings of the Committee are also attended by the Chief Financial Officer of Air France, the Vice President for Accounting of Air France, the Secretary of the Board of Directors of the Company, the Chief Financial Officer of KLM, the Vice President of Internal Audit of KLM, the Vice President of Internal Audit of Air France and the auditors of the Company.

The Committee has been tasked to review the consolidated financial statements, the principal financial risks, the results of internal audits, the work program, and the conclusions and recommendations of the statutory auditors. It must also supervise the quality of the procedures to comply with stock market regulations. The Committee approves the amount of the auditors’ fees and gives prior approval for some services provided by the Auditors.

In addition, the Audit Committee reviews the interim and annual consolidated accounts before they are submitted to the Board of Directors, and, specifically, it must:

•	study the relevance and permanence of the accounting methods used to prepare the financial statements;

•	review the principal estimates made by management;

•	consider the comments of the auditors and, if applicable, any significant adjustments resulting from audits;

•	conduct a periodic review, with the Company’s management, of the principal financial risks and, where necessary, issue an opinion on the significant financial transactions of the Group;

•	review the program and the results of the internal audits conducted by the Subsidiaries.

During the first half of fiscal 2004-05, the Audit Committee met on May 12 to review the 2003-04 annual financial statements; the attendance rate was 83%. The Committee also met on September 21 with an attendance rate of 80% to review the Annual Report on Form 20-F filed with the US Securities and Exchange Commission and the process to convert the annual financial statements of the Company into US GAAP because the Company has a class of securities registered with the US Securities and Exchange Commission. This meeting also dealt with the application of the Sarbanes-Oxley Act on the Company.

The Audit Committee has the resources necessary to perform its mission; it may also be assisted by persons outside the Company.

The Strategy Committee

The Strategy Committee, created by a Board resolution in 1999, is composed of seven directors. Since September 15, 2004, the members of the committee have been: Jean-Cyril Spinetta (Chairman), Patricia Barbizet, Christian Magne, Michel Guyard, Christian Paris, Pierre Mathieu Duhamel and Leo van Wijk.

The Committee has been tasked to review the strategies for the Group’s business, changes in the structure of its fleet or subsidiaries, the acquisition or disposal of aircraft and non-aircraft assets, and the air transport sub-contracting and alliances policy.

In fiscal 2003-04, the Strategy Committee met on January 21, 2004, with an attendance rate of 87.5%. The Committee reviewed the project about the short and medium-haul product.

Since the beginning of fiscal 2004-05, the Strategy Committee met once on November 8, 2004. The agenda for this meeting was devoted to the future of Air France’s stake in Amadeus and the fuel policy.

The Compensation Committee

The Compensation Committee was created by a Board resolution in 2001, and is composed of three directors: Jean-Marc Espalioux (Chairman), Cornelis Van Lede and Pierre Richard. It may also be called upon to give an opinion on the compensation of senior executives, as well as on the policy for stock option plans. It met on June 15, 2004 and all members were present.

The Nominating Committee

In the framework of privatization and pursuant to the agreements signed with KLM, the Company decided to create a Nominating Committee, the internal rules for which were adopted by the Board of Directors on March 4, 2004. The Committee has three members: Jean-Marc Espalioux (Chairman), Patricia Barbizet and Jean-François Dehecq.

The Nominating Committee proposes candidates to serve as members of the Board of Directors, which approves these recommendations and submits them for election to the Shareholders’ Meeting of the Company. The Nominating Committee also appoints the members of the Strategic Management Committee. See “Strategic Management Committee (SMC)” below.

Strategic Management Committee (SMC)

Under the agreements signed with KLM, a Strategic Management Committee (the “SMC”) was formed within the Company on May 6, 2004 for a period of three years, until May 6, 2007. After that date, the Chairman of the Board may decide either to keep the SMC or to create another body. The SMC meets every two weeks, alternating between Amsterdam and Paris.

Members of the SMC

The SMC has eight members:

•	the Chairman and Chief Executive Officer of the Company (Chairman of the SMC);

•	three employees of the Company or Air France who hold management positions;

•	the Chairman of the Management Board of KLM; and

•	three members who are either members of the KLM Management Board or KLM employees who hold management positions.

The members of the SMC are appointed by the Appointments Committee of the Company after (i) consultation with the Chairman and Chief Executive Officer of the Company on the members representing Air France or the Company and (ii) consultation with the members of the KLM Supervisory Board for the members representing KLM.

As of September 15, 2004, the members of the SMC were as follows:

Name	Date of birth	Principal positions	Education
Jean-Cyril Spinetta (Chairman of the SMC)	October 4, 1943	Chairman and Chief Executive Officer of the Company and Chairman and Chief Executive Officer of Air France	Graduate of the Ecole Nationale d’Administration

Leo van Wijk	October 18, 1946	Chairman and Chief Executive Officer of KLM	Master’s degree in Economics

Philippe Calavia	October 1, 1948	Chief Financial Officer of Air France	Graduate of the Ecole Nationale d’Administration

Pierre-Henri Gourgeon	April 28, 1946	Chief Operating Officer of the Company	Graduate of the Ecole Polytechnique and ENSA, Master’s in Science from Californian Institute of Passadena

Peter Hartman	April 3, 1949	Chief Operating Officer of KLM	Graduate in engineering and mechanics of the Hogere Technische School van Amsterdam and graduate in management of the Erasmus Universiteit van Rotterdam

Bruno Matheu	August 2, 1963	Senior Vice President— Marketing and Network Management for Air France	Graduate of the Ecole Centrale de Paris

Robert Ruijter (replaced by Michael Wisbrun on December 1, 2004)	April 14, 1951	Chief Financial Officer of KLM (until November 30, 2004) Robert Ruijter will be replaced by Michael Wisbrun (Senior Vice-President for Cargo at KLM) as of December 1, 2004	Diploma in accounting

Cees van Woudenberg	June 27, 1948	Director of Human Resources, KLM	Graduate in law of the Universiteit van Leiden

Role and responsibilities of the SMC

The decisions of the SMC express the joint position of Air France and KLM for any significant strategic decisions that affect commercial, financial, technical and operational areas, particularly with respect to the following:

•	the strategy of the Air France-KLM group toward its competitors, partners and the public authorities;

•	the definition of the strategy for network management, including the development of the hubs, significant changes in the structure of the network, the introduction of routes operated by the two companies, agreements with other carriers, the division of traffic rights between KLM and Air France if there is a European decision to lift restrictions on nationality;

•	the financial objectives of the Group, the definition of the investment policy and the strategy for the fleet and information systems, and any other significant project;

•	significant financial investments and partnership, cooperative and/or alliance agreements with strategic air carrier partners;

•	the purchasing policy;

•	budgets and medium-term planning to ensure that they are in line with the strategy defined by the SMC;

•	the appointment of key personnel within Air France and KLM (selected on the basis of lists prepared by Air France and KLM respectively);

•	the addition of new airlines to the Air France-KLM group;

•	the human resources policy on issues shared by several companies of the Group;

•	any decision concerning the Dutch airline Martinair, in which KLM is a shareholder; and

•	any reserved decision or decision subject to prior consultation (such as those described below).

The SMC will make mandatory recommendations on the issues listed above to the Board of Directors of Air France, the Management Board and the Supervisory Board of KLM. The Subsidiaries of the Company may not make decisions that fall within the jurisdiction of the SMC without a prior mandatory recommendation from the committee.

The SMC also acts as mediator in the event of disagreements about the application of the bilateral commercial agreements or the management of the entities held or managed jointly by Air France and KLM.

The SMC has established 13 sub-committees that deal with the following issues: sales, marketing, network management, cargo, engineering and maintenance, fleet, information technologies, purchasing, human resources/culture, communications, finance, hubs and ground service, flight management, brands and products.

Role and responsibilities of the Chairman of the SMC

The Chairman of the SMC chairs SMC meetings and casts the deciding vote if necessary on any decisions that must be submitted to the SMC, with the exception of decisions reserved for other bodies as summarized below.

Until May 6, 2007, the Chairman of the SMC must consult the Chairman of the KLM Management Board before casting his deciding vote, if necessary, on the following decisions:

•	coordination of the available capacity of Air France and KLM, the schedule and determination of the days for service on shared destinations;

•	coordination in order to avoid unfair practices against one of the two Subsidiaries by any partner that has signed an alliance with the other Subsidiary; and

•	the schedules for passenger transport between France and the Netherlands.

The following decisions must receive a unanimous vote by all members of the SMC:

•	any decision that modifies the assurances given to KLM (see “Additional Information—Information on the agreements concluded in connection with the combination between the Company and KLM—Assurances given to KLM and to the Dutch state by the Company);

•	any decision, the purpose of which is:

•	the combination or creation of common activities within the operational activities of Air France and KLM existing on October 16, 2003, such as the integration within a joint structure of the cargo businesses or any general reorganizations of the operational activities following the divestment or the termination of a business by Air France and KLM;

•	a change in the assignment of key management personnel or of an entire operational activity between Air France and KLM;

•	the calendar, development and implementation of any decision dealing with the two issues described above; and

•	a decision to enter into an intra-group agreement on terms other than normal current terms.

Interest of executives and corporate officers

Compensation of executives and corporate officers

Compensation of the Chairman and Chief Executive Officer

The elements of the compensation for Chairman and Chief Executive Officer Jean-Cyril Spinetta, for fiscal year 2003-04, were proposed by the Compensation Committee and approved by the Board of Directors:

•	a base annual compensation of 265,000 euros as of April 1, 2003; and

•	an objectives-based bonus of up to 60% of the base compensation, with 50% linked to the growth in gross operating income before operating lease payments and in net income over the last three years, and 50% tied to the achievement of strategic objectives (market share, economic balance, customer and shareholder satisfaction).

The total compensation paid by the Company Jean-Cyril Spinetta in fiscal 2003-04 was 382,200 euros (up from 348,514 euros for fiscal 2002-03), including a bonus of 117,000 euros. Jean-Cyril Spinetta is a beneficiary of the pension plan set up for 35 executives of the Company that guarantees an annual pension of between 35% and 40% of his average annual compensation for his last three years with the Company, based his time at the Company.

Compensation of the Chief Operating Officer

The Compensation Committee will recommend to the Board of Directors, before the end of fiscal 2004-05, that it establish the elements of the compensation to be paid to Pierre-Henri Gourgeon, Chief Operating Officer of the Company for fiscal 2004-05.

Pierre-Henri Gourgeon is also a beneficiary of the pension plan set up for 35 executives of the Company that guarantees an annual pension of between 35% and 40% of his average annual compensation for his last three years with the Company, based on his time at the Company.

Compensation of directors and members of Board Committees

No director’s fees or specific compensation was paid to directors and members of the Board committees in fiscal 2003-04, as the Company was still in the public sector during that period. No compensation was paid to the directors who resigned following the privatization of the Company.

The distribution of directors’ fees for fiscal 2004-05 as approved by the Shareholders’ Meeting of June 24, 2004 and a resolution of the Board of Directors was as follows:

(in euros)	Fixed compensation	Variable compensation(1)
Director	12,000	12,000
Committee Chairman
Audit Committee	10,000	—
Other committees	7,000	—
Committee member
Audit Committee	6,000	—
Other committees	4,000	—

(1)	The variable portion of the directors’ fees is based on their attendance at meetings of the Board of Directors and Shareholders’ Meetings.

Stock options for new or existing shares granted to the officers of the Company

The Company has not established a stock option scheme for its officers.

For all information on the stock option schemes established by the Subsidiaries for their own executives, officers or employees which entitled the holders to shares of Air France-KLM, see “Additional Information— Information on the share capital—Stock subscription or purchase option schemes”.

Executive interests in the Issuer’s capital

Name	Number of shares held
Jean Cyril Spinetta	11 shares excluding shares in the FCPE(1)
Leo van Wijk	500 shares
Patricia Barbizet	2,000 shares
Giancarlo Cimoli	10 shares
Jean François Dehecq	523 shares
Willem Duisenberg	100 shares
Jean Marc Espalioux	601 shares
Cornelis van Lede	1,000 shares
Floris Maljers	500 shares
Pierre Richard	401 shares
Christian Magne	Shares in the FCPE(1)
Christian Paris	889 shares excluding shares in the FCPE(1)

(1)	FCPE: Fonds Commun de Placement d’Entreprise (collective employee shareholding fund).

The State representatives are not required to hold shares in the Company.

Loans and guarantees granted to corporate officers of the Company

None.

INTERNAL CONTROL

Internal control applicable to the Group

The Group Project on the information provided to the public

In order to ensure compliance with new French and American legal requirements (including the Sarbanes-Oxley Act of 2002), internal control principles and procedures, and the preparation of financial information, the Company will rely on the work of the “Group Project” established at Air France (See “Internal control applicable to Air France” below) and, in conjunction with KLM, develop an analysis of the effectiveness of the internal control at the Company.

The External Audit Charter

A Charter for Approval and Tracking of Audit Services, adopted by the Company’s Audit Committee on September 21, 2004, applies to all consolidated Group companies and to the Subsidiaries since September 30, 2004. This Charter, which is intended to ensure the independence of the auditors, contains a list of authorized audit and related services and a list of prohibited services. Pursuant to this Charter, any audit service performed within the Company must first be approved by the Audit Committee under the conditions stipulated by the Charter. Every year, the Company prepares a report on the application of the Charter and a list of the various services performed during the year.

The Ethics Code

On March 25, 2004, the Company’s Board of Directors adopted an Ethics Code. The purpose of this Code, which is applicable to the entire Group, is to inform members of the Board of Directors, the members of the Executive Committee of Air France, and certain employees of Air France about the conditions under which they can execute securities transactions and about their obligations to protect confidential information in their possession and to prevent conflicts of interest.

Financial Ethics Code

This code, adopted on September 1, 2004, stipulates certain rules of conduct applicable to the principal executives of the Company with respect to financial communications and information.

Internal control applicable to Air France

Pursuant to the new French legal requirements (the New Economic Regulations Act, the financial security law), Air France published its principles and procedures for internal control, for the first time, in a special report from the Chairman of the Board and a special report from the Auditors,.

The special report from the Chairman of the Board on internal control, which includes a detailed description of internal control procedures and principles within Air France, is available in Air France’s annual report for fiscal 2003-04. This report presents, in particular, the internal control objectives and procedures within Air France, the general organization of internal control, and applicable references.

Air France also established in fiscal 2003-04 a “Group Project” supervised by a member of the Air France Executive Committee. The mission of the Group Project is to prepare on a regular basis an analysis of the effectiveness of the procedures for control of the financial information provided to the Company (financial reports, financial communications, reporting obligations to the market authorities in France, the Netherlands, and the United States, etc), and an action and improvement plan for the future.

Internal control applicable to KLM

A code on corporate governance applies to listed Dutch companies (Tabaksblat Code). Prior to the combination between Air France and KLM, KLM was subject to the requirements of the Tabaksblat Code and complied with most of the principles stipulated in this code. Although it is no longer a listed company, KLM has decided to continue to comply with most of the principles of the Tabaksblat Code.

STRATEGY

The most important event of fiscal 2003-04 was the preparation and completion of the combination with KLM. The strategic value of this operation is based on three key factors: the change in the European economic and regulatory environment for the air transport sector, the complementary features of the two companies, and the level of synergies that it should be possible to generate thanks to these complementary features.

Changes in the European environment driving consolidation

The creation of a single market in 1993, with 400 million citizens, should have led to the creation of airlines in line with the size of this market. However, the regulatory framework for the industry, which imposed nationality principles, curbed the consolidation of the sector by preventing companies operating international networks from joining forces. The result was a fragmentation of the sector into a very large number of companies, to the detriment of profitability. Over the last two years, various changes have been made to the regulatory framework. Following the ruling by the European Court of Justice in November 2002, the European Transport Ministers authorized the European Commission to negotiate an open skies agreement with the United States. This agreement, which is currently under negotiation, will lead to the disappearance of the nationality clause for European airlines flying to the United States. The application of this agreement should also change the nationality clause in all the agreements signed by the European countries with the rest of the world. This process, amplified by the expansion of Europe in May 2004 to 500 million people with the accession of ten countries from Eastern Europe was the driving force behind the decision of Air France and KLM to merge and take a strategic advantage in the consolidation process.

Air France and KLM, two complementary airlines

Both of the companies have three core businesses: passenger, cargo and maintenance. Their strengths dovetail effectively in each business.

With regard to passenger transport, the two companies have developed two hubs (efficient transfer platforms) in Paris and Amsterdam, which have allowed them to win large market shares in Northern Europe for KLM and in Southern Europe for Air France. In markets where their positions are weaker, the two companies will be able to combine their commercial positions and become even more competitive.

The two airlines also complement each other in the long-haul network. Out of 106 destinations, KLM brings 27 new destinations to the Air France network, while Air France offers 43 new destinations to KLM customers. Only one-third of the destinations are served by both companies and these destinations are seeing large traffic volumes that justify the presence of the two carriers.

The Group covers a total of 225 destinations around the world, operating out of two of the four principal European hubs that are based only at airports with potential for expansion. The Group will also benefit from the existing partnerships of both companies, particularly with American partners like Delta Airlines for Air France and Northwest Airlines and Continental Airlines for KLM, which joined the SkyTeam alliance in September 2004.

On the basis of the 2003-04 consolidated data, the Group posted pro forma revenues of 14.3 billion euros for the passenger segment.

This business combination will also lead to the creation of a global and European cargo leader, with critical mass in key markets and pro forma revenues of 2.4 billion euros (consolidated data for 2003-04).

Finally, the two airlines are also highly complementary in aircraft maintenance and are combining their expertise to become one of the world’s leading suppliers of maintenance services with the ability to meet the needs of the leading airlines. On a consolidated basis, they generated pro forma revenues of 751 million euros in 2003-04.

The Group is now the world’s third largest in passenger traffic and the world leader in international passenger traffic (source: IATA 2003) and the second-largest group world-wide (excluding integrators) for cargo activity (source: IATA 2003).

A profitable growth strategy

The Group’s strategy continues the strategies implemented by the two companies—a strategy of profitable growth that builds on their fundamental assets. This strategy has allowed Air France to generate profits for 7 years despite the crisis years, and KLM has returned to profitability after two difficult years.

These fundamental assets are:

•	powerful hubs that connect the medium-haul networks with the long-haul networks;

•	a balanced network to limit the consequences of economic and geopolitical risks;

•	a highly integrated and expanding global alliance;

•	a product offer that responds to customer needs; and

•	a strict cost-control policy;

The priority of the new Group is to implement the synergies that were studied and estimated throughout the process to merge the Company and KLM.

Air France-KLM: two of the top four European hubs

Today, the hubs are the core of competition in Europe: 75 % of long-haul flights are concentrated on 10 European hubs and 54% of these flights on only four hubs: London Heathrow, Paris CDG, Frankfurt and Amsterdam. The Group now has access to two of the top four European hubs: the Roissy CDG hub (Paris) (Air France) and the Schiphol hub (Amsterdam) (KLM), which gives the passengers of both companies access to an expanded global network.

The Air France hub at Paris CDG

The principal Air France hub is at Roissy CDG (Paris). This is Europe’s third-largest airport in terms of passengers (48.9 million) and the leading European airport for flights (source: 2002 AIC classification).

This airport seems to be a particularly effective facility for the Air France-KLM group. With approximately 16,000 transfers per week between medium and long-haul flights made in less than two hours (source: IATA 2004 winter season), the Air France hub at Roissy CDG is the largest in Europe and attracts passengers from all over the world.

The efficiency of the Air France hub is reflected in the 1.1% increase in the transfer rate on Air France flights to 44.3% in fiscal 2003-04, which includes a 3.5% increase in premium class passengers attracted by the speed of transfers, the number of flights, and the density of the network.

This activity level continued in the first quarter of 2004-05: transfer traffic at the Roissy CDG hub was up 19.4%, while point-to-point traffic (see Glossary) rose 5% (source: Air France).

The KLM hub at Schiphol (Amsterdam)

The principal KLM hub is located at Schiphol (Amsterdam). Schiphol is the fourth largest airport in Europe, both in terms of passengers (approximately 40 million per year) and in aircraft flights.

The limited size of the Dutch domestic market has led KLM to become the first European company to establish a hub and the carrier now ranks fourth, with 5,425 weekly transfers between its medium-haul network and its long-haul network in less than two hours (source: IATA 2004 winter season). 67% of KLM’s passengers are in transit, which confirms the importance of transfer traffic for KLM (source: KLM).

A balanced network

In fiscal 2003-04, the Air France-KLM group carried approximately 62.1 million passengers through a network of 225 destinations.

The long-haul network represented 75.7% of the available seats and 78.8% of traffic, generating a passenger load factor of 80.4%. 17.5 million passengers flew with the long-haul lines.

The North American and Latin American network covers 26 destinations, with 15 in North America and 11 in Latin America. This network represented 29.8% of total capacity and 32% of the total traffic, with a passenger load factor of 82.7%. 6.9 million passengers traveled on the network.

The Asian network suffered from the SARS epidemic, but the decline in available seats early in the fiscal year and the recovery of traffic in mid-summer 2003 allowed the network to maintain a high load factor of 79.5%. The two airlines carried 3.4 million passengers to 19 destinations. The Asian network represented 18% of capacity and 18.6% of traffic.

The Africa-Middle East network includes 44 destinations, 30 in Africa and 14 in the Middle East. This network represented 13.5% of total capacity and 13.4 % of total traffic. The airlines carried four million passengers with a load factor of 76.8%.

The Caribbean and Indian Ocean network covers 15 destinations. It represented 14.3% of total capacity and 14.8% of total traffic, with 3.3 million passengers carried. The passenger load factor was 79.9%.

The medium-haul network covers the French domestic market, Europe and North Africa. This network carried 44.5 million passengers. Capacities and traffic on the network represented 24.3% and 21.2% respectively of all capacities and traffic, with a load factor of 67.3%.

SkyTeam, a global alliance

In an increasingly globalized market, it is necessary to have a powerful worldwide offer. Only an alliance of European, American and Asian partners is capable of meeting market needs, both for passenger service and cargo.

The three global alliances—SkyTeam, oneworld and Star Alliance—represented 61% of international traffic in 2003 (source: IATA 2003).

When it was formed in 2000, SkyTeam included Air France, Aeromexico, Delta Airlines and Korean Air; in 2001, these companies were joined by Alitalia and CSA. On September 13, 2004, KLM and its American partners Northwest Airlines and Continental Airlines officially joined SkyTeam, making SkyTeam the second largest global alliance with a market share of 20%, behind Star Alliance (25% market share) and ahead of oneworld (18% share) (source: IATA 2004). In addition, since 2002, a commercial agreement for the American domestic market has linked Delta Airlines, Continental Airlines and Northwest Airlines.

The SkyTeam alliance benefits from the anti-trust immunity on the North Atlantic between Air France and Delta Airlines and its European partners, and between KLM and Northwest Airlines. The four companies have initiated procedures to obtain joint benefit of anti-trust immunity in this sector. In the Pacific, Delta Airlines and Korean Air also have anti-trust immunity. Since November 13, 2004, Air France and Continental Airlines have been authorized by the US authorities to sign a code-sharing agreement (see Glossary).

SkyTeam offers global coverage to its customers, serving a network of 658 destinations in 137 countries, with a choice of more than 14,000 daily flights based on its system of efficient hubs around the world:

•	In Europe: Amsterdam, Paris, Milan and Prague;

•	In the US: Atlanta, Cincinnati, Cleveland, Detroit, Houston, Memphis, Minneapolis-St Paul and New York (JFK and Newark); and

•	In Asia: Guam, Seoul-Incheon and Tokyo.

The SkyTeam alliance continues to expand: Aeroflot and China Southern announced, in June and August 2004, that they intend to join SkyTeam in 2005.

The SkyTeam founding companies have decided to extend the alliance to their cargo activity. This decision led to the birth of SkyTeam Cargo in September 2000.

SkyTeam Cargo is the world’s leading cargo alliance, grouping together the activities of Aeromexico Cargo, Air France Cargo, Alitalia Cargo, CSA Czech Airlines Cargo, Delta Air Logistics, KLM Cargo and Korean Air Cargo. It offers a global network of more than 500 destinations in 114 countries. The member airlines have adopted a unique offer, organized around four segments originally developed by Air France. With this line of products, the alliance offers harmonized handling procedures between airlines, greater flexibility and simple solutions. Thanks to a “common roof” policy, 72% of the freight shipped between SkyTeam destinations is handled using integrated procedures or common agents. Furthermore, Air France Cargo, Delta Air Logistics, and Korean Air Cargo have created a centralized booking center as a joint venture in the United States, which KLM Cargo has subsequently joined.

SkyTeam Cargo has been strengthened by the arrival of KLM, whose cargo business represented one billion euros in 2003-04.

A product offer responsive to customers

While conducting their own commercial policies, Air France and KLM are developing a common approach through harmonized programs, an attractive pricing policy, and a combined frequent-flyer program.

However, each company continues to respond to its own customers. Air France has completed two major reorganizations, with the creation of “Nouveaux Espaces de Voyage” (New Travel Spaces) which consists of a new long-haul cabin configuration in two- or three-class versions, and a new medium-haul product that is simpler and easier to access in return for a reduction in fares. This search for ease and simplicity is driving the development of e-service products. This is the e-ticket, the proportion of which has tripled in two years to total one-third of ticket sales on domestic and international flights (75% of flights). In France, this ticket form represents 50% of sales. The self-service terminals are now accessible to most passengers in France and Europe. Finally, flight schedules can now be downloaded to personal computers or PDAs and Internet check-in allows passenger to select their seats and print their boarding tickets.

Since June 2004, KLM has offered the new “Europe Select Class” on European flights, which offers amenities comparable to the previous “Europe Business Class”. In addition, Europe Select Class fliers will have access to all fare grids and to a range of improved ground services. KLM has also introduced the new Boeing B777-200 ER on intercontinental flights, which offers increased comfort and an improved line of on-board services.

The joint commercial approach within the Group includes the development of the networks based on easier connections between the hubs in Paris and Amsterdam and new routes between smaller cities in the two countries and these hubs. Offering more destinations should result in real access to the two networks, while preserving the two brand names. The Group has responded with innovations, creating fares that can be combined to give passengers access to the best prices of both companies, while traveling on the two carriers for the same trip.

The optimization of the global offer also includes combined frequent-flyer programs. This means that passengers accumulate and use miles on both companies, whatever the program to which they belong.

Substantial synergies

The complementary features of the two companies and the organization of the Group into “one group, two companies” are intended to generate all the synergies identified when the Group was created.

The synergies estimated at the time of the Air France and KLM combination were valued between 385 and 495 million euros in the fifth year after the combination, with 65-75 million euros realized in 2004-05. The faster-than-expected consolidation of the two companies led the group to revise the rollout of these synergies. In fact, new simulations project amounts at the upper end of the range announced during the combination operation, and a gain of about a year in achieving these synergies. Thus, as of 2005-06, the total cumulative amount is about 265 million euros, which is higher than the maximum amount initially projected for fiscal 2006-07.

The costs of implementing these synergies are estimated at 145 million euros.

For fiscal 2004-05, the objective of 65-75 million should be exceeded and reach 90 million euros. The costs to implement these synergies are estimated at 30 million euros for fiscal 2004-05.

Cost control policy

The strategy developed by the Air France-KLM group is also backed by strict cost control, particularly necessary in a sector in which margins are small.

Since 1998, Air France has instituted three-year savings plans. The “Performance 2003” plan ended on March 31, 2004. The goal of this plan, which was to generate 280 million in savings, was exceeded and totaled 300 million euros. Air France also implemented economic savings measures in the crisis context of 2003-04, which saved 125 million euros in operating costs and 350 million euros in cash from investing activities.

On April 1, 2004, Air France launched its new three-year “Major Competitiveness 2007” plan, which should control costs at 600 million euros in the third year, corresponding to a 6% improvement in unit costs measured in equivalent available seat-kilometers (EASK).

KLM initiated a restructuring plan in fiscal 2003-04 with a target of 650 million in savings in 2005-06. The plan includes changes in procedures, improved productivity with the replacement of the long-haul fleet, savings on purchases, and the elimination of 4,500 jobs. This restructuring plan is proceeding as projected and KLM had saved 200 million euros at March 31, 2004.

ACTIVITY REPORT

A difficult context for the airline industry

After the events of September 2001, the rebound in traffic was compromised by the war in Iraq, the SARS epidemic, and the worldwide economic slowdown. In effect, the growth in GDP in the countries of the euro zone was 0.4% over 2003. As a result, traffic for calendar year 2003 was down 2.4% from 2002 (source: IATA December 2003). Early 2003 had a difficult start, but improved in the second half.

Despite these difficulties, the losses in the sector in 2003 were considerably lower than the previous year. The International Civil Aviation Organization (ICAO), representing scheduled airlines from 188 member states, estimated their operational losses at 2.8 billion dollars for revenues of 312.9 billion dollars, a ratio of 0.9% compared with 1.6% the previous year. These figures complete the data provided by the International Transport Association or IATA for international air transportation, which announced a cumulative loss of 30 billion over three years, including four billion in 2003.

Even though the entire sector has suffered from the sluggish economy impacted by international uncertainties, all continents were not affected equally by the various crises in 2003.

The Asian carriers were particularly hard hit by the SARS epidemic. Traffic in this region declined 51% in the midst of the health crisis. The level of international traffic for airlines in the AAPA (Association of Asia-Pacific Airlines) was down a total of 9.7%. According to the AAPA, the SARS crisis cancelled out the growth seen in traffic over the last three years.

The scheduled American airlines have still not returned to profit since the crisis of 2001. They posted a total of 4.9 billion dollars in losses for 2003, nevertheless reducing their losses by half (11 billion in 2002). Some American airlines were placed under the bankruptcy protection law (Chapter 11), including United Airlines in 2003, which forced them to implement drastic cost-cutting measures that included major wage concessions for three carriers. Despite appreciable cash levels, the deterioration in their balance sheets is still a concern and is impacting their recovery. On the other hand, low-cost American airlines improved their performance in 2003, with a total of 770 million dollars in net income for the four leading companies compared with 82 million in losses in 2002.

On the whole, members of the Association of European Airlines (AEA) have weathered the various crises more successfully. In 2003, traffic was up 1.2% with a 1.4% increase in capacity thanks to the recovery seen at the end of the year, despite Asian traffic that continued to decline over by 6.8% (source: AEA).

The situation in the air transport sector varies considerably across Europe. The leading scheduled airlines (Air France, British Airways, Lufthansa and KLM) with efficient hubs and more balanced financial structures, and which have taken cost-cutting measures, have weathered the various crises and are ready to take advantage of the recovery in traffic. Between 2001 and 2003, their market share of traffic measured in revenue passenger-kilometers (RPK) rose from 59% to 62% (source: AEA). However, certain scheduled airlines have been hit particularly hard over the last three years and have either disappeared, like Sabena, or had to scale down their operations as at Swissair and SAS.

The French market, the largest in Europe, was most heavily impacted by the SARS crisis and the fallout from the war in Iraq, since 80% of the traffic is generated from international flights. The French Department of Civil Aviation (DGAC) estimated that these two events cost the carriers between 1.2 and 1.8 million passengers in 2003. In addition, the air carriers have to compete with the high-speed railway (TGV) and the automobile in the domestic market, and with the TGV on two European routes. As a result, the number of passengers in the French market in 2003 was down 5% from 2002, while the number of international passengers rose 1%.

Over the last few years, Europe has also seen the development of low-cost airlines, following the example of the US market. While 44 low-cost airlines have been created since 1995, half of them since 2001, only 34 companies were still in business in the summer of 2004. European low-cost carriers can be grouped into three categories: Nineteen low-cost companies have been created, eight of which have already disappeared; 13 low-cost carriers were formed by scheduled airlines, one of which has disappeared; in 2002, charter airlines and tour operators entered the low-cost transport market, creating a dozen airlines, one of which has disappeared. The opening up of Europe to the East is bringing new airlines with even lower costs. While five carriers of this type have been announced, three of them are already operating.

In France, the number of passengers carried by low-cost airlines rose from 1.2 million in 1999 to 7.8 million in 2003. EasyJet is the second-largest carrier with 3.2 million passengers in France in 2003 and Ryanair ranks fourth with 2.5 million passengers, coming primarily from Great Britain to visit France.

Rising oil prices is the new challenge for fiscal 2004-05.

The recovery in traffic seen from the summer of 2003 continued over the first ten months of 2004 with a substantial recovery since the beginning of the year (January-September 2004: +17.7% in international traffic) (source: AEA). However, since the spring of 2004, the airlines have been faced with higher oil prices, which reached historic levels in October 2004. According to IATA, the sector could lose between five and six billion dollars in 2004, whereas the association was projecting profits of three billion earlier in the year, after more than 30 billion in accumulated losses since 2001. In Europe, the scheduled carriers reacted by instigating “fuel surcharges”; these are financial surcharges, independent of the ticket price, based on the flight (medium-haul or long-haul) and paid by the traveler. Air France and KLM have applied three fuel surcharges since May 2004, as has British Airways, while Lufthansa has implemented two. These fuel surcharges are expected to be abandoned when oil prices return to acceptable levels.

In the first half of 2004-05 in the United States, the situation of the American carriers has continued to deteriorate in an environment marked by renewed fears of attacks, very strong competition, and the difficulties of the carriers in applying their savings plans. Chapter 11 protection granted by the bankruptcy laws has just been used for the first time by a low-cost company (ATA) and the other carriers are looking for credit lines and labor agreements with their pilots, and they continue to lay off personnel (Delta Airlines, United Airlines and Northwest Airlines).

In Asia, the very strong recovery in intra-regional traffic (+25.3%) and in Asia-Europe traffic has confirmed the strong position of the companies in this region.

Activities of the Air France-KLM group

The financial data for the activities of the Company over fiscal 2003-04 presented below have been prepared on a pro forma consolidated basis over twelve months since the Air France-KLM group did not legally exist for this period. Also presented below are the data for the operations of Air France and KLM for fiscal 2003-04 as shown in their respective annual reports on a 12-month basis, as well as the consolidated data for the Company for the first half of 2004-05 on the basis of a consolidation over six months for Air France and over five months for KLM, as the acquisition was accounted for at the close of the exchange offer on May 3, 2004.

To enable a comparison, the figures for the first half ended September 30, 2003 have been compiled on a consolidated pro forma basis of six months for Air France and five months for KLM. The changes described result from variations between the consolidated data at September 30, 2004 and the pro forma data at September 30, 2003.

The Air France-KLM group carries out three principal activities through its two operational subsidiaries, Air France and KLM: passenger, cargo, and aircraft maintenance.

Pro forma fiscal 2003-04(1)	at March 31, 2004 (in €m)
Passenger revenues	14,329
Cargo revenues	2,394
Maintenance revenues	751
Other revenues(2)	752

Total revenues Air France-KLM group	18,226

(1)	Air France and KLM consolidated pro forma over 12 months
(2)	The Other sector primarily covers the catering operations of the two companies: Servair and KLM Catering Services, as well as KLM’s charter activity

First half at	September 30, 2004(1) (in €m)		September 30, 2003(1) pro forma (in €m)	Variation
Passenger revenues	7,597		6,956	+9.2%
Cargo revenues	1,147		1,072	+7.0%
Maintenance revenues	377		362	+4.1%
Other revenues(2)	474	(3)	407	+16.5%

Total revenues Air France-KLM group	9,595		8,797	+9.1%

(1)	First half: consolidation of Air France over six months (April to September) and KLM over five months (May to September)
(2)	The Other sector primarily covers the catering operations of the two companies: Servair and KLM Catering Services, as well as KLM’s charter activity
(3)	Servair was consolidated with one quarter’s time-lag. To offset this difference, six months of revenues were consolidated in the first quarter of fiscal 2004-05, representing 9 months for this first half

Activity for the first half of the year was steady. The Air France-KLM group posted revenues of 9.60 billion euros (+9.1%), after a negative currency effect of 1.7%. Despite a very sharp rise in oil prices, which raised the oil bill 26.7% to 1.25 billion euros, the group doubled its operating income before aircraft sales to 451 million euros (218 million euros at September 30, 2003 on pro forma data) thanks to strict cost control and a weak dollar that favorably impacted expenses. The group’s pre-tax income was 426 million euros (256 million at September 30, 2003 on pro forma data). After a tax charge of 121 million euros, net income group share was 296 million (189 million at September 30, 2003 on pro forma data).

Passenger activity

General information

Air France-KLM is the leading European passenger carrier, and passengers accounted for 79% of the Group’s revenues in fiscal 2003-04.

Fiscal 2003-04

Air France-KLM group

The Group’s performance differed significantly between the two half-year periods. The first six months, and more specifically the first quarter, were adversely affected by the weak European economy, the fallout from the war in Iraq, the SARS epidemic, and a series of strikes by air-traffic controllers linked to French pension reforms. The first signs of recovery were seen in June and confirmed in the second quarter, even though the level of traffic to Asia remained lower than it had been prior to the epidemic. The activity during the second half offset the weak performance in the first half.

The Group maintained a high load factor of 77.2% over the year. The breakdown of passenger activity between long-haul and medium haul was as follows:

Fiscal 2003-04(1) pro forma	Offer (ASK)(2) In millions of ASK	Traffic (RPK)(3) In millions of RPK	Load factor (%)
Long-haul	156,324	125,623	80.4%
Medium-haul	50,231	33,801	67.3%

Total Air France-KLM group	206,555	159,424	77.2%

(1)	Air France and KLM consolidated pro forma over 12 months
(2)	ASK: Available seat-kilometer
(3)	RPK: Revenue passenger-kilometer

Pro forma revenues in fiscal 2003-04 for the passenger activity of the Air France-KLM group were 14.3 billion euros.

Air France

Over fiscal 2003-04, Air France completed nearly 1,800 daily flights to 189 destinations in 84 countries and carried nearly 43.7 million passengers with a fleet of 357 planes in operation. Air France is the third largest company in the world and ranks second in Europe in number of passengers.

Over the full year, traffic was up 1.7% with available capacity up 2.4%. The passenger load factor dropped slightly to 75.6% from 75.1% the previous year. Air France maintained its market share (17.3% versus 17.4% the previous year). In three years, Air France gained two points in market share.

Revenues in 2003-04 for Air France’s passenger business totaled 10.3 billion euros, a decline of 2.5% including negative currency effects. Passenger operating income was 67 million euros, down form 120 million the previous year. Unit revenue per available seat-kilometer (ASK) was down 5%, after a negative currency impact of 3.8% and a network mix effect of 0.4%. Revenue per passenger-kilometer (RPK), adjusted for the same effects, was down 4.3%.

KLM

Over fiscal 2003-04, KLM provided more than 500 daily flights to approximately 130 destinations in 65 countries, and carried nearly 19 million passengers.

Traffic over the full year was down 3% with a 4% decline in capacity, improving the passenger load factor from 79.4% at March 31, 2003 to 80.1% at March 31, 2004.

KLM’s passenger revenues for 2003-04 totaled 4.2 billion euros, down 7% from the previous year after a negative currency impact of 7%. Operating income was 187 million euros versus a loss of 25 million the previous year. Unit revenue per available seat-kilometer (ASK) remained stable (5%) and unit revenue per passenger-kilometer (RPK) declined 6% after a negative currency effect of 7%.

First half of 2004-05

Air France-KLM group

In the first half of 2004-05, the Air France-KLM group performed very well in the passenger segment. Traffic was up 11.6% for a 9.3% increase in capacity, generating a 1.6 point improvement in the passenger load factor to 79.5%, which is 2.7 points higher than the average load factor of the carriers in the Association of European Airlines (AEA). The Air France-KLM group also confirmed its position as the European leader in air transport with a market share of 25.5% (source: AEA: April-September 2004).

With a fleet of 550 aircraft in operation, the group carried 32.7 million passengers, up from 30.4 million as of September 30, 2003 and earned revenues of 7.60 billion euros, an increase of 9.2% over the six-month period ended September 30, 2003 despite a negative currency effect of 1.5%. The hike in oil prices led the group to implement fuel surcharges. In May 2004, Air France and KLM introduced a surcharge of 3 euros per flight coupon for Air France and 4 euros per coupon for KLM. In August, an additional surcharge was levied, based on destination, in the amount of 2 to 12 euros per coupon at Air France and 2 to 3 euros per coupon at KLM. Finally, the third surcharge, introduced in October with no impact on the six months ending September 30, 2004, was 11 euros per long-haul coupon at Air France and 7 euros per long-haul coupon at KLM.

Scheduled passenger revenues grew 9.1% to 7.12 billion euros at September 30, 2004. Revenue per passenger-kilometer (RPK) was 8.38 euro cents and was down 2.3% (1.7% after negative currency effects of 1.6%). The 1.6 point improvement in the load factor helped sustain revenue per available seat-kilometer (ASK), which was 6.66 euro cents (-0.2%) and rose 1.4% excluding negative currency effects. The unit cost of passenger operations measured in ASK was 6.26 euro cents, a decline of 4.5% at constant currency and oil prices.

The passenger activity posted an operating income of 349 million euros, up from 147 million for the half year ended September 30, 2003 (pro forma figures), a period particularly impacted in the first quarter by the SARS crisis, the Middle East situation, and labor tensions in France.

First half ended September 30	2004(1)	2003(1) pro forma	Variation
Passenger revenues (in €m)	7,597	6,956	+9.2%
Scheduled passenger revenues (in €m)	7,118	6,523	+9.1%
Unit revenue per ASK (in € cents)	6.66	6.68	-0.2%
Unit revenue per RPK (in € cents)	8.38	8.58	-2.3%
Unit cost per ASK	6.26	6.45	-3.0%
Operating income (in €m)	349	147	+137%

(1)	Consolidation of Air France over 6 months and KLM over 5 months

In June 2004, the Group implemented the first synergy measures between the two companies:

•	at Roissy, KLM was transferred from Terminal 1 to Terminal 2 with Air France, thus facilitating connections between the Paris and Amsterdam hubs with 15 flights daily;

•	connections between other French and Dutch cities were increased;

•	the Group has begun streamlining its networks by closing certain long- and medium-haul routes at one of the airlines to the benefit of the equivalent route at the other airline;

•	to facilitate access to the expanded network, the Group launched an innovative fare program: whereas, to get the best prices normally means getting a round-trip ticket on the same carrier, the Group allows travelers to use one of the two carriers for the outgoing leg and the other for the return at the round trip fare; and

•	the frequent-flyer programs can be combined and allow passengers to accumulate and use their miles in either program in which they participate. The airport lounges are also open to passengers on both carriers.

These measures have raised the number of KLM passengers on Air France and vice-versa, particularly for destinations not served by the original company for these passengers, thus strengthening the Group’s position.

	Capacity (ASK)		Traffic (RPK)		Passenger load factor		Scheduled passenger revenues
First half at September 30, 2004(1)	Million	Change(2)	Million	Change(2)%		Change	Change(2)
Long-haul	80,613	+10.0%	66.637	+13.1%	82.7%	+2.3	+11.8%
Medium-haul	26,002	+7.4%	18.154	+6.6%	69.8%	-0.5	+5.7%
Total Group	106,615	+9.3%	84.791	+11.6%	79.5%	+1.6	+9.1%

(1)	Consolidation of Air France over 6 months and KLM over 5 months
(2)	Changes presented in relation to first half 2003-04 pro forma figures

Long-haul network

Traffic on the long-haul network was dynamic over the first half of fiscal 2004-05 with scheduled passenger revenues of 4.06 billion euros (+11.8%). All networks, with the exception of the Caribbean and Indian Ocean, posted growth; the Asian network has recovered from last year’s health crisis.

1st half at September 30, 2004(1)(2)	Capacity (ASK)	Traffic (RPK)	Scheduled passenger revenues by destination (in m€)
Americas	+6.6%	+10.1%	1,570	+10.7%
Asia-Pacific	+30.2%	+37.3%	1,018	+35.4%
Africa and Middle East	+7.8%	+11.2%	934	+12.0%
Caribbean and Indian Ocean	-3.6%	-5.1%	538	-14.1%
Total	+10.0%	+13.1%	4,060	+11.8%

(1)	Consolidation of Air France over 6 months and KLM over 5 months
(2)	Changes presented in relation to first half 2003-04 pro forma figures

The Americas network recorded steady activity in both North and Latin America. The number of passengers rose from 3.4 million at September 30, 2003 to 3.8 million at September 30, 2004 (+11.2%). This network represented 22.1% of total scheduled passenger revenues for this period, (21.7% at September 30, 2003). The North American network returned to strong growth in traffic (+12.9%) and a very high load factor of 88.3%, up 3 points. Latin America continued to be a very dynamic market. Traffic was up 2.8% at stable capacity (up 0.3%). The load factor improved again by 2.1 points to 84.7%. Rationalization of the long-haul fleet began in summer 2004 with the cessation of KLM flights to Caracas in favor of Air France; Air France added two flights to this destination which is now served daily from Paris. Today, the Air France-KLM group is the leading carrier between Europe and Latin America with a market share of nearly 20% and capacity of approximately 44,000 seats every week in both directions.

Asia returned to strong growth during the period, after a 2003-04 first half impacted by the SARS crisis. 1.9 million passengers flew these routes, up from 1.4 million in fiscal 2003-04. Capacities rose 30.2% and traffic jumped 37.3%, driven not only by the effect of the end of the health crisis, but also by improved routes. Air France is the only European airline offering daily flights to four cities in China (including Guangzhou opened in January 2004). Flights to Vietnam are now direct. In addition, flights were added to Tokyo and Mumbai (Bombay). The load factor improved sharply (+4.2 points) to 81.4%. The Asian network represents 14.3% of total scheduled passenger revenues, up from 11.5% at September 30, 2003.

The Africa and Middle East network suffered from the war in Iraq and its consequences, and from the political instability in Africa during the six months ended September 30, 2003. During the first half of fiscal 2004-05, Africa posted growth in traffic higher than capacity growth and the Middle East network recorded a very strong increase in capacities and traffic with the relaunch of Air France flights to Tehran and the creation of the Dedicate network by the French airline. This service is designed to facilitate business travel to production sites or development areas that are even more remote. Three new destinations were added in June, and a third flight was added to Pointe Noire. In total, passenger numbers increased from 1.8 million to 2.1 million (+13.9%). The network’s share of total scheduled passenger revenues was up from 12.7% at September 30, 2003 to 13.1% at September 30, 2004.

The Caribbean and Indian Ocean network faced a strong competitive environment, particularly in the zones served by Air France which represents approximately 80% of this network. As a result, the group was forced to lower capacities (-3.6%), a decline lower than the drop in traffic (-5.1%). The load factor deteriorated slightly, while remaining at a high level of 77.7% (-1.2 point). The number of passengers declined by 5.8% to 1.5 million from 1.6 million in the period ended September 30, 2003. The share of the Caribbean and Indian Ocean network in total scheduled passenger revenue also declined from 9.6% to 7.6% at September 30, 2004.

European medium-haul network

Traffic on the European network (including the French domestic network) grew 6.6%, with capacities up 7.4%, while the load factor fell by 0.5 point to 69.8%. The number of passengers increased by 5.8% to 23.4 million (22.1 million at September 30, 2003). The contribution of the European network to total scheduled passenger revenues was 42.9% versus 44.4% at September 30, 2004.

First half at September 30, 2004(1)(2)	Capacity (ASK)	Traffic (RPK)	Scheduled passenger revenues by destination (in m€)
Europe and North Africa	+7.4%	+6.6%	3,058	+5.7%

(1)	Consolidation of Air France over 6 months and KLM over 5 months
(2)	Changes presented in relation to first half 2003-04 pro forma figures

Sharp competition and structural changes in customer demand in the European market led Air France to study product revisions on its European lines by introducing more flexibility and improving ground efficiency, and simplifying and standardizing the flight product with a simple and segmented fare policy, while optimizing use of space within aircraft. Progressive implementation began in April 2004, resulting in steady growth in the Air France offer of about 1 point.

At the same time, KLM expanded its capacity to France from Amsterdam, Rotterdam and Eindhoven. The two carriers also began to streamline their medium-haul network. Air France stopped its flights to Bristol and Glasgow in favor of KLM, while KLM stopped its service to Casablanca and Turin to the benefit of Air France.

In the French market, traffic rose 5.5% with capacity up 8.1%, as the French company strengthened its service to Nice and Toulouse following the departure of the Aéris company. The load factor was 66.2% (-1.7 point).

Cargo Activity

General information

Cargo is the second business of the Air France-KLM group, generating pro forma revenues of 2.4 billion euros in 2003-04, representing 13.2% of total revenues. The Group carries half its freight on a fleet of 15 cargo planes and 17 combination passenger-cargo planes, and half in passenger planes.

The combination of Air France and KLM created the world’s second-largest carrier (excluding integrators) behind Korean Air (source: IATA 2004).

In 2000, the founding companies of the SkyTeam alliance decided to expand their cargo operations and created SkyTeam Cargo, which currently includes Air France Cargo, KLM Cargo, Delta Air Logistics, Alitalia Cargo, Korean Air Cargo and CSZ Airlines Cargo. These companies have adopted a unique offer organized around four segments and offer harmonized handling procedures.

Fiscal 2003-04

Air France-KLM

In fiscal 2003-04, the Air France-KLM group carried 1.6 million tons of freight on its five major networks.

The two principal networks are the Americas and Asia. In fiscal 2003-04, the Americas network represented 35.3% of the total offer and 34.7% of total traffic with a load factor of 67.9%. This network was particularly impacted by the weak dollar, which limited European exports.

The Asia network represented 43.6% of the total capacity and 49.3% of the total traffic. The strong growth in this region and the decline in available seats in the passenger segment on this network because of SARS created a lack of capacity, which generated a very high load factor of 78.1%.

The Africa and Middle East network represented 10.5% of the total offer and 9.2% of capacities with a load factor of 60.6%. The Europe and North Africa network represented 3.2% of capacities and 1.0% of traffic. The cargo load factor was 21.6%. In Europe, freight is mainly transported by road. Finally, the Caribbean and Indian Ocean network represented 7.5% of total capacities and 5.8% of total traffic with a passenger load factor of 53.2%.

Cargo revenues in 2003-04 for the Air France-KLM group totaled 2.4 billion euros pro forma, with 2.2 billion for cargo revenues and 0.2 billion for other freight revenues.

Air France

In fiscal 2003-04, Air France’s cargo activity was stable with 1.1 million ton shipped, impacted by the international environment and a weak dollar. For a capacity expressed in available ton-kilometers (ATK) up 1.8%, the traffic expressed in revenue ton-kilometers (RTK) was down 0.2%, resulting in a 1.3 point decline in the cargo load factor to 64.0% compared with 65.3% at March 31, 2003. The cargo business was hit harder than the passenger activity by negative exchange rate fluctuations and particularly by the weakness of the dollar. Revenues totaled 1.26 billion euros, down from 1.31 billion euros for the previous year, a decline of 3.8%. Unit revenue per available ton-kilometer (RATK) was down 5.4% factoring in a negative currency effect of 6.1%. Operating income was 15 million euros (48 million at March 31, 2003).

KLM

In fiscal 2003-04, KLM traffic rose 5% with capacity 3% higher, generating an improvement of 1.2 points in the passenger load factor to 72.9%. KLM revenues totaled 963 million euros, down 5.3% from the previous year. KLM Cargo, like the cargo activity of Air France, suffered from the international context, increased competition, and a weak dollar. Operating income was 71 million euros, down from 72 million from last year. On the trans-Atlantic routes, traffic volumes remained satisfactory. However, traffic between Europe and Asia rose sharply, particularly early in the year, when the SARS epidemic depressed passenger demand significantly and released capacity allowing the cargo and combined planes to meet the strong demand in this market. In addition, the cargo load factor on the Asian routes returned to strong levels over the year. Profitability, however, did not follow the same trend.

First half of 2004-05

Air France-KLM group

In the first half of 2004-05, the Air France-KLM group recorded a recovery in cargo activity, with a 10.6% increase in traffic comparable to the growth in capacity, generating a stable cargo load factor. The Air France-KLM group carried 0.64 million tons of freight, up from 0.58 million at September 30, 2003 (+9.8%).

	Capacity (ATK)		Traffic (RTK)		Cargo load factor		Cargo revenues
First half at September 30, 2004(1)	Million	Change(2)	Million	Change(2)%		Change(2)	Change(2)
Cargo activity	7,131	+10.8%	4,784	+10.6%	67.1%	-0.1	+8.1%

(1)	Consolidation of Air France over 6 months and KLM over 5 months
(2)	Changes presented in relation to first half 2003-04 pro forma figures

Cargo revenue totaled 1.15 billion euros, up from 1.07 billion at September 30, 2003 in pro forma figures, an increase of 7.0% (up 9.7% excluding currency impact). With a negative currency effect of 2.7% the 8.1% increase in cargo revenues should be compared with a 10.6% rise in traffic, reflecting a certain pressure on revenues. The cargo activity was more heavily penalized by negative currency effects and by the hike in oil prices than the passenger activity. The sensitivity of this activity to fuel prices led to the implementation of a system of surcharges in 2002, which were harmonized between Air France and KLM in July 2004. The surcharge is indexed to the price of jet fuel and was, therefore, raised to 0.35 euro/kg from 0.15 euro/kg at the beginning of the year.

Unit revenue per available ton-kilometer (RATK) declined 2.3% to 14.89 euro cents, but would have advanced 0.4% without a negative currency effect of 2.7%. Unit revenue per revenue ton-kilometer (RTK) was down 2.0% to 22.23 euro cents. On a constant currency basis, it was up 0.7%. The unit cost of the cargo activity per available ton-kilometer declined 3.3% to 14.52 euro cents, 5.9% at constant currency and oil prices. Operating income was 13 million euros, up from 3 million at September 30, 2003 in pro forma figures.

First half at September 30(1)	2004	2003 pro forma	Change
Cargo revenues (in €m)	1,147	1,072	+7.0%
Cargo transport revenues (in €m)	1,062	982	+8.1%
Unit revenue per ATK (in euro cents)	14.89	15.25	-2.3%
Unit revenue per RTK (in euro cents)	22.23	22.69	-2.0%
Unit cost per ATK	14.52	15.03	-3.3%
Operating income (in €m)	13	3	NA

(1)	Consolidation of Air France over 6 months and KLM over 5 months

Cargo activity by network was as follows:

First half at September 30, 2004(1)(2)	Capacity (Available ton-kilometer)	Traffic (Revenue ton-kilometer)	Cargo revenues by destination (in €m)
Europe and North Africa	+7.9%	+10.9%	96	-3.0%
Americas	+5.0%	+8.5%	297	+7.2%
Asia-Pacific	+18.4%	+13.4%	449	+11.1%
Africa and Middle East	+6.3%	+10.1%	133	+10.8%
Caribbean and Indian Ocean	+3.4%	+1.4%	87	+6.1%
Total	+10.8%	+10.6%	1,062	+8.1%

(1)	Consolidation of Air France over 6 months and KLM over 5 months
(2)	Changes presented in relation to first half 2003-04 pro forma figures

The two principal networks are the Americas and Asia. They represent 80% of capacity, 84% of traffic and 70% of revenues.

Maintenance activity

General information

Air France is the world’s second-largest operator in multi-product aircraft maintenance and the world leader in the equipment support market for the Airbus A320, A330 and A340, in the major maintenance market for the A320 and B747 families, and in maintenance for CFM56-5 engines. Air France also has a strong position in support for Boeing B777 planes and General Electric CF6-50, CF6-80 and GE90 engines. Air France also maintains its own aircraft and creates value for its expertise with about one hundred world customers under the Air France Industries brand. This business, which employs approximately 10,000 people, is present at four sites: Orly, Roissy CDG, Le Bourget and Toulouse. Two new centers were opened during the year at Croix-du-Sud in Blagnac and E.O.L.E at Villeneuve-le-Roi near Orly.

In April 2004, Air France opened its new industrial center in Blagnac to replace the Montaudran plant. Work began in October 2002, and the center was delivered in December 2003, representing a total investment of about 40 million euros. This 35,700 m2 center is devoted to major maintenance for small carriers.

KLM’s Engineering & Maintenance division is one of the three largest aircraft maintenance businesses affiliated with an air carrier. The division, which employs approximately 5,300 people, is present primarily at the Schiphol site, but also includes centers in the UK and in more than 50 airports throughout the world. KLM is specializing in the maintenance of Boeing B747 and B737 planes and General Electric CF6 engines.

The combination of Air France-KLM allows both companies to expand their product and service lines and their regional coverage. A number of synergies are expected in fiscal 2004-05: optimization of production resources, particularly for the B747 fleets and the CF6-80 engines, a policy of reciprocal insourcing (awarding of B777 equipment support to Air France Industries and electric generating equipment to KLM).

Fiscal 2003-04

Air France

In fiscal 2003-04, Air France Industries earned revenues of 1.9 billion euros, nearly 75% of which were derived internally, and 25% from about one hundred client airlines. Business held steady despite the effects of the crisis. The 5.9% decline in revenues earned with third parties to 508 million euros from 540 million euros in fiscal 2002-03 is due to negative currency effects. The maintenance activity generated 50 million euros in net operating income in 2003-04.

KLM

Revenues for the maintenance activity were 805 million euros for fiscal 2003-04, down 17% from the previous year. Operating income was 16 million euros, a decline of 61% from the 41 million euros in fiscal 2002-03. These results primarily reflect the decline in traffic, which generated a 22% drop in revenues for third party maintenance from 329 million euros in fiscal 2002-03 to 258 million for fiscal 2003-04. However, the decline in the activity was partially offset by KLM’s cost-cutting plan, which reduced expenses for the maintenance activity by 15%, from 927 million euros in 2002-03 to 789 million euros in 2003-04. Implementation of this program over the year resulted in the loss of 400 jobs for the maintenance activity, and is expected to generate a new cut of 400 jobs during fiscal 2004-05.

First half of 2004-05

Air France-KLM group

Revenues for the third-party maintenance operations rose 4.1% to 377 million euros, up from 362 million at September 30, 2003 (pro forma figures). This activity generated operating income of 26 million euros, down from 37 million one year earlier (pro forma figures) (-29.7%). Three businesses account for 91% of revenues. The main business is the engines activity, which represents 35% of revenues, closely followed by equipment (27%) and aircraft (29%). General maintenance represents 9% of revenues.

Other activities

The “Other” sector of the Air France-KLM group includes primarily the catering activities of the two companies through their Servair and KLM Catering Services subsidiaries.

In fiscal 2003-04, pro forma revenues for this sector totaled 752 million euros including 382 million for the Transavia subsidiary.

Over the first half of 2004-05, revenues for other activities totaled 474 million (+16.5%), which includes nine months of Servair revenues. Servair was consolidated with one quarter’s time-lag. To offset this time-lag, six months of revenues were consolidated in the first quarter of fiscal 2004-05, which is nine months for the first half of 2004-05. Excluding the Servair impact, revenues increased by 5.6%.

Revenues for the charter and low-cost operations totaled 227 million euros (-2.8%). Catering revenues were 247 million (+ 42.8%), an increase that would have been 17.3%. (excluding the Servair consolidation impact). Other activities posted operating income of 69 million euros, up from 40 million at September 30, 2003 (pro forma figures) (+72.5%). This increase is due to the improvement in Servair’s results in the second quarter (13 million euros) and to the charter activity of KLM, whose Transavia subsidiary earned operating income of 48 million euros. The charter activity is seasonal and results from the first half do not reflect results for the full year.

Group equity interests

Amadeus

Amadeus, in which Air France holds 23.4% and is the reference shareholder, is the world leader in online reservations and sales. At the end of 2003, it was used by more than 60,000 travel agencies and 10,000 agencies of 140 airlines in 216 countries, making it possible for each one to make reservations for 491 airlines, 322 hotel chains, 50 car rental companies, as well as rail and shipping companies, and even insurance companies. Amadeus has also developed an e-commerce activity as well as an information system solutions service for airlines.

In 2003, the Company generated 1.9 billion euros in revenues, with 158.4 million euros in net income. It has 5,000 employees in 200 countries. Amadeus has been listed on the Madrid stock market since October 1999. Its shares are also traded in Paris and Frankfurt.

On August 17, 2004, Air France confirmed that financial investors had approached the reference shareholders of Amadeus to propose an operation that could possibly lead to an IPO for Amadeus. Air France confirmed that it considers its stake in Amadeus as strategic and that, in the context of this operation, it intends to remain a significant long-term shareholder.

FLEET

The Air France-KLM group fleet

As of September 30, 2004, the Air France-KLM fleet represented 568 aircraft, with 388 in the Air France fleet (including Air Ivoire) and 180 planes in the KLM fleet (including regional companies).

Air France and KLM made the same choice of long-haul planes, selecting the Boeing B747-400ERF cargo, the Boeing B777-200 and Airbus A330-200. While continuing to manage separate fleets, these joint choices have accelerated the dialogue between the two companies to define common technical specifications for future aircraft in terms of flight decks, engines and avionics. Only the cabins will be specific to each company. There are many advantages to joint specifications. They will facilitate the transfer of ownership or operational leasing of aircraft between the two companies, harmonize industrial strategies by preventing duplication of skills and reducing inventories of maintenance parts, improve training resources for flight deck crews and, in addition, ensure more attractive commercial terms.

The regional fleet was reviewed, leading to an optimization of capacities by leasing KLM regional planes to City Jet (two BAE 146) and BritAir (two Fokker 100). Future needs have been reviewed to implement a coordinated action plan with aircraft companies, engine and other manufacturers.

Air France

At September 30, 2004, the Air France fleet consisted of 388 planes, 253 in the Air France fleet (excluding the regional fleet) and 135 in the regional fleet (including Air Ivoire). There are orders for 45 aircraft, of which 13 are regional, and options on 27 aircraft not for the regional fleet.

The Air France fleet (excluding regional fleet)

The Air France fleet has 250 planes in operation. It consists of 150 medium-haul aircraft and 100 long-haul planes (including 12 cargo planes). In the total fleet, 53% of the planes are owned, 9% are operated under finance leases and 38% are operated under operating leases.

Streamlining the Air France Fleet

The principles used in managing the Air France fleet combine a search for flexibility and an ongoing streamlining approach. In this respect, the clauses of purchasing agreements provide for the possibility, within the limits of contractual notices, to adjust the schedule of deliveries and to modify the model delivered within an aircraft family. This flexibility allows the company to adjust more closely to the demand of the program. 38% of the fleet is operated under operating lease agreements, which can be renewed periodically, and allow rapid adjustments in the size and type of aircraft. The number of sub-fleets operated has been significantly reduced, resulting in better distribution of fixed costs, particularly those related to maintenance and crew training, while improving operational flexibility. Modernization of the fleet also generates a reduction in per-passenger fuel consumption and significantly limits the level of noise, a critical factor in aviation operations today. The process to streamline the medium-haul fleet will be reflected by the operation, as of 2007, of a fleet composed exclusively of the four models of the A320 family: A318, A319, A320 and A321. These planes, with a capacity of between 123 and 208 seats, have an identical fuselage and are equipped with identical engines and parts, a significant source of economies of scale for Air France. The entry of the first A318 in service in fiscal 2003-04 marked the beginning of the final stage in this streamlining process; the next A318 deliveries will occur at the same time as the withdrawal of the last B737 before the winter of 2006-07.

The aircraft in the long-haul fleet have capacities between 211 and 507 seats, and all have an expanded flight range to allow service to the farthest cities in the network. In the event of a crisis, this flexibility allows rapid redeployment of the planes to the various regions, based on traffic, and thus offers the Air France network good geographic balance.

At June 30, 2004, the average age of the fleet was 8.5 years, 7.1 years for the long-haul fleet, 9.1 for the medium-haul fleet, and 13.3 for the cargo fleet.

The aircraft interiors are regularly refitted by Air France Industries, the division of Air France responsible for maintenance.

Changes in the Air France fleet over 2003-04

Over fiscal 2003-04, there were 10 additions to the fleet and 22 retirements. Five Airbus A318 and one Airbus A320-200 were added to the medium-haul fleet. Eleven planes were retired (one Airbus A320-200, two Airbus A321-200, three Boeing B737-300 and five Boeing B737-500). In the long-haul fleet, there were four additions (one Boeing B747-400 pax and three Airbus A330-200) and 11 aircraft were retired (three Boeing B767-300, three Boeing 747-200 and the five Concordes, which were donated to various museums in France, Germany and the United States).

To take into account the slowdown in growth, a decision was made in November 2002 to postpone the delivery of six aircraft (two A330-200, two A320-200, one A319-100, and one A321-200). Airbus provides custody, insurance and maintenance of these planes. Air France had to pay the interest on the debt and the storage costs incurred beyond a 12-month period. The contractual end-of-storage dates, stipulated between November 2003 and April 2004 under the terms of the initial contract, were rescheduled during 2003-04, between April 2004 and April 2005. One of the aircraft included in this operation (an A330-200) was delivered in fiscal 2003-04.

Investments in aircraft equipment over the year came to 922 million euros (including advances on orders).

Changes in the Air France fleet over the first half of 2004-05

There were 15 new planes added and 7 removed from the fleet. In the medium-haul fleet, four aircraft were retired (three B737 and one A320) and eight planes were added (one A318, four A319, two A320 and one A321). In the long-haul fleet, 3 planes were removed (three B747-200) and 7 were added (one A330, four B777-300, one B 747-400 cargo and one B747-400).

The Air France regional fleet

At September 30, 2004, the regional division of Air France (excluding Air Ivoire) had a fleet of 131 planes with fewer than 100 seats, with 119 in operation. In this fleet, 20% of the planes are owned, 27% are operated under finance leases, and 53% under operating leases. The regional fleet operates planes from four aircraft makers:

•	Embraer (models 120, 135 and 145) at Régional;

•	Bombardier (Canadair Jet 100 and 700) at Brit Air;

•	British Aerospace BAE146-200/300 at City Jet; and

•	Fokker (F70 and F100) at Régional and Britair.

Air Ivoire, which Air France controls indirectly through the AAA financial holding company, serves Africa from Abidjan with three Fokker 28 and flights between Africa and France with an Airbus A321, on operating lease through 2006.

Changes in the Air France regional fleet over fiscal 2003-04

At Brit Air, five planes were added (one CRJ100, two CRJ700 and two Fokker 100) and five were retired (three ATR42-300, two CRJ100). City Jet added three BAE 146/200-300 to its fleet. Régional added six planes (three Fokker 70 (ex Air Littoral), one Fokker 100, and two EMB145) and retired five (one Beech 1900-C, two SAAB 2000 and two Embraer 120). Investments in aircraft came to 84 million euros for the year.

Changes in the Air France regional fleet in the first half of 2004-05

Over the first half, the only changes in the regional fleets were the addition of two Fokker 70 at Regional and two BAE 146 at City Jet.

Air France fleet (excluding regional) at September 30, 2004

	Company-owned		Finance leases		Operating leases		Total		In operation
Type of aircraft	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004
A340-300	8	8	6	6	8	8	22	22	22	22
A330-200	3	4	1	1	9	9	13	14	12	13
B777-200/300	14	16	2	2	9	11	25	29	25	29
B747-400	9	8	1	1	5	7	15	16	15	16
B747-200/300	7	6	—	—	2	2	9	8	9	8
B767-300	1	1	—	—	—	—	1	1	—	—
B747-200 Cargo	5	5	1	1	4	2	10	8	10	8
B747-400 Cargo	1	1	—	—	2	3	3	4	3	4
Long-haul fleet	48	49	11	11	39	42	98	102	96	100
A 318-100	5	6	—	—	—	—	5	6	5	6
A319-100	17	18	4	4	18	21	39	43	39	43
A320-100/200	44	47	5	5	17	15	66	67	65	67
A321-100/200	8	11	2	—	2	2	12	13	12	13
B737-300/500	6	4	3	3	16	15	25	22	23	21
Medium-haul fleet	80	86	14	12	53	53	147	151	144	150
Total Air France fleet (excl. regional)	128	135	25	23	92	95	245	253	240	250

Air France regional fleet at September 30, 2004 (excluding Air Ivoire)

	Company-owned		Finance leases		Operating leases		Total		In operation
Type of aircraft	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004
Brit Air
CRJ-100ER	2	2	11	11	6	6	19	19	19	19
CRJ-700	1	1	9	9	—	—	10	10	10	10
F100-100	1	1	—	—	9	9	10	10	10	10
Total Brit Air	4	4	20	20	15	15	39	39	39	39

City Jet
BAE 146-200/300	1	5	—	—	14	12	15	17	15	16

Régionale
Beech 1900	6	6	1	1	1	1	8	8	—	—
Embraer 120ER	3	7	3	3	8	4	14	14	12	11
Embraer 135ER	3	2	2	3	4	4	9	9	9	9
Embraer 145	1	2	9	8	17	17	27	27	27	27
Fokker 70/100	—	—	—	—	9	11	9	11	9	11
Saab 2000	—	—	—	—	6	6	6	6	6	6
Regional total	13	17	15	15	45	43	73	75	63	64
Total regional fleet	18	26	35	35	74	70	127	131	117	119

KLM

The KLM fleet at September 30, 2004, comprised 180 planes, including 53 in the regional fleet (KLM Cityhoppper, KLM Cityhopper UK and KLM UK) and 136 in the KLM fleet (excluding regional fleet).

The KLM fleet

At September 30, 2004, the KLM fleet (excluding regional) comprised 127 aircraft of which 126 in operation: this includes 72 medium-haul planes, 52 long-haul, and three cargo planes. Of the total fleet, 21% of the planes are wholly owned, 445% are operated under finance leases and 35% under operating leases.

Streamlining the KLM fleet

The program to replace the KLM fleet initiated in 1998 was completed in December 2003. A new fleet replacement program was announced in 2002 and is currently in progress. Nearly 585 million euros were spent over fiscal 2003-04 for the purchase of new aircraft. This fleet replacement program is designed to reduce costs per plane by 10% over three years. A reduction of 3% was achieved in 2003-04.

Changes in the KLM fleet over fiscal 2003-04

The total number of planes (including the regional fleet) was 188 at March 31, 2004, which is 31 fewer than at March 31, 2003. This reduction in the number of planes is related to the sale of Buzz, the sale of 15 training planes, and the replacement of the Boeing B747-300.

In fiscal 2003-04, six Boeing B777-200ER were added to the KLM fleet to replace its fleet of Boeing B747-300 Classics. Since December 3, 2003 (date of the last flight of a Boeing B747-300 on the KLM lines), the KLM fleet of Boeing B747 intended for passenger transport has been exclusively composed of the more modern Boeing B747-400. In addition, the cargo fleet was expanded with three Boeing B747-400ERF. From the 12 Boeing B747-300 that made up the KLM fleet of Boeing B747-300 Classic, three were returned to the financial lessor and seven were sold, and one aircraft was donated to the Aviodrome museum at Luchthaven Lelystad in the Netherlands. The replacement of a portion of the fleet in 2003-04 reduced the average aircraft age from 9.5 to 9.1 years.

Changes in the KLM fleet during the first half of 2004-05

Over the first half of fiscal 2004-05, six new planes entered fleet service and one left: one medium-haul B737-800 was added and one medium-haul B737-300 was retired. In long-haul, four B777-200 were added.

The KLM regional fleet

The KLM regional fleet includes two families of aircraft: Fokker and BAE.

Changes in the KLM regional fleet in fiscal 2003-04

Transavia placed five Boeing B737-700 in service to replace the fleet of Boeing B757-200. Finally, KLM Cityhopper returned two Fokker 50 to the financial lessors in 2003-04. The size of the Fokker 70 and Fokker 100 fleets remained unchanged. In addition, KLM Cityhopper no longer operates its last three ATR-72.

Changes in the KLM regional fleet in the first half of 2004-05

The KLM regional fleet remained unchanged during the period from April to September 2004.

KLM fleet (including Transavia) at September 30, 2004

Type of aircraft	Company-owned		Finance leases		Operating leases		Total		In operation
	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004
B747-400	6	6	16	16	—	—	22	22	22	22
B747-300	1	1	—	—	—	—	1	1	—	—
B777-200	—	—	3	3	3	4	6	7	6	7
MD11	—	—	8	8	2	2	10	10	10	10
B 767-300ER	—	—	—	—	12	12	12	12	12	12
B747-400 Cargo	—	—	3	3	—	—	3	3	3	3
Long-haul fleet	7	7	30	30	17	18	54	55	53	54
B737-300	6	6	1	1	8	7	15	14	14	14
B737-400	5	7	2	—	7	7	14	14	14	14
B737-700	—	—	4	4	4	5	8	9	8	9
B737-800	6	7	19	19	4	4	29	30	29	30
B737-900	—	—	1	2	3	3	4	5	5	5
Medium-haul fleet	17	20	27	26	26	26	70	72	70	72
Total KLM fleet	24	27	57	56	43	44	124	127	123	126

KLM regional fleet at September 30, 2004 (KLM Cityhopper and KLM Cityhopper UK)

KLM Cityhopper and KLM Cityhopper UK

Type of aircraft	Company-owned		Finance leases		Operating leases		Total		In operation
	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004
KLM cityhopper
Fokker 70	16	16	1	1	3	3	20	20	20	20
Fokker 50	—	4	6	6	4		10	10	10	10
Total	16	20	7	7	7	3	30	30	30	30
KLM cityhopper UK
BAE 146					5	2	5	2	5
Fokker 100	1	1	14	14	—	—	15	15	15	15
Fokker 50	—	—	—	—	6	6	6	6	6	6
Total	1	1	14	14	11	8	26	23	26	21
Total KLM regional fleet	17	21	21	21	18	11	56	53	56	51

WORK FORCE AND EMPLOYMENT POLICY

Employees of the Air France-KLM group

Each of the two Subsidiaries retains responsibility for managing its work force, based on the relevant legislation in the two countries. However, a joint cultural approach has been implemented, for example, by an exchange of managers.

As of this date, the Company has no employees. If necessary, employees of the Subsidiaries may be contractually detached or made available to the Company on a periodic or permanent basis in consideration for remuneration paid to the Subsidiaries by the Company. See “Additional Information—Relations between the Company and its Subsidiaries”.

The weighted average number of employees of the Air France-KLM group was 102,836 people for fiscal 2003-04, with 71,654 employees at Air France and 31,182 at KLM.

	Air France-KLM group		Air France		KLM
	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004	March 31, 2004	Sept. 30, 2004
Flight crew	27,372	27,733	18,085	18,375	9,287	9,358
Ground staff	75,464	74,874	53,569	53,949	21,895	20,952
Total	102,836	102,607	71,654	72,324	31,182	30,283

Air France workforce and employment policy

A contract policy in effect for several years

For several years, Air France has conducted an employment policy based primarily on the signature of multi-year agreements, recruitment and training, as well as allowing all its employees to share in the improved profitability of the company.

On July 10, 2002, the Accord Pour Progresser Ensemble (APPE) (Agreement to Make Progress Together) for the ground staff replaced an agreement signed in 1999.

APPE emphasizes the value of internal resources and is in line with a sustainable development approach: health and safety at work, employment of persons with disabilities, professional equality for men and women, employment of young people through internships. The programs include: a revised training plan for job transfers; the “career points” of professional life, particularly for employees older than fifty, the management program with business manager forums; equality for men and women; prevention of harassment in the workplace; the 25 site agreements on health and safety in the workplace.

The 2003-08 Collective Agreement for Cabin Crew was signed early in 2003 and replaces the agreement that expired in December 2002.

For flight deck crews, a multi-year global agreement was signed in October 1998 and expired in October 2001. It could not be renewed because of the events of September 11, 2001, but was extended by an interim agreement. In October 2002, a multi-year global agreement submitted to the pilots for a vote was not approved. Negotiations were resumed, and resulted in a new agreement in May 2003 that was approved by 54.3% of the pilots voting in June 2003, with a participation rate of approximately 71%.

Concerning the organization of labor relations, the memorandum of understanding on the exercise of union rights, implemented in 2003, is designed to reinforce the structure already in place in order to prevent labor problems. It stipulates that, to prevent a conflict, a meeting must be organized within a maximum of five days to address any claims, and in the event of failure to reach agreement, a second meeting must be scheduled within the next five days.

Signed for the first time in September 1999, the incentive agreements were renewed in September 2002 for a three-year period and were supplemented by a profit-sharing agreement. These apply to all Air France employees, both in France and abroad, including local personnel. Incentives are calculated on the basis of both operational and financial performance criteria. The economic indicator used is operating income corrected for aircraft sales that do not correspond to fleet retirements, with a trigger threshold of 100 million euros. The overall performance of the company is also taken into account through four indicators: traffic punctuality, total productivity, customer quality and work safety.

These two agreements consolidate the mechanism established by Air France to allow any employees who so wish to join an employee savings scheme. Employees may either collect their bonuses in cash or invest them in five funds that include two funds with Air France shares (including one fund that gives an employer’s contribution at an average rate of 50%), and four diversified funds (one rate fund, one mixed fund, one cash fund and one stock fund).

An agreement governing equal treatment for men and women was signed on November 29, 2002 with six union organizations. It provides for the implementation of programs based on four factors: measurement and monitoring of changes in professional equality within the company, the development of both men and women in some target businesses, maintenance of a balance between professional and family life, and the promotion of equality opportunity for men and women. To achieve these goals, specific measures have been taken at the level of hiring methods and changes in practices and mindsets (for example, communication actions on Women’s Day).

A progressive early retirement plan (PRP) was offered to employees over the age of 55 working full time. This agreement, signed with the French government, offers 1,000 PRP plans offset by 500 new hires. Over the opening period of the plan (April 1, 2003–March 31, 2004), consultations were conducted, in decreasing order of age, with 2,849 employees. One thousand employees requested this plan, and 500 new employees were hired at June 30, 2004.

Air France has been particularly committed to the employment of workers with a disability since 1991: with an employment rate of 5.6% in 2003-04 (up from 4.7% for the previous year), Air France has achieved results better than the national average. The basic principles of this target policy are non-discrimination and an ethical approach based on a desire to change attitudes toward people with disabilities. Despite a difficult economic context, Air France in January signed a fifth corporate agreement for 2003-05 to guarantee the working conditions, after recruitment or reclassification, of its 1,637 employees with disabilities. This agreement stipulates a minimum target of 65 new employees over three years, 25 of whom had been hired as of December 31, 2003 and to strengthen collaboration with the sheltered workshop sector. In 2003, this approach resulted in a 25% increase in Group purchasing from work support centers and sheltered workshops.

In 2001, Air France made a commitment to sustainable development by adopting a Social and Ethical Charter signed with all European unions and the European Confederation of Unions represented by the European Federation of Transport Workers.

With this Charter, Air France agrees to promote and act in line with the Conventions of the International Labor Organization and its declaration on fundamental work principles and rights and the social charters adopted by the European Community and the Council of Europe. The Charter applies to all European employees of Air France and its subsidiaries and Air France has made a unilateral commitment to apply this text to its sites outside the European zone. It has also made a commitment to ensure that fundamental social principles and rights are respected in the subcontracting companies with which it deals throughout the world.

Air France’s employees are covered by specific statutory regulations that govern, among other aspects, recruitment, working conditions, compensation, disciplinary actions, transfers, union rights and retirement. Any elements not covered by these regulations are subject to labor law. At 31 March 2004, this system covered over 90% of Air France’s French employees. As a result of the privatization of Air France, these regulations will be phased out after two years and changed to a collective bargaining agreement to be negotiated during this period. The main modification concerns the change in social security contributions for the unemployment insurance system. Under the current regulations, Air France and employees are exempt from contributions paid to UNEDIC, with the exception of lay-offs, which lead to the payment of penalties by the Company. With the changeover to the ordinary law system, the Company and employees will be required to make unemployment insurance contributions. For Air France, this amount has been estimated at 149 million euros per year, in addition to 7 million euros in salary maintenance insurance (AGS).

In connection with privatization, Air France signed an agreement with certain ground staff and cabin crew unions in January 2003, guaranteeing the current rights of employees and the scope of activities through July 2005. A general wage agreement will be negotiated with specific agreements for each of the three categories of employees.

On September 18, 2003, Air France signed a “salary-share” swap agreement with its employees, under which the employees of Air France will be able to purchase Air France shares directly from the French State in return for voluntary wage cuts over a six-year period. This possibility is only available if and when the French State decides to sell a portion of its stake in Air France. The “salary-share” swap agreement is dependent on the state’s sale of a portion of its stake. On July 29, 2002, the state announced its intention to scale its interest in Air France to 20%. A commitment in this direction was also included in the declaration of intent issued by the French and Dutch governments concerning the proposed combination of Air France and KLM. The total number of Air France shares that may be transferred by the French state under the “salary-share” swap agreement is limited by law to 4.9% of the outstanding shares of the Company, or 13,186,853 shares of the Company corresponding, in accordance with the law, to 6% of the number of shares of the Company before the completion of the exchange offer for the KLM shares. Since the French State will be providing all the shares offered to employees, but will share the profits generated by the reduction in salaries with the other shareholders of Air France, an agreement has been signed by Air France and the French state, which stipulates that the Company will pay compensation to the state for the costs of the “salary-share swap”. As of the date on which the French Government allocates its shares to Air France employees, Air France will have two years to pay such compensation. Funds owed to the state will begin to accrue interest after 90 days. The Company may compensate the French state with a payment in cash or by remitting Air-France-KLM shares to the state.

Air France employee incentive plan

In September 2002, incentive and profit-sharing agreements were signed for a three-year period. These agreements cover all Air France employees, in France and abroad, including local personnel.

In millions of euros	Incentives(1)	Company contribution(1)
Fiscal year 1999-00	24.9	5.6
Fiscal year 2000-01	36.2	6.3
Fiscal year 2001-02	29.4	4.6
Fiscal year 2002-03	—	—
Fiscal year 2003-04	4.6	1.9

(1)	For the year indicated. The employer’s contribution for a year is expensed in the following year.

KLM work force and employment policy

In fiscal 2003-04, the weighted average number of KLM employees totaled an equivalent of 31,182 full-time jobs, including 1,333 temporary jobs.

In fiscal 2003-04, KLM initiated an extensive cost-cutting program affecting all employees. The objectives for lower costs and higher productivity resulted in the implementation of organizational changes in cooperation with the unions and employee consultation boards. The program adopted, which will be completed over the next two years, should lead to a structural reduction in costs in the amount of 650 million euros. The company expects to cut the equivalent of 4,500 jobs, in large part by using fixed-term and temporary employment. The company has also set up a center dedicated to retraining the employees concerned.

A Social Plan for ground staff and flight crews, which is valid until March 2004, was signed in November 2002. This agreement negotiated with the unions provides for a certain number of lay-offs for economic reasons. Within the framework of its savings and cost-cutting program, KLM and the unions agreed to postpone the scheduled general 2.5% wage hike from October 2003 until June 2004.

On June 14, 2004, a new collective agreement was signed with the unions for the period from April to December 2004. Under the terms of this new agreement, a bonus of 1% of the annual salary was paid to KLM ground staff in August 2004. If the budget objectives for the first half of 2004-05 are achieved, a further bonus equal to 0.75% of annual salary will be paid in November 2004.

In the context of the Air France-KLM combination, a job protection plan was signed with the unions. Under the terms of this agreement, the proposed cooperation between KLM and Air France must not result in any lay-offs in the Netherlands for five years after the date of the combination, subject to the following conditions:

•

The employees concerned must do everything in their power to facilitate their reclassification to an appropriate position. The search for his position will first be within KLM in the Netherlands, but may also be at Air France. Within this framework, employees must be flexible, on the understanding that the type and status of the position and personal situations will be taken into consideration;

•	The employees concerned must undergo reclassification training or any additional training that may be necessary;

•	If necessary, KLM may use fixed-term and temporary contracts to meet any labor needs.

The terms of this agreement may be amended only in the case of force majeure (outside events such as war, threat of war, epidemics and terrorist attacks) or if KLM’s productivity differs substantially from the average productivity achieved by the principal air carriers in Europe.

For more information on KLM employees, its employment policy, collective agreements and KLM’s commitments to social responsibility, see KLM’s sustainable development report (Sustainability Report 2003/2004), which is available at KLM’s corporate offices or on the KLM Internet site at http://www.klm.com.

KLM employee incentive plan

None

ENVIRONMENTAL POLICY

Air France-KLM: joining forces

As a result of their combination, Air France and KLM will be able to pool their best practices in sustainable development to find the optimum balance among three basic criteria: concern for people, protecting the planet, and profit requirements.

Air France has not grown at the expense of the environment, since Air France has improved its global environmental performance. In KLM, Air France has found a partner that echoes its own commitments to sustainable development. The Dutch company, which evaluates its performance according to three fundamental criteria— “People, Profit, Planet” —by establishing a fair balance among them, shares common social, economic and environmental values with Air France.

Business growth while controlling environmental impact

A very dynamic sector despite periods of economic crisis, the French airline industry has seen average annual growth of 5 to 6% over the last 20 years, twice that of the global economy (2.5%) or the French economy (2%). While it is not the role of Air France to limit this requirement for travel, whether dictated by economic necessity or human aspirations, it is, on the other hand, Air France’s responsibility to limit the environmental impact insofar as possible. For this reason, the Company pursues an active policy in this area, making the investments necessary to implement its environmental policy, especially for upgrading its fleet of aircraft, which is a key element of its sustainable development strategy. An environmental report for 2003-04 has been published by Air France and is available at http://www.airfrance-finance.com.

In the same way, KLM has always worked to be one of the world leaders among air carriers in protecting the environment. As early as 1999, the company’s Board of Directors approved a Declaration of Environmental Policy. Every year, this Declaration is reflected in an environmental program that combines objectives and resources, a summary of which is provided on the Internet at http://www.klm.com/sustainability. This annual program is one of the essential components of the KLM environmental management system, ISO 14001 certified since 1999 and EMAS certified since 2000, which is designed to continually improve the environmental performance of the company in this area. The performance of the environmental management system is monitored through internal and external audits.

The need for coherent action against noise

Since 1997, Air France has publicly set an objective to grow at constant noise energy. Since 1998, the number of Air France flights has increased by 33% worldwide, while the overall noise energy indicator has fallen by 21%. Air France continues its efforts by obtaining the most modern aircraft and by reducing night-time sound levels to meet the most ambitious objectives of the new “measured and weighted” noise indicator implemented at Roissy CDG since 2003. At the same time, the company is working to improve its operating procedures through the implementation of rules designed to limit overflights over neighboring residential areas and to make its pilots more aware of the environmental impacts of their business (2,000 hours of training provided in 2003-04). But the success of all these efforts remains bound by the same environmental commitment from other operators and the capacity of the States to ensure that urbanization around airports is controlled in accordance with the recommendations of the ICAO. In fact, this is just one aspect of a balanced approach, along with noise reduction at source, optimization of flight procedures, and restrictions on use of the noisiest aircraft. The control of urbanization effectively protects accepted areas from excessive noise, so that the current reasons for discontent are not recreated over time. Airport activity contributes to the economic development of the region through the creation of jobs and an increase in housing needs. A land-use compromise therefore has to be constantly accepted. For local residents already in place, the Company supports the soundproofing subsidy program, the allocated amount of which has just been multiplied by five to 55 million euros per annum. This measure helps increase the number of homes eligible for soundproofing due to the voluntary expansion of protected zones by reducing the noise indices around the ten main French airports.

At KLM, the average age of the fleet is 9.1 years and the replacement of the international fleet is not finished. Over the last four years, sound emissions have been reduced by 12% thanks to the aircraft replacement program, along with a series of operational measures designed to improve environmental effectiveness. At the same time, flight procedures have been refined in order to reduce the sound impact of the planes even more. Thus, at night the company applies a quieter approach procedure, known as the “continuous descent procedure”, during which the engines run at idling speed with few changes in speed, which minimizes noise and gas emissions. An approach with delayed or reduced flaps is another example of procedures designed to reduce the sound impact.

Limiting gas emissions as far as possible

Air France has limited the increase in its production of the greenhouse gas carbon dioxide (CO2) to half the growth in its passenger traffic, which represents a 22% decline per kilometer and per passenger since 1991. This result is the culmination of the following three primary programs:

•	fleet replacement, which reduces fuel consumption by about 1% per year;

•	optimized operations with the organization of Roissy CDG as a hub or connecting airport, which improves the passenger load factor and increases direct connections;

•	lastly, operational measures adopted by the Company, such as the reduction in weight on board, and by Air Traffic Control such as the shortening of approach paths thanks to the reorganization of Paris air space in 2002.

With respect to low altitude emissions, especially nitrogen oxide (NOx), Air France focuses on actions that limit its local emissions.

Since 1991, the production of NOx from its low altitude planes has been reduced by 35% per LTO cycle.

The Company continues to upgrade its vehicle and engine fleet, selecting the most environmentally-friendly models. However, the margin of progress has been reduced. The global effects of increased traffic cannot be totally offset despite investments and new technologies.

At KLM, fleet upgrades have also improved fuel efficiency year-on-year. Over fiscal 2003-04, the company saved 11.5 million tons of jet fuel, equivalent to emissions of 36,000 tons of carbon dioxide. Today, KLM uses 3.5 liters of jet fuel to carry 100 kilograms 100 kilometers. This high yield is the result of a modern and well-maintained fleet, an optimized network of routes, including a high percentage of long-haul flights, a high load factor, and professional aviation operations.

Controlling the environmental impact on operating sites

In fiscal 2003-04, Air France continued to reduce the impact of its operations on all its operational sites—both industrial or destination sites. Thus, the two new sites of Air France Industries in Villeneuve-le-Roi and Blagnac integrated the principles of the ISO 14001 standard in their design and reflect a continuing commitment to sustainable development.

For several years now, when airport regulations permit, Air France has worked to promote selective waste sorting at source, limit its waste volumes, and integrate the environmental dimension in its industrial processes. Air France applies systematic selective sorting of waste. To date, more than 90% of its sites use this process. The Mulhouse site uses a very efficient system to sort non-hazardous industrial waste established by EuroAirport: containers with electronic chips are provided to each company for sorting “recyclable” and “cardboard” waste, which ensures traceability and clear invoicing. At the same time, the company is working to reduce water consumption; Air France Industrie’s consumption is down thanks to the efforts undertaken at the Orly site.

Finally, Air France and its subsidiaries are all members of Environmental Advisory Commissions (CCE), which bring together airline professionals, local authorities, local residents’ associations and environmental protection agencies. In fiscal 2003-04, Air France station managers or their representatives attended 55 local cooperation meetings dealing this year with the implementation of new French plans for noise exposure and noise pollution.

At its different operating sites, KLM has also implemented for a long time measures intended to reduce water use and minimize water pollution. In the 1970s, the company used approximately 700,000 m3 of drinking water per year at the Amsterdam-Schiphol airport, compared with 100,000 m3 today, even though activity has increased tenfold. Comparable progress has also been made regarding water quality. Over the last 30 years, KLM has reduced heavy metal emissions by 95%, and continues to progressively improve its environmental efficiency.

In the new engine maintenance center opened in the summer of 2004, KLM has installed new surface treatment equipment for parts to reduce water consumption and minimize the pollution of waste water. In addition, the new water treatment station will use fewer chemicals in order to reduce saline discharges.

Since 1989, KLM has managed to improve the energy efficiency of its buildings by 40%, thanks to a range of energy saving measures such as widespread use of low-voltage lights in the new engine repair center. This building is also equipped with a hot or cold storage unit which, depending on the season. will be stored in the basement and used for heating in the winter and cooling in the summer.

KLM’s environmental efforts are not limited to the Netherlands. In fact, the company has adopted environmental directives that apply to all the airports it serves, in cooperation with local management. These directives govern air, water and soil quality, waste recycling and energy use resulting from maintenance, engine trials, flight catering services, and de-icing operations.

As a key player in the market, KLM is aware that it must integrate environmental considerations in its equipment purchasing policy; the company expects its suppliers to develop environmentally-friendly products. However, its influence differs with each supplier. In this area, the Air France and KLM alliance will strengthen its authority during discussions with suppliers and contractors in order to obtain more environmentally friendly products.

Sustainable development is a continuous process and the objectives are never permanently fixed. Air France and KLM have both demonstrated over their long histories that they are able to adapt rapidly to changes in their operating environment. Their combined strengths will give them new energy, commitment and professionalism to build a sustainable future.

Additional information on sustainable development is available in the annual and sustainable development report from Air France and in KLM’s Sustainability Report 2003/2004.

The documents are available on the Internet sites of Air France-KLM and KLM at the following addresses: http://airfrance-finance.com and http://www.klm.com.

Air France’s annual and sustainable development report for 2003-04 is appended to this document.

RECENT CHANGES AND OUTLOOK

At the Company’s general meeting on September 15, 2004, shareholders voted to approve the hive down operation between the Company and its subsidiary Air France (formerly Air France-Compagnie aérienne).

In this hive down, governed by the general rules for splits pursuant to Article L.236-22 of the French Commercial Code, all of the Company’s assets, liabilities, activities and staff were transferred to Air France-Compagnie aérienne, the beneficiary of the hive down, with the exception of the Company’s Air France-Compagnie aérienne securities, the KLM securities obtained in connection with the public exchange offer, a minority interest in Alitalia, the Company’s treasury stock held as part of the buyback program, 17.1 million euros in cash intended to cover the distribution (dividend and dividend withholding tax) proposed for fiscal year 2003-04, and claims net of debt relative to the fiscal consolidation for 2003-04 in the net amount of 1.4 million euros.

The Company thus transferred to Air France-Compagnie aérienne all of its assets linked to the operation of the full range of its air transport services , including (i) the transport of passengers on domestic and international flights, (ii) air cargo, (iii) aeronautical maintenance and (iv) all other operations directly or indirectly related to this activity. These assets were valued at 11,013,326,047.44 euros. In return, Air France-Compagnie aérienne assumed the entire amount of the corresponding liabilities, valued at 7,954,319,911.28 euros, and increased its capital stock in order to remunerate the amount of the net contribution.

The net value of the contribution made by the Company and the net value of the Air France-Compagnie aérienne shares allotted to pay for the contribution were determined in accordance with the net book value based on the financial statements for the year ended March 31, 2004 for each one of the companies.

For further information on the restructuring of the Air France-KLM group, see “Organization of the Group”.

In view of the high level of fuel prices in the third quarter and the forward price of crude for the fourth quarter of the current fiscal year (about 45 dollars/barrel), the greater weight of the oil bill in the second half will slow any improvement in financial performance. Nevertheless, the objective is still to generate a higher operating income than in the previous year, as a result of cost cutting measures and synergies.

On December 9, 2004, the French State sold off 47,680,883 Air France-KLM shares, representing 17.7% of the capital, in accordance with the procedures applicable on financial markets. This sale included, as required by French law, an offering of 8,414,273 shares reserved for employees and a “salary-share” swap offer for up to 13,186,853 shares. At the end of these operations, the French State’s interest may be reduced to 18.4%.

In accordance with the agreements signed with the Dutch State, it will sell off its KLM shares at the end of this market offering and the offering reserved for employees, in proportion to the number of shares sold by the French State. These shares will be transferred to a foundation.

In connection with the Hall dispute (see note 16 “Disputes and Litigation” to the unaudited consolidated financial statements for the first half of 2004-05), the Court of Richmond (Virginia), in which the plaintiffs filed an appeal, advanced its calendar. In its ruling handed down on December 9, 2004, the Richmond Court upheld the ruling issued on October 30, 2003. Subject to a possible appeal, the airlines, including Air France, have been definitively cleared in this lawsuit filed by several travel agents who claimed damages jointly from the airlines in the amount of 17.5 billion dollars. No provisions have been booked in connection with this case.

RISKS AND RISK MANAGEMENT

Risks linked to the air transport industry

Risks linked to the cyclical and seasonal character of the air transport industry

The Group’s activities are affected by local, regional and international economic conditions. Periods of sluggish economic activity are likely to affect demand for transport, both for tourism and for business travel, and have an impact on the Group’s financial results. Furthermore, during such periods, the Group may have to accept the delivery of new aircraft or may be unable to sell off unused aircraft on acceptable financial terms.

Risks linked to changes in international, national or regional regulations and legislation

The Group’s activities are highly regulated, notably with regard to traffic rights, pricing policies, operating standards (with the most important concerning security, aircraft noise, airport access and the allocation of timeslots). Additional laws and regulations and tax increases (aeronautical and airport) could lead to an increase in operating expenses or reduce the Group’s revenues. The ability of transporters to operate international lines is likely to be modified by amendments to agreements between governments. As such, future laws or regulations could have a negative impact on the Group’s activity.

Risks linked to terrorist attacks, threats of attacks, geopolitical instability, epidemics or threats of epidemics

The attacks on September 11, 2001 in the United States have had a major impact on the air transport sector. Airlines have seen falling revenues and rising costs linked notably to the fall in demand, to insurance and to security. Certain aircraft have also seen their value drop. The SARS epidemic resulted in a sharp fall in air traffic and revenues in Asia. Any future attack, threat of an attack, military action, epidemic or perception that an epidemic could occur, could have a negative impact on the Group’s passenger traffic.

Risks linked to the Group’s activity

Risks linked to the integration of the activities of Air France and KLM

The development of the Group requires the integration of two major and complex activities that were run separately up until the beginning of fiscal 2004-05. The Group may encounter difficulties with the integration of the activities of Air France and KLM and may not be able to achieve all of the objectives and synergies set.

Risks linked to the dilution of the Company’s stake in KLM

The Dutch state has an option to subscribe to a certain number of preferential KLM B shares enabling it to hold a majority of voting rights in KLM. The Dutch state can exercise this option if another country (included on a set list of counties) considers that a significant percentage of KLM shares are no longer held by Dutch shareholders and, as such, could impose significant restrictions on KLM’s airline operations on its territory. In this way, if the Dutch state were to exercise its option, the Company’s economic rights in KLM would remain the same, but its percentage of voting rights would be diluted.

For further information on the Dutch state’s option with regard to KLM’s share capital, refer to “Additional Information—Agreements on the shareholding structure”.

Risks linked to assurances given to KLM and the Dutch state

In connection with their combination, the Company and KLM have given certain assurances to the Dutch state in order to maintain the quality of the KLM network at Schiphol, with these assurances involving certain obligations for both the Company and KLM. In addition, the Company has given KLM certain other assurances with a view to safeguarding some of the founding principles of their combination. See “Additional Information—Information on the agreements concluded in connection with the combination between the Company and KLM—Assurances given to KLM and to the Dutch state by the Company”. These assurances could restrict the Group’s capacity to adapt and keep pace with changes in its economic and competitive environment and could have a negative impact on its activities and financial position.

For further information on the assurances given to KLM and the Dutch state by the Company, see “Additional information—Information on the agreements concluded in connection with the combination between the Company and KLM—Assurances given to KLM and to the Dutch state by the Company”.

Risks linked to competition from other air and rail transport operators

The air transport industry is highly competitive. The deregulation of the European market on April 1, 1997 and competition between transporters have led to a reduction in prices and an increase in the number of competitors.

On its short and medium-haul flights to and from France, the Netherlands and other European countries, the Group is in competition with alternative means of transport. More specifically, the high-speed TGV train system in France is competing directly with the Air France Shuttle service for transport between Paris and the main French cities. Air France and KLM’s flights to London are in direct competition with the Eurostar train service. An enlargement of the high-speed train networks in Europe is likely to have a negative impact on the activity and economic results of the Group.

Today, Air France and KLM are also facing competition from low-cost airlines. The percentage of lines on which Air France and KLM are in competition with these airlines has risen sharply over the last ten years. This competition is expected to continue or even intensify. On another level, the use of the Internet has made it possible for customers to compare prices on a given line. This competition could have a negative impact on the Group’s business and economic situation.

Risks linked to changes in commercial alliances

The maintenance and development of strategic relations and alliances with partner companies will be critical for the Group’s activity. Air France and KLM are members of the SkyTeam alliance, which is made up of Aeromexico, Alitalia, CSA Czech Airlines, Continental, Delta Airlines, Korean Air and Northwest. The success of this alliance depends in part on the strategies pursued by the various partners, over which Air France and KLM have a limited level of control. The lack of development of an alliance or the decision by certain members not to fully participate in or to withdraw from the alliance could have a negative impact on the activity and financial position of the Group.

Furthermore, the air sector is expected to see a rise in consolidation, notably through alliances. As such, the loss of or failure to develop these strategic alliances could have a negative impact on the Group’s business and financial position.

Risks linked to financing

Air France and KLM have been able to finance their capital requirements by securing loans against their aircraft, which represented attractive collateral for lenders. This may not be the case in the future. Any prolonged obstacle preventing the raising of capital would reduce the Group’s borrowing capabilities and any difficulty finding financing under acceptable conditions could have a negative impact on its activity and economic results.

Risks linked to personnel costs and the negotiation of collective agreements

Personnel costs account for around 30% of the operating expenses of Air France-KLM. As such, the level of salaries has an impact on operating results. The profitability of the Group could be affected if it was unable to conclude collective agreements under satisfactory conditions.

Risks linked to labor relations conflicts

Air France has experienced periods of strikes, notably in 1998 and prior to the conclusion of a new agreement with pilots in June 2003. Any further strike or cause for work to be stopped could have a negative impact on the Group’s activity and economic results.

Risks linked to the use of third-party services

The Group’s activities are dependent on services provided by third parties, such as air traffic controllers and public security officers. The Group also uses sub-contractors over which it does not have any direct control. Any interruption in the activities of these third parties (as a result of a series of strikes or any increase in taxes or service prices) could have a negative impact on the Group’s activity or economic results.

Risks linked to the closure of Terminal 2E at Roissy-CDG

Following the collapse of part of the boarding area in the departure hall in Terminal 2E and its subsequent closure, Air France was obliged to reorganize its program using the various terminals that it leases at CDG from Aéroports de Paris. The prolonged closure of Terminal 2E, despite the compensation that Air France may obtain from Aéroports de Paris, could have a negative impact on the Group’s activity and economic results.

Risks linked to commitments made by the Company in relation to the European Commission

For the European Commission to authorize the Company’s combination with KLM, the Company and KLM had to make a certain number of commitments, notably with regard to making landing and takeoff slots available to rival airlines at certain airports. The implementation of these commitments is not expected to have a significant negative impact on the activities of Air France and KLM, although it is difficult to determine the corresponding financial impact.

On June 14, 2004, EasyJet submitted an appeal against the ruling handed down by the European Commission authorizing the combination. If this ruling were to be repealed in full or part, the Commission would have to re-examine the combination between the Company and KLM in line with the conditions set under the first ruling.

Unfair competition risks between EU and US airlines

Following the events of September 11, 2001, most governments took measures to help airlines supplement their cover for damage caused to third parties on the ground in the event of terrorist acts, with such coverage capped by the insurance market at a uniform amount of 50 million dollars. This additional coverage was granted in return for premiums paid by airlines.

European governments terminated these measures at the end of 2002 and European airlines were required to take out additional policies on the insurance market. The United States, however, passed legislation to allow the federal authorities to maintain state guarantees for US airlines for cover against damage caused to third parties on the ground, passengers, crew and aircraft at costs that are significantly lower than those applicable to European airlines.

Added to the substantial subsidies received from the US federal authorities since the events of September 11, 2001, the lower insurance costs paid by US air transport companies are likely to offer these companies a significant competitive advantage over their European competitors, particularly on North Atlantic routes.

Risk of loss of flight slots

Due to the saturation at major European airports, all air carriers must obtain flight slots, which are allocated in accordance with the terms and conditions defined in Regulation 95/93 issued by the EC Council of Ministers on January 18, 1993. Under this regulation, at least 80% of the flight slots held by air carriers must be used during the period for which they have been allocated. Failing this, all the slots will be lost by this carrier and transferred into a “pool”. The regulation does not provide for any exemptions for situations in which, due to a dramatic drop in traffic caused by exceptional events, air transport companies are required to reduce activity levels substantially and do not use their flight slots at the required 80% level during the period in question.

Like many other European airlines, Air France and KLM had to scale down their capacity following the outbreak of hostilities in Iraq, and as a result, no longer used certain flight slots at their airport platforms on a temporary basis. Following the terrorist attacks on September 11, 2001, airlines were faced with a similar risk of losing flight slots. In light of these factors, the European Commission decided to amend Regulation 95/93 with a view to temporarily suspending the rule governing the loss of unused flight slots (Regulation 894/2002 of May 27, 2002). The same measures were taken in response to the conflict in Iraq and the SARS epidemic (Regulation 1554/2003 of July 22, 2003).

Environmental risks

The air transport industry is governed by numerous environmental regulations and legislation, focusing on various issues such as noise exposure, gas emissions, the use of dangerous substances and the handling of waste products and contaminated sites. Over the last few years, the French, Dutch, European and US authorities have adopted various regulations, especially regarding noise pollution and the age of aircraft, introducing numerous taxes on air transport companies and obligations for them to ensure the compliance of their operations.

Compliance with the various environmental regulations could lead to additional costs for the Group and impose new restrictions on its Subsidiaries with regard to their equipment and facilities, which could have a negative effect on the Group’s activity, financial position or results.

Risks linked to the application of new accounting standards

The Company draws up its consolidated financial statements in accordance with generally accepted accounting standards in France (French GAAP), whereas KLM’s financial statements are based on the generally accepted standards in the Netherlands (Netherlands GAAP). The Company and KLM are preparing for the reconciliation of some of their financial information in line with US GAAP. The Group’s pro forma consolidated financial statements for fiscal 2003-04 have been drawn up based on French GAAP.

Under European regulations, all companies listed in Europe are required to apply the International Financial Reporting Standards (IFRS) for their financial statements as of January 1, 2005. The IFRS system focuses on the fair value of assets and liabilities and is likely to have a significant impact on certain key items, notably the booking of goodwill, the salary-share swap, depreciation of assets, profit-sharing schemes for staff, intangible fixed assets and credit derivatives, debt instruments and equity securities and their accounting classification. The valuation methods used by analysts to measure and assess the performance of the Company and its listed securities could be affected by this.

Market risks

Foreign exchange risk

The majority of the Group’s revenues are generated in euros. However, on account of its international activities, the Group is subject to a foreign exchange risk on the main currencies around the world and more specifically the dollar, yen, pound sterling and Swiss franc. As such, any changes in the exchange rates for these currencies in relation to the euro will have an impact on the Group’s financial results.

With regard to the US dollar, since the amount of spending (such as fuel costs, operating lease costs for part of the fleet and a portion of maintenance costs) exceeds the level of income, any significant appreciation in the dollar against the euro could have a negative effect on the Group’s activity and financial results. The Company estimates that its net exposure to the dollar (i.e. the difference between income and spending in dollars) will represent around 1,800 million dollars for the current year. For the yen, Swiss franc and pound sterling, the level of revenues is higher than spending. As such, any significant fall in these currencies against the euro could have a negative effect on the Group’s activity and financial results.

In order to reduce their exchange rate exposure, Air France and KLM have both adopted policies to hedge the exchange rate risk. For the US dollar, both companies have a systematic hedging policy designed to cover approximately 30% of their net exposure at the beginning of the year. This percentage may be scaled up to factor in market conditions and forecasts. For other currencies, depending on the market conditions, the levels of hedging may be up to 30% to 40% of expected revenues for the following year and in certain cases the following two or three years.

As far as investments are concerned, the Group has a high level of exposure to a rise in the dollar against the euro. Indeed, all of the Group’s aircraft and spare parts are purchased in dollars. In this area, the two companies have developed different hedging strategies. KLM hedges most of the acquisition cost as soon as orders are made, with the majority of cases based on forward currency purchases. However, Air France has adopted a more flexible approach in light of the situation on the markets. In 2003, capitalizing on the historically low level of the dollar against the euro, Air France launched a major hedging program. At June 30, 2004, Air France had purchased 1.3 billion dollars in order to partially hedge aeronautical investments over the next four years.

The exchange rate risk on the Group’s financial debt is relatively limited at present. At September 30, 2004, approximately 90% of Air France’s debt and 83% of KLM’s debt had been issued or converted into euros, thereby considerably reducing the risk of fluctuations in exchange rates on debt.

For information on the risk linked to oil prices, see “Fuel price risks” below.

Despite this active hedging policy, not all the exchange rate risks are covered, notably the case of a major fluctuation in a currency, and the Company and its Subsidiaries could be faced with difficulties with regard to the management of exchange rate risks, which could have a negative effect on the Group’s activity and financial results.

Interest rate risk

At both Air France and KLM, most financial debt is based on floating-rate instruments in line with market practices. However, the companies are working to reduce their exposure to the interest rate risk. In line with this approach, capitalizing on the historically low level of fixed rates over the last two years, Air France and KLM have developed strategies to swap part of their variable-rate debt for fixed rates.

At September 30, 2004, net exposure to interest rates after floating-rate short-term investments came to 465 million euros in net financial debt at variable interest rates for Air France and 970 million euros for KLM. A 1% change in the variable interest rate over 12 months would have an impact of 14.4 million euros.

A working group was set up in September 2004 with representatives of the two financial management teams in order to progressively harmonize exchange and interest rate risk management policies within the Group: on a monthly basis, the two teams will draw up a report on the situation on the markets and analyze the latest operations carried out. Each quarter, a report will be presented to a risk committee attended by the Chief Financial Officers of the two Subsidiaries, and will be brought to the attention of the SMC.

Equity risk

When Air France and KLM use financial investments to manage their respective cash positions, with the acquisition of SICAV/UCITS or equivalent instruments, they systematically give preference to short-term monetary instruments in order to minimize the corresponding risks. As such, they are not exposed to a significant equity risk with regard to cash management.

Furthermore, at September 30, 2004, the Company directly or indirectly held a portfolio of shares issued by listed companies for a net total of 27 million euros. An overall fall of 1% would represent a risk of 0.27 million euros. For its part, at September 30, 2004, KLM held, either directly or through a foundation consolidated in KLM’s accounts, Air France-KLM shares and Air France-KLM stock purchase warrants intended to cover the exercise of stock options under the schemes set up for part of KLM’s staff (see “Additional Information—Stock subscription or purchase option schemes”). At September 30, KLM had, either directly or indirectly through the foundation, some 2.7 million Air France-KLM shares and 2.5 million stock purchase warrants.

Fuel price risks

Aircraft fuel represents the second-biggest operating expense for Air France after personnel costs: over the last two years, Air France has purchased 5.9 million m3 of fuel per year for around 1.3 billion euros in 2003-2004 and 1.4 billion euros in 2002-2003.

At KLM, fuel is also the second-biggest operating expense after KLM personnel costs. At March 31, 2004, fuel costs represented 13.1% of operating expenses.

In order to limit the impacts of any fluctuations in fuel prices, Air France has set up an oil price hedging policy, structured around Brent IPE and Gasoil IPE. This policy is implemented by a seven-strong team headed by the Procurement Director, with decisions taken during regular meetings chaired by the Chief Executive Officer and attended by the Chief Financial Officer. The dollar risk linked to the oil risk is managed by the Treasury Department. Based on a policy of systematic intervention, the minimum hedging level is from 60% to 90% over 12 months; 40 to 60% over the following 12 months, 10 to 30% over the other twelve months and 0 to 20% over the fourth year (45% minimum between 13 and 15 months and 30% maximum between 16 and 24 months). The main hedging instruments used are swaps and options. The quality of counterparties is verified by the Finance Department, and a weekly report is submitted to the executive management team.

KLM also uses derivatives to hedge against prices for fuel purchases with a view to reducing its exposure to the risk of fluctuations in oil prices. To do this, KLM uses swaps and knock-out options based on a representative set of prices for jet fuel (Rotterdam, Singapore, US Gulf Coast). In this way, KLM hedged 67% of its fuel consumption for fiscal 2003-04. These hedging operations generated a positive result of 49 million euros. Compared with 2002-03, the average price of fuel, including these derivatives, is up 8%. The sensitivity analysis is based on a sudden 10% change in fuel prices compared with their level on March 31, 2004, while the US dollar exchange rate remains unchanged. Such a change is likely to have an impact of approximately 35 million euros on fuel costs (based on the dollar exchange rate that was applicable at March 31, 2004), factoring in the hedging contracts concluded at the end of the year. In order to ensure that the Air France-KLM group has a consistent risk management strategy for fuel prices, the two subsidiaries are rolling out an action plan to develop a common reporting system, compare their methods and progressively define a common fuel hedging strategy.

Despite the measures taken by Air France and KLM to reduce their exposure to the risk of fluctuations in oil prices (and therefore fuel prices) and the possibility of passing on financial “surcharges” to passengers during high-price periods, rising oil prices could have a negative effect on the Group’s activity and financial results.

Liquidity risk

For Air France, the balance of cash flow relating to investing activities was more than covered by cash flow from operations over the last three years. This coverage of net capital expenditure by cash flow from operations enabled Air France to reduce its level of net debt. In this way, despite three years of major crises in the air transport industry, Air France’s net debt was down from 2.86 billion euros in March 2001 to 2.53 billion in March 2004. In order to ensure that it has the financing required to pay back loans and cover its debt, Air France has been developing an active financing policy over the last few years. More specifically, it has sought to diversify its means of financing by harnessing a wide range of operations.

In line with this strategy, Air France signed a syndicated loan with a pool of 15 banks in August 2001 for one billion euros; this loan was available in full on September 30, 2004. In August 2003, Air France signed a bank loan for 125 million euros. These credit lines are accompanied by an obligation to comply with certain financial cost-coverage and non-pledged asset ratios. These ratios are calculated every six months and were generally met at March 31, 2004.

Air France has also carried out various financing operations on aeronautical assets (mortgages on aircraft, sales with reservation of title, French tax lease financing arrangements, Japanese operating leases) and on real estate assets (leasing for the Roissy headquarters). Furthermore, in order to diversify its sources of financing by working directly with the non-banking investor market, Air France carried out an innovative operation in 2003 to securitize a sub-fleet of 16 medium and long-haul aircraft.

To finance its aircraft, KLM is able to access the export financing system, which enables the Company to benefit from the guarantee of leading export credit agencies for its loans to finance Boeing aircraft in the US and Airbus aircraft in Europe. This facility is primarily used for long-haul aircraft. For medium-haul aircraft, KLM makes use of various instruments that are available on the financial markets. Despite a relatively unfavorable environment for airlines, KLM and Air France have continued to benefit from financing at attractive interest rates. The average cost of the Company’s debt after swaps was around 4% at September 30, 2004.

Overall, the Company believes that (i) the conditions for access to the financial markets for its two main Subsidiaries (Air France and KLM), (ii) the cash position of over 1.5 billion euros for Air France and 1 billion euros for KLM at September 30, 2004 and (iii) the total availability of the 1 billion euro cash line for Air France, reflect the conservative liquidity risk management strategy adopted by the Air France-KLM group.

Over the next few years, the two Subsidiaries will continue to be responsible for their own financing policies. This strategy will enable each one to fully capitalize on the relationships that they have built up with their partner banks. Furthermore, this segmentation ensures that KLM can continue to make use of export credit financing facilities. As such, the Group plans to set up ad hoc committees to exchange information on each company’s financing strategy and the type of operations used.

Market risk management

In order to assess and manage market risks, the Subsidiaries each have a Treasury Department.

At Air France, the Treasury Department is made up of eleven people and reports directly to the Chief Financial Officer. The treasurer manages a front-office of two employees who manage interest and exchange rate transactions, a back-office of five employees, and three other managers who are in charge of electronic banking, debt monitoring, banking conditions and relations with Air France’s offices abroad. The cash position is monitored daily. Each month, the Treasury Department draws up a comprehensive report detailing, among other things, the Company’s interest rate and foreign exchange positions, the portfolio of hedging operations, a summary of investments and financing for each currency as well as a statement monitoring counterparty limits. This report, which also includes monthly forecasts on cash available for the current year, is submitted to the Chief Financial Officer for analysis. Regular meetings are held with the executive management team to review interest rate and foreign exchange positions. Hedging decisions are taken during these meetings (hedging amounts, instruments, etc.) and implemented by the Treasury Department in accordance with the procedures governing the delegation of powers. The aim is to safeguard the Group’s budgetary margins. The instruments used are futures, swaps and options and no speculation on these instruments is authorized. All the transactions carried out are intended to reduce Air France’s exposure to risks. For its information system, the Treasury Department uses Reuters Cashflow.

At KLM, the Treasury Department is made up of nine people. It reports to the Senior Vice President for Finance. The treasurer oversees a three-strong front-office team that is responsible for managing interest and exchange rate operations, with a back-office of five people that is integrated into the organization but reports to the Corporate Controller, and five other managers who are in charge of electronic banking, debt monitoring, banking conditions and relations with KLM’s offices abroad. The Treasury Department uses the SunGard Global Treasury Management information system.

The cash position is monitored on a daily basis, and the Treasury Department draws up a comprehensive monthly report detailing, among other things, KLM’s interest rate and foreign exchange positions, the portfolio of hedging operations, a summary of investments and financing for each currency as well as a statement monitoring counterparty limits. This report, which also includes financing forecasts, is submitted to the Senior Vice President for Finance. Regular meetings are held to review interest rate and foreign exchange positions with the KLM Chief Financial Officer, who sets the objectives (rate of exposure to be hedged, etc.) that are then implemented by the Treasury Department. As at Air France, KLM does not authorize any speculation on the instruments used.

Insurance and risk coverage

Insurance policies taken out at Group level and the Group’s insurance strategy

As of December 1, 2004, Air France and KLM will be pooling their airline risks on the insurance market in order to capitalize on the size of the Group.

Insurance policies taken out by Air France

In connection with its air transport activities, Air France has taken out an airline insurance policy on behalf of itself and its French and European airline subsidiaries, covering damage to aircraft, liability in relation to passengers and general liability to third parties.

In accordance with French legislation, this policy has been taken out with a leading French underwriter, Réunion Aérienne, and coinsurers which include the French insurers AXA and AFA and an international reinsurance company.

The policy covers the civil liability of Air France for up to 1.5 billion dollars. The Company and its French subsidiaries have also taken out an additional civil liability policy for 500 million dollars, as well as specific cover against terrorist acts for damage caused to third parties for up to 1 billion dollars.

Lastly, in line with its risk management and financing policy to improve protection for its activities, employees and assets, Air France has taken out a number of policies to insure its industrial sites, equipment pool and other activities relating to the air transport business, with different levels of coverage depending on the guarantees available on the market and on the quantification of risks that can reasonably be anticipated.

Air France has also taken out a number of specific or local policies to comply with the regulations in force in the countries in which it has a representative office.

After the World Trade Centre tragedy, airline premiums increased significantly, notably to cover terrorism and related risks, generating an additional cost of 1.95 dollars per passenger transported. The renewals of insurance policies on December 1, 2002 enabled a reduction in these premiums by incorporating part of this additional cost into the global premium.

Insurance policies taken out by KLM

KLM has taken out suitable competitive polices to cover its operational risks. Thanks to a centralized purchasing operation, under which several policies are taken out for the same group, KLM has been able to negotiate the least expensive premiums on the market.

KLM has also taken out an airline insurance policy on behalf of itself and its subsidiaries, covering damage to aircraft, liability in relation to passengers and general liability to third parties in connection with its activity.

It covers KLM’s liability for up to 1.5 billion dollars. KLM has also taken out a policy for 500 million dollars in excess of this amount.

Lastly, in line with its risk management and financing policy to improve protection for its activities, employees and assets, KLM has set up a range of policies to insure its industrial sites, equipment pool and other activities relating to the air transport business, with different levels of coverage depending on the guarantees available on the market and on the quantification of risks that can reasonably be anticipated.

Exceptional events and disputes

In connection with the normal performance of their activities, the Company and its Subsidiaries are involved in disputes, for which they are not necessarily required to book provisions in their accounts.

For instance, a class action has been filed against Air France and KLM, as well as another European airline and several US companies, by various travel agencies based in the United States and their professional association (Association of Retail Travel Agents) for acts of unfair competition contrary to the provisions of the Sherman Antitrust Act. The amount of damages claimed against the airlines comes to a total of 17.5 billion dollars and this could be tripled under US legislation on collusion. An initial ruling was handed down on October 30, 2003 in favor of the airlines. The travel agencies have lodged an appeal.

A similar suit is currently being reviewed by the federal courts in Ohio. Around 150 travel agents (that were initially plaintiffs in the case mentioned above, but later withdrew) have filed a case for breach of antitrust measures against Air France, KLM and eight other European airlines and 11 US airlines.

During 2000 and at the beginning of 2001, a considerable number of Servair employees initiated proceedings against their employer claiming payment for mealtimes. According to the claimants, mealtimes at the company’s restaurant should be seen as a period in which the employee is answerable to the employer and should therefore be compensated in the same way as work time. Servair took the contrary view that mealtimes represented an interruption of work time and did not therefore give rise to compensation. In a ruling on November 8, 2001 that has become definitive, the Court of Appeal upheld Servair’s position. Other lawsuits representing a total of 377 individual claims are still pending at the industrial tribunal. In a judgement dated October 29, 2004, the tribunal set aside an action instigated by some thirty employees. Servair has not established any provisions for these lawsuits.

Air France considers the claims to be unfounded and as such has not recorded any provisions for this dispute.

None of the other disputes that are currently running, for which the Company or its Subsidiaries may not have set aside reasonably sufficient provisions, are likely to have a significant impact on the activities, financial position or operating results of the Group.

See Note 16 of the Company’s consolidated half-year financial statements.

INVESTMENTS AND FINANCING

Group investments and financing

The Air France–KLM Group’s tangible and intangible investments totaled 1,034 million euros for the first half of fiscal 2004-2005. Investments include the capitalization of a portion of maintenance costs pursuant to accounting standard IAS 16 / SIC 23.

For tangible investments, Air France took delivery of one A318, one A319, two A320 and one A321 in the first half of fiscal 2004-05. With the exception of the A318, the other aircraft were carried over to an ad hoc financial structure. Air France also received two B777-300 ER aircraft. This represents the extended version of the B777–200, of which Air France is already operating 25.

With regard to the Air France regional fleet, CityJet acquired four B146 aircraft in the first half of fiscal 2004-05 after exercising an option to purchase these aircraft, which were previously used under operating leases. This operation had no impact in terms of future financial commitments insofar as the amount of the purchase option was similar to the amount of the operating lease payments still to be paid under the lease agreement. Régionale CAE purchased four Embraer120 on which the operating lease was due to expire. This operation raised the sub-fleet of Embraer120 to seven fully owned planes out of a total of 11 Embraer120 in operation.

KLM’s investments were relatively low over the first half of the year. Indeed, the aircraft added to the fleet—excluding operating leases—were limited to one B737-900 acquired and financed under a finance lease at KLM and one B737-800, which was added with full ownership to the fleet of the Transavia subsidiary. At September 30, 2004, KLM had a fleet of 72 B737 in operation. KLM has also made advance payments of 23 million euros for an A330-20C.

The investments made on KLM’s regional fleet in the first half of 2004-05 concerned one Fokker 70 that was acquired with full ownership.

Income from disposals of tangible and intangible assets over the first half of fiscal 2004-05 totaled 94 million euros, half of which came from the sale of a B747-400 by Air France. The amount of investments net of disposals came to a total of 940 million euros.

The related cash flow from operating activities (1,026 million euros) was greater than net investment expenses, which enabled the Group to reduce its net debt over the half-year period.

At September 30, 2004, the Group’s net debt totaled 5,364 million euros with gross debt coming out at 8,080 million euros and total cash at 2,615 million euros. Given the level of shareholders’ equity (5,178 million euros), the debt/equity ratio came out at 1.04, which is close to the objective presented at the time of the announcement of the Air France and KLM combination at the end of 2003.

Over the first half of fiscal 2004-05, the Group paid back 148 million euros in borrowings and 154 million euros in debt linked to finance lease agreements, representing a total of 302 million euros of debt paid back.

Over the period, the Group raised 388 million euros in new borrowings, with 120 million euros for aircraft financing, 22 million euros to finance a flight simulator, 98 million euros from the final tranche of the securitization operation launched in 2003, and 97 million euros from a financing operation sealed with the European Investment Bank (EIB).

As a result of this active refinancing policy, the Group’s liquidity position remains satisfactory and in line with its objectives. At September 30, 2004, the Group’s balance sheet showed 2.3 billion euros in marketable securities and 328 million euros in cash at bank and in hand, giving it a total cash position of 2.6 billion euros.

Air France still has a revolving multi-currency syndicated credit line of 1 billion euros with a bank pool that is scheduled to mature in August 2006. This line was fully available at September 30, 2004. The agreement covering this cash line stipulates that Air France must comply with two financial ratios relating to its capacity to guarantee payment of the interest and the amount of assets not pledged. These ratios are calculated every six months and were generally met as at March 31, 2004.

KLM continues to benefit from access to export credit for future aircraft financing and at September 30 will have available cash (and cash equivalents) of nearly one billion euros.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEAR 2003-04

The unaudited condensed consolidated pro forma financial statements enable a better appreciation of the operating results and financial position of the Air France-KLM group that might have been achieved if the closing date of the Air France-KLM public exchange offer had taken effect on April 1, 2003. Their content relies on the estimates and assumptions described in the accompanying notes. This preliminary data is published solely for illustrative purposes and, accordingly, does not necessarily reflect the combined operating results or the financial position that the Air France-KLM group could have recorded on the dates or for the periods indicated; nor do they prejudice its future results or financial position. The synergies or efficiency gains that may be generated by the combination between Air France and KLM have not been taken into account.

In accordance with French accounting principles, KLM has been consolidated on the basis of an evaluation of Air France’s effective control over KLM, principally the capacity of Air France to control important decisions over KLM, using its casting vote in the Strategic Management Committee.

In accordance with French accounting principles, the accompanying information concerning the unaudited pro forma consolidated financial statements contains adjustments which reflect the fair value of KLM’s net assets as described in the accompanying notes. The determination of fair value of assets and liabilities remains provisional. Accordingly, the actual amount of goodwill and other balance sheet items may differ from the preliminary pro forma consolidated financial statements presented herein; and they may in their turn have an impact on certain items of the preliminary pro forma consolidated financial statements and balance sheet, such as amortization of intangible assets, equity interests, long-term assets, badwill, retirement provisions and associated taxation.

The following unaudited consolidated pro forma financial statements illustrate the pro forma results for the Air France-KLM group after incorporating the pro forma adjustments described in their accompanying notes. The unaudited condensed pro forma consolidated income statement for the year ended March 31, 2004 presents the result of the exchange offer and combination as if they had taken place on April 1, 2003. The unaudited consolidated pro forma balance sheet at March 31, 2004 represents the financial situation of the Air France-KLM group on the effective closing date of the offer. The pro forma balance sheet incorporates the historic balance sheet of Air France at March 31, 2004 and KLM’s balance sheet at April 30, 2004.

The unaudited condensed consolidated pro forma financial statements of the Air France-KLM group are based both on the consolidated historic financial statements of Air France, as shown in its annual report, and on those of KLM, included in KLM’s annual report (for the income statement at March 31, 2004). The respective financial statements of Air France and KLM are prepared, respectively, according to French and Dutch accounting principles. As these two methods present certain differences, KLM’s financial statements have consequently been adjusted to reflect the accounting principles in force in France.

In the unaudited condensed consolidated pro forma financial statements, Air France has adopted a presentation that complies with generally accepted accounting standards in France, for the year ended March 31, 2004. The group resulting from the combination will continue to prepare consolidated financial statements according to French standards, until the new IFRS standards are adopted which will be obligatory in the European Union from the fiscal years beginning after January 1, 2005.

The unaudited condensed consolidated pro forma financial statements are produced as a summary and therefore they should be read in conjunction with the respective consolidated historical financial statements and the accompanying notes for Air France and KLM.

Pro forma consolidated income statement

Fiscal year 2003-04 (unaudited)

	in million euros

	Air France Published March 31, 2004	KLM Dutch GAAP Published March 31, 2004	KLM French GAAP restatements	KLM French Adjustments	KLM French Global GAAP	Accounting for goodwill	Air France- KLM group
	column 1	column 2	column 3	column 4		column 5
Revenues	12,377	5,877	12	0	5,889	0	18,226
External expenses	(6,754)	(3,352)	(46)	0	(3,398)	0	(10,152)
Salaries and related costs	(4,079)	(1,903)	68	64	(1,771)	0	(5,850)
Taxes other than income tax	(186)	0	(26)	0	(26)	0	(212)

Gross operating income	1,318	622	8	64	694	0	2,012

Depreciation and amortization charges	(1,184)	(440)	23	(11)	(428)	30	(1,582)
Charge to operating provisions	(46)	(62)	24	0	(38)	0	(84)
Income from aircraft disposals	7	0	6	0	6	0	13
Other income and expenses	44	0	(72)	0	(72)	0	(28)

Net operating income	139	120	(11)	53	162	30	331

Net revenue from sale of tangible and intangible assets (Dutch Gaap)	0	(1)	1	0	0	0	0
Restructuring costs	(22)	0	0	(75)	(75)	0	(97)
Net financial expense	(60)	(101)	14	(3)	(90)	(19)	(169)
Income on disposals of subsidiaries and affiliates	5	13	0	0	13	0	18

Pre-tax income (loss)	62	31	4	(25)	10	11	83

Share in net income of equity affiliates	53	0	0	0	0	0	53
Amortization of goodwill	(15)	0	(4)	0	(4)	105	86

Consolidated pre-tax income	100	31	0	(25)	6	116	222

Tax	(2)	(7)	0	15	8	(4)	2

Consolidated income	98	24	0	(10)	14	112	224

Minority interests	(5)	0	0	0	0	(2)	(7)

Net income after minority interests	93	24	0	(10)	14	110	217

Net income per share (in euro)							0.81
Net income per share (in euro)							0.85
-undiluted							0.85
-diluted							0.85

The accompanying notes form an integral part of the unaudited pro forma condensed consolidated financial statements.

Pro forma consolidated balance sheet (unaudited)

Assets	Air France Published March 31, 2004	KLM (Dutch GAAP) April 30, 2004	French GAAP restatements	KLM (Impact French GAAP)	Accounting for goodwill	Holding	Consolidation restatements	Air France- KLM group
	column 1	column 2	column 3	column 4	column 5	column 6	column 7
Goodwill	95	10			(10)			95
Intangible fixed assets	149	40						189
Flight equipment	6,951	4,501	11	(54)	(873)			10,536
Other property, plant, and equipment	955	572			248			1,775
Investments in equity affiliates	336	193			(6)			523
Other investments	268	862	(840)			797	(797)	290
Fixed assets	8,754	6,178	(829)	(54)	(641)	797	(797)	13,408

Inventory and work-in-progress	151	211	(11)					351
Trade receivables	1,651	720						2,371
Income tax receivables	101	88	(88)			11		112
Other accounts receivable	494	225		1,000				1,719
Marketable securities	1,478	613		34	0			2,125
Cash at bank and in hand	330	72				(51)		351
Current assets	4,205	1,929	(99)	1,034		(40)	0	7,029

Total	12,959	8,107	(928)	980	(641)	757	(797)	20,437

The accompanying notes form an integral part of the unaudited pro forma condensed consolidated financial statements.

Pro forma consolidated balance sheet (unaudited)

Liabilities	Air France published March 31, 2003	KLM (Dutch GAAP) April 30, 2004	Restatements	KLM (Impact French GAAP)	Accounting for goodwill	Holding	Consolidation restatements	Effects of contributions	Air France- KLM group
	column 1	column 2	column 3	column 4	column 5	column 6	column 7	column 8
Share capital	1,868					422			2,290
Additional paid-in capital	261					335	923		1,519
Reserves	1,942	1,498		657	(329)		(923)	(1,826)	1,019
Translation adjustments	(9)	0							(9)
Shareholders’ equity (Group share)	4,062	1,498	0	657	(329)	757	0	(1,826)	4,819
Minority interests	23	0						53	76
Shareholders’ equity and minority interests	4,085	1,498	0	657	(329)	757	0	(1,773)	4,895

Provisions for liabilities and charges	1,039	281	(34)	(10)	28			976	2,280
Borrowings	4,380	4,177	(577)		8				7,988
Trade payables	1,226	403							1,629
Income tax liability	21	0	(88)	328	(165)				96
Advance ticket sales	1,008	452	34						1,494
Other payables	1,200	1,296	(263)	5	(183)				2,055
Total liabilities	8,874	6,609	(928)	323	(312)	0	0	976	15,542

Total	12,959	8,107	(928)	980	(641)	757	0	(797)	20,437

The accompanying notes form an integral part of the unaudited pro forma condensed consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

PRESENTATION OF THE AIR FRANCE-KLM GROUP’S UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR FISCAL 2003-04 BASED ON FRENCH GAAP

The unaudited pro forma condensed consolidated financial statements are presented based on the French accounting principles applied by the Company. As such, they require several pro forma adjustments as presented in the following notes.

They refer to the Air France-KLM group’s income statement and balance sheet for the period from April 2003 to March 2004, and have been drawn up based on the assumption for comparative purposes that Air France’s public exchange offer on KLM shares was completed as at April 1, 2003.

The unaudited pro forma condensed consolidated financial statements:

•	are provided solely for illustrative purposes and as such may not provide an accurate reflection of the Air France-KLM group’s financial position and results under the French accounting system;

•	are not intended to reflect the combined operating results that would have been recorded if the transaction between Air France and KLM had effectively taken place on April 1, 2003 nor are they intended to be used as a basis for forecasting earnings for future years. The pro forma adjustments are based on the information available, notably the various estimates made by management;

•	have not been adjusted to reflect the expected synergies or gains in efficiency that could be generated by the transaction;

•	are intended to be a summary, and should therefore be read in conjunction with the respective historical consolidated financial statements and accompanying notes of Air France and KLM.

Column 1: Historical financial statements of Air France presented in accordance with French accounting principles

This column presents the consolidated income statement for Air France for the year ended March 31, 2004 and the consolidated balance sheet as at March 31, 2004, drawn up in accordance with French accounting principles applied by Air France.

Column 2: Historical financial statements for KLM presented in accordance with Dutch accounting principles

This column includes KLM’s consolidated income statement for the year ended March 31, 2004 and the consolidated balance sheet as at April 30, 2004, drawn up in accordance with Dutch accounting principles.

Column 3: Reclassifications

Stocks

Under Dutch accounting principles, spare parts for repair and exchange are booked as inventory.

Under French accounting principles, these items are booked as aeronautical equipment. The net book value of repairable parts and exchangeable components totaled 11 million euros at April 30, 2004.

Deposits relating to finance leases

Under Dutch accounting principles, deposits relating to finance leases and financial instruments are classified either as other long-term assets or deducted from financial debt, whereas, under French principles, they are deducted from the corresponding financial debt (finance lease commitments). This reclassification results in a decrease in financial debt and deposits relating to finance leases of 840 million euros.

Income tax receivables

French GAAP adjustments changed the fiscal position of KLM from a deficit of 88 million euros to a positive position due to the reclassification of income tax receivables as a deduction against the item “Income tax liabilities”.

Loyalty program

In KLM’s accounts, provisions for charges related to the cost of bonuses (“air miles”) granted to loyalty program members are booked as provisions for risks and charges.

In accordance with the accounting rules and methods applied by Air France, the amounts relating to the Fréquence Plus loyalty program are recorded as advance ticket sales in the consolidated Air France balance sheet and booked as short-term liabilities in the pro forma financial statements.

Air France has therefore restated the 34 million euro provision recorded by KLM as pre-booked income.

Financial debt

Under Dutch accounting principles, KLM records short-term liabilities (less than one year) as financial debt in the item “Other creditors”.

Under French accounting principles, the portion of short-term liabilities in financial debt has to be booked under “Financial debt”.

In accordance with French accounting principles, Air France has restated the portion of short-term liabilities of 263 million euros which had been recorded by KLM under “Other creditors”.

Column 4: Main differences between Dutch and French accounting principles

KLM’s consolidated financial statements are based on Dutch accounting principles, which differ from the methods applied in France on a number of key aspects. To prepare the unaudited pro forma condensed consolidated financial statements, it has been necessary to adjust KLM’s historical consolidated financial statements in order to bring them into line with the French accounting principles applied by Air France. These adjustments have been made based on the estimates retained by the Air France and KLM management teams. They have not been audited and may not reflect French accounting principles as accurately as if KLM had always drawn up its accounts using these principles.

The following table summarizes the net impact of adjustments in line with French accounting principles on KLM’s shareholders’ equity at April 30, 2004:

Shareholders’ equity at April 30, 2004
(a) Pension plans and other employee benefits	972
(b) Treasury stock	34
(c) Restructuring costs	0
(d) Aircraft maintenance	(21)
(e) Deferred tax	(328)

Total	657

(a) Pension plans and other employee benefits

In line with Dutch accounting principles, liabilities booked in connection with the pension plans set up by KLM are in principle recorded based on the actuarial calculation of contributions due from KLM under the different pension plans and other employee benefits.

In Air France’s accounts, contributions and provisions for pensions are recorded in accordance with French accounting principles, which are not significantly different from IAS 19.

The adjustment in relation to French accounting principles involves restating the contributions and liabilities linked to KLM’s pension schemes as if IAS 19 had been applied on a constant basis. This adjustment, which is reflected in the fourth column of the pro forma condensed financial statements relative to French GAAP adjustments, results in a 64 million euro reduction in personnel costs for the year ended March 31, 2004. KLM’s balance sheet as at April 30, 2004 has been adjusted, generating a 972 million euro increase in shareholders’ equity (before tax).

(b) Accounting for treasury stock

In line with French accounting principles, the treasury shares held by Air France in order to meet its commitments with regard to share purchase plans for employees are booked as assets on the balance sheet. Provisions are planned in order to bring the value of these shares back down to the lowest of either their market value or their acquisition cost, with the gains or losses linked to these adjustments to be booked on the income statement. Under Dutch accounting principles, the acquisition cost of these shares is deducted from shareholders’ equity.

To bring the figures into line with French accounting principles, KLM’s shares have been restated as marketable securities for 34 million euros.

(c) Recognition of restructuring costs

The KLM accounts prepared according to Dutch GAAP included a restructuring provision of 75 million euros at March 31, 2003. This provision was not accepted under French accounting principles due to the fact that the restructuring plan had not been officially announced by March 31, 2003.

To deal with this difference in relation to GAAP, an adjustment was made in the accounting process of the pro forma accounts: under French accounting principles the restructuring charge is recognized after it has been incurred, that is, for the year ended March 31, 2004, but it had been recognized in the KLM accounts for the year ended March 31, 2003 according to accounting principles in the Netherlands. This GAAP difference had no impact on KLM shareholders’ equity at April 30, 2004.

(d) Accounting methods for aircraft maintenance

In the KLM accounts prepared according to Dutch GAAP, the following accounting method is used for aircraft maintenance:

•	For aircraft owned by the company and those on finance leases, the maintenance checks (D-Check) are accounted for under the spare parts approach. Other maintenance charges are accounted for as they occur;

•	For aircraft on basic leases, maintenance checks (D-Check) are booked as assets when incurred and amortized until the next maintenance procedure. Other maintenance charges are accounted for as they occur.

In the Air France accounts, the following accounting method is used for aircraft maintenance:

•	For aircraft owned by the company and those on finance leases, maintenance is accounted for by Air France under the spare parts approach recognizing maintenance checks (D-Check) and engine maintenance (Shop visit) as components.

•	For aircraft on basic leases, Air France books the maintenance check costs and engine maintenance costs as soon as the potential of the leased aircraft falls below the restitution potential specified in the contract. If, following maintenance, the potential of an aircraft rises above the restitution potential specified in the contract, the surplus potential is booked as a fixed asset and amortized until the aircraft reaches the restitution potential specified in the contract.

Bringing the figures into line with French accounting principles resulted in an 11 million euro increase in amortization charges. KLM’s balance sheet at April 30, 2004 has been adjusted to factor in a 54 million euro reduction in “Tangible fixed assets”, an 8 million euro increase in provisions, and a 41 million euro increase in “Other accounts receivable”, leading to a 21 million euro reduction in shareholders’ equity (before tax).

(e) Deferred tax

These adjustments reflect differences in timing on deferred taxes further to the reconciliations with French accounting principles as presented above, with the exception of adjustments on treasury stock, which are not subject to tax in the Netherlands. The tax effect on the companies has been calculated by applying KLM’s current average tax rate of 34.5% to any taxable adjustments.

The net impact of tax in line with the adjustments for French GAAP represents a 328 million euro reduction in KLM’s shareholders’ equity.

Restatements

Column 5: Restatement of goodwill for accounting

Acquisition and allocation of the acquisition cost

In line with French accounting principles, since Air France acquired KLM, the allocation method must be applied to its acquisition cost. With this method, Air France will allocate the total cost of the acquisition of KLM to the assets and liabilities acquired (including any elements not booked previously) based on their fair value as on the date of the transaction.

These unaudited pro forma condensed consolidated statements were drawn up and presented on the basis of a 97.1% interest of Air France-KLM in KLM.

Under French accounting principles, the total purchase price has been calculated as follows (in million euros, except for the number of shares and the figures per share):

Price
KLM shares exchanged	45,093,299
Exchange ratio for Air France shares	1.10
Number of Air France shares issued	49,602,631
Fair value of new shares issued	719.9
Fair value of Air France warrants issued	48.0
Fair value of other shares purchased	19.5
Costs linked to the transaction	9.2
Total	796.6

The following table presents the exchange value, the net asset value of KLM, the estimated adjustments in the fair value for the assets and liabilities acquired as at the transaction date, and the badwill recorded on the acquisition:

Price
Exchange value	797
Less: KLM net assets based on French accounting principles	(2,155)
Fair value of assets and liabilities acquired:
(i) Reduction in the fair value of aircraft	(873)
(ii) Reduction in the value of intangible fixed assets	(10)
(iii) Increase in the fair value of land and buildings	248
(iv) Reduction in the fair value of equity interests	(6)
(v) Reduction in the fair value of other payables	183
Other net elements	(36)
Deferred tax after adjustment in fair value	165
Minority interests	(53)
(vi) Excess on the fair value of net assets acquired versus the exchange value (badwill)	976

This analysis shows a preliminary breakdown of the acquisition cost between KLM’s assets and liabilities, based on the independent valuations available at September 30, 2004. To meet the demands of the IFRS and US GAAP standards, the final breakdown of the acquisition price will be finalised within twelve months of the date of acquisition (May 3, 2004).

The final breakdown of the acquisition cost may also be different from the estimates used for the pro forma accounting statements due to the market conditions and assumptions selected to value pension schemes, which are primarily based on long-term discount rates, the expected level of inflation, the current market valuation, the general economic outlook, and the changes in agreements applicable to pensions in the Netherlands as well as KLM employees. Furthermore, the breakdown of the acquisition cost may have to be revised if the amount of the excess capitalization of pension funds currently recorded is limited by the capping rules introduced by international accounting standards (IAS 19).

(i) Reduction in the fair value of aircraft:

The estimate of the value of the aircraft has been made by independent experts based on current values given by international aeronautical guides. Based on these estimates, the value of the aircraft has been reduced by 873 million euros. The adjustment in the value of aircraft is amortized over their residual useful life. This amortization has a positive impact on the income statement, representing 14.71 million euros over the period.

The references for the market value of aircraft are expressed in US dollars in most cases. As such, the value of the KLM fleet expressed in euros may vary in light of fluctuations in the euro/dollar exchange rate.

(ii) Elimination of KLM goodwill

This adjustment reflects the operation to write off 10 million euros in historical goodwill as at April 30, 2004. The elimination of the corresponding amortization of goodwill resulted in an increase of 4 million euros on KLM’s income statement.

(iii) Fair value of land and buildings

Valuation of land and buildings at fair value led to a positive adjustment of the book value of these assets of 248 million euros. This adjustment had an impact of 71.14 million euros on the income statement, representing the additional amortization of fair value over the average residual use of these assets.

(iv) Fair value of equity interests

This reflects the adjustment to the book value of KLM’s interest in Opodo.

(v) Other payables

The impact reflects the accounting adjustments made for deferred credits relating to non-reimbursable investment subsidies, with capital gains spread over lease-back operations with no future financial counterpart. The impact (pre-tax) on pro forma income for the period from April 2003 to March 2004 represents an expense of 45 million euros, which can be broken down as a supplementary expense of 26 million euros and a supplementary financial charge of 19 million euros.

(vi) Amortization of goodwill/badwill

The as yet provisional total of goodwill amounts to 976 million euros. This is mainly the result of the adjustment to the market value of the KLM fleet (873 million euros) and recognition under “Other debtors” of the surplus of the value of the fund earmarked to cover employee pension commitments for a total of 959 million euros.

As some valuations are still in process, the badwill total is subject to adjustment during the allocation period granted to the group, which runs until the end of the fiscal year following the year of acquisition.

This is particularly the case for the surplus value of the fund earmarked to cover employee pension commitments. Accounting principles on this subject are currently being scrutinized to determine whether this total can be recorded on the balance sheet.

Pending a definitive position which will be decided when closing the annual financial statements, the group considers from a study of accounting standards that this surplus may be recognized. However, it has prudently chosen not to amortize the portion of badwill relating to the value of this surplus from the second quarter of 2004-05. An identical accounting treatment has been applied for drawing up the half-year consolidated financial statements.

The writeback from badwill therefore totals 101 million euros. (see paragraph 2.3 of the half-year consolidated financial statements).

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FIRST HALF 2004-05

Consolidated income statement

		2004	2003	2003
Half-year ended September 30,	Notes	Air France-KLM	Air France-KLM Pro forma	Air France Published
Revenues	3	9,595	8,797	6,193
External expenses	4	(5,308)	(4,852)	(3,373)
Salaries and related costs	5	(2,874)	(2,776)	(2,025)
Taxes other than income tax		(114)	(102)	(88)
Gross operating income		1,299	1,067	707

Depreciation and amortization charges	6	(794)	(802)	(604)
Operating provisions	6	(24)	(25)	(14)
Income from aircraft disposals		6	9	1
Other income and expenses		(30)	(22)	(2)
Operating income		457	227	88

Restructuring costs		—	(11)	(11)
Net financial expense	7	(116)	(44)	(6)
Income from disposals of subsidiaries and affiliates		—	12	—
Pre-tax income (loss)		341	184	71

Share in net income of equity affiliates		43	29	22
Amortization of goodwill		42	43	(8)
Consolidated pre-tax income		426	256	85

Income tax	8	(121)	(61)	(32)
Consolidated income before minority interests		305	195	53

Minority interests		(98)	(6)	(1)

Net income after minority interests		296	189	52

Net income per share (in euro)		1.14	0.70	0.24
Net income per share (in euro)	9
- undiluted		1.16	0.74	0.24
- diluted		1.16	0.74	0.24

Pro forma 2003: consolidation of the Air France group including KLM and its consolidated subsidiaries over five months, matching the method retained at September 30, 2004.

Consolidated balance sheet

	In million euros

ASSETS	Notes	September 30, 2004	March 31, 2004	March 31, 2003
		Air France-KLM	Air France Published	Air France Published
Goodwill		91	95	112
Intangible fixed assets		173	149	171
Flight equipment	10	10,679	6,951	7,284
Other property, plant, and equipment	10	1,845	955	878
Equity basis securities		550	336	316
Other investments		311	268	260
Fixed assets		13,649	8,754	9,021

Inventory and work-in-progress		394	151	220
Trade receivables		2,429	1,651	1,432
Income tax receivables		315	101	111
Other accounts receivable		1,745	494	592
Marketable securities		2,285	1,478	1,039
Cash at bank and in hand		328	330	193
Total current assets		7,496	4,205	3,587

Total		21,145	12,959	12,608

	In million euros

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	September 30, 2004	March 31, 2004	March 31, 2003
		Air France-KLM	Air France Published	Air France Published
Share capital	11	2,290	1,868	1,868
Additional paid-in capital	11	1,519	261	261
Retained earnings (accumulated deficit)	11	1,265	1,942	1,862
Translation adjustments		(6)	(9)	3
Shareholders’ equity (Group share)		5,068	4,062	3,994

Minority interests		79	23	33
Consolidated shareholders’ equity		5,1479	4,085	4,027

Provisions for liabilities and charges	12	2,225	1,039	1,095
Borrowings	13	8,080	4,380	4,147
Trade payables		1,830	1,226	1,375
Income tax liability		456	21	5
Advance ticket sales		1,446	1,008	901
Other payables		1,961	1,200	1,058
Total debt		15,9986	8,874	8,581

Total		21,145	12,959	12,608

Change in consolidated shareholders’ equity

	In million euros

Before allocation of income	Number of shares comprising common stock	Share capital	Premiums	Reserves	Treasury stock	Translation adjustments	Shareholders’ equity (Group share)	Minority interests	Consolidated shareholders’ equity
At March 31, 2002	219,780,887	1,868	261	1,813	—	19	3,961	29	3,990

Dividends paid				(28)			(28)	(2)	(30)
Treasury stock					(25)		(25)		(25)
Impact of changes in methods				(18)			(18)		(18)
Translation adjustments						(16)	(16)	(1)	(17)
Net income for the year				120			120	4	124
Change in structure							—	3	3
At March 31, 2003	219,780,887	1,868	261	1,887	(25)	3	3,994	33	4,027

Dividends paid				(17)			(17)	(3)	(20)
Treasury stock				1	7		8		8
Impact of changes in methods				(4)			(4)		(4)
Translation adjustments						(12)	(12)	(3)	(15)
Net income for the year				93			93	5	98
Change in structure							—	(9)	(9)
At March 31, 2004	219,780,887	1,868	261	1,960	(18)	(9)	4,062	23	4,085

New equity issue	49,602,631	422	346				768		768
Hive down			923	(923)			—		—
Costs for the public exchange offer			(11)				(11)		(11)
Dividends paid				(17)			(17)	(1)	(18)
Treasury stock					(33)		(33)		(33)
Translation adjustments						3	3	1	4
Net income for the period				296			296	9	305
Change in structure							—	47	47
At September 30, 2004	269,383,518	2,290	1,519	1,316	(51)	(6)	5,068	79	5,147

Consolidated cash flow statement

	In million euros

		2004	2003	Year ended March 31, 2004
Half-year ended September 30,	Notes	Air France-KLM	Air France Published	Published
Cash flow from operating activities		1,026	346	1,201

Gross operating income		1,299	707	1 318
Other income (expenses) received (paid)		(45)	(27)	(23)
Foreign exchange gains (losses)		1	2	3
Operating cash flow		1,255	682	1,298

Changes in working capital		(66)	(246)	54
Restructuring costs		(20)	(14)	(18)
Interest paid		(162)	(89)	(163)
Interest received		23	18	36
Income tax paid (received)		(4)	(5)	(6)
Cash flow from investing activities		(332)	(276)	(849)

Acquisition of subsidiaries		585	(1)	(10)
Purchase of tangible and intangible fixed assets		(1,034)	(484)	(1,269)
Disposals of subsidiaries		6	9	24
Income from disposal of tangible and intangible assets		94	186	391
Dividends received		17	14	15
Cash flow from financing activities		56	214	386

New borrowings		388	640	901
Repayment of borrowings		(148)	(294)	(345)
Repayment of capital lease obligations		(154)	(106)	(152)
Net decrease (increase) in loans		30	7	(29)
Net decrease (increase) in short-term investments		(37)	(11)	35
Dividends paid		(23)	(22)	(24)
Translation adjustments		—	(2)	(5)

Change in cash position		750	282	733

Opening cash and cash equivalents	17	1,405	672	672
Closing cash and cash equivalents	17	2,155	954	1,405

NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS FIRST HALF 2004-05

1. ACCOUNTING PRINCIPLES

The half-year consolidated financial statements have been drawn up according to the accounting principles and evaluation methods adopted for the financial statements in accordance with:

•	Regulation 99-02 of the Comité de réglementation comptable (French accounting regulation committee) on the consolidated accounts of corporations and listed companies;

•	the recommendation of the Conseil National de la Comptabilité (CNC—French national accounting board) 99.R.01, on interim accounts.

2. CHANGE IN THE BASIS FOR CONSOLIDATION, COMPARISON AND EVALUATION

2.1 Basis for consolidation

At September 30, 2004, the Group comprised 162 companies, of which 139 are fully consolidated, 3 are proportionally consolidated and 20 are consolidated using the equity method. The change in the basis for consolidation is essentially due to the integration of KLM.

As the public exchange offer closed in May 2004, the Group’s results include KLM’s results over a period of five months (May to September). At this time, the Group owned 97.1% of KLM’s common stock.

In addition, up until March 31, 2004, Servair was consolidated with a one-quarter time-lag. To make up for this time-lag, Servair was consolidated over nine months (January—September 2004) for this first half-year period. The Company also increased its interest in Servair’s capital by 3.1 points, raising its stake from 94.5% to 97.6%. This additional stock purchase had no significant impact on the consolidated accounts closed at September 30, 2004.

2.2 Comparison

To enable comparison, the pro forma consolidated income statement for September 30, 2003 was drawn up according to the same basis for consolidation and consolidation methods as those adopted for September 30, 2004. The unaudited pro forma consolidated income statement does not necessarily indicate the income of Air France-KLM which would have been achieved if the operation with KLM had effectively been concluded on the date used for the purposes of preparing the pro forma income statement.

2.3 Evaluation

Based on provisional forecasts of assets and liabilities valued at the acquisition date, the first KLM consolidation resulted in badwill of 976 million euros. This is calculated from the acquisition price of 797 million euros and a share of 1,773 million euros of shareholders’ equity acquired. Shareholders’ equity includes the adjustment to market value of the KLM fleet of (873) million euros and the booking of 959 million euros for the surplus value of funds intended to meet employee pension commitments under “Other accounts receivable”.

Some evaluations are still underway and the badwill is likely to be adjusted within the Group’s allocation period, which runs until the end of the year following the year of acquisition.

This therefore mainly regards the surplus value of funds intended to meet employee pension commitments. The accounting principle relating to this is currently under detailed analysis in order to assess whether it can be included on the balance sheet.

Until the final position is determined in the financial statements, the Group considers that the accounting standards allow for recognition of this surplus. However, it has prudently chosen not to amortize over the second quarter the portion of badwill relating to this surplus value.

The estimated value of this portion stands at 610 million euros at September 30, 2004. The impact on income, if amortized over the second quarter, would have increased the net result by 30 million euros.

The amortization period for badwill is 5 years, which is the period the Group judges to be reasonable for completion of the implementation of the intended synergies and their related costs.

Charges for the period totaled 51 million euros at September 30, 2004.

Badwill is booked under “Provisions for liabilities and charges” on the liabilities balance sheet.

3. SECTOR-BASED INFORMATION

3.1 Information by sector of activity

	In million euros

Half-year ended September 30,	2004		2003 pro forma		2003
	Revenues	Operating income	Revenues	Operating income	Revenues	Operating income
			Pro forma
Passenger	7,597	349	6,956	147	5,166	68
Cargo	1,147	13	1,072	3	692	(8)
Maintenance	377	26	362	37	263	34
Other	474	69	407	40	72	(6)
Total	9,595	457	8,797	227	6,193	88

Consolidated revenues for the first half of the year totaled 9.6 billion euros, representing an increase of 9.1% on the previous pro forma first half. This increase was generated by all activity sectors, particularly passenger and cargo.

Operating income rose from 230 to 457 million euros compared with 227 million euros at September 30, 2003. All activities made a positive contribution to this result, with the passenger activity seeing strong growth, up from 147 million euros at September 30, 2003 to 349 million.

3.2 Analysis of revenues by geographical area of sale

	In million euros
Half-year ended	Europe North Africa		West Indies Caribbean French Guiana Indian Ocean			Africa and Middle East		Americas Polynesia		Asia New Caledonia		Total
September 30, 2004 (Air France—KLM)
Scheduled passenger	4,686	(65.8)%	200	(2.8)%		514	(7.2)%	1,102	(15.5)%	616	(8.7)%	7,118
Other passenger revenues	344	(71.8)%	21	(4.4)%		23	(4.8)%	44	(9.2)%	47	(9.8)%	479
Passenger activity	5,030	(66.2)%	221	(2.9)%		537	(7.1)%	1,146	(15.1)%	663	(8.7)%	7,597

Scheduled cargo	511	(48.1)%	22	(2.1)%		72	(6.8)%	120	(11.3)%	337	(31.7)%	1,062
Other cargo revenues	60	(70.6)%	3	(3.5)%		3	(3.5)%	9	(10.6)%	10	(11.8)%	85
Cargo	571	(49.8)%	25	(2.2)%		75	(6.5)%	129	(11.2)%	347	(30.3)%	1,147

Maintenance	373	(98.9)%	—	—		—	—	—	—	4	(1.1)%	377
Other	455	(96.0)%	12	(2.5)%		7	(1.5)%	—	—	—	—	474

Total	6,429	(66.9)%	258	(2.7)%		619	(6.5)%	1,275	(13.3)%	1,014	(10.6)%	9,595

September 30, 2003 (Air France—KLM pro forma)
Scheduled passenger	4,328	(66.3)%	233	(3.6)%	0	475	(7.3)%	971	(14.9)%	516	(7.9)%	6,523
Other passenger revenues	343	(79.3)%	14	(3.2)%	0	21	(4.8)%	34	(7.9)%	21	(4.8)%	433
Passenger activity	4,671	(67.2)%	247	(3.6)%	—	496	(7.1)%	1,005	(14.4)%	537	(7.7)%	6,956

Scheduled cargo	494	(50.4)%	21	(2.1)%	0	72	(7.3)%	113	(11.5)%	282	(28.7)%	982
Other cargo revenues	49	(54.4)%	5	(5.6)%	0	5	(5.6)%	18	(20.0)%	13	(14.4)%	90
Cargo	543	(50.7)%	26	(2.4)%	—	77	(7.2)%	131	(12.2)%	295	(27.5)%	1,072

Maintenance	359	(99.2)%	—	—	—	—	—	—	—	3	(0.8)%	362
Other	399	(98.1)%	7	(1.7)%	—	1	(0.2)%	—	—	—	—	407

Total	5,972	(67.9)%	280	(3.2)%	—	574	(6.5)%	1,136	(12.9)%	835	(9.5)%	8,797

September 30, 2003 (Air France published)
Scheduled passenger	3,278	(68.6)%	209	(4.4)%	0	310	(6.5)%	660	(13.8)%	322	(6.7)%	4,779
Other passenger revenues	310	(80.1)%	14	(3.6)%	0	18	(4.7)%	28	(7.2)%	17	(4.4)%	387
Passenger activity	3,588	(69.5)%	223	(4.3)%	—	328	(6.3)%	688	(13.3)%	339	(6.6)%	5,166

Scheduled cargo	328	(53.3)%	20	(3.3)%	0	46	(7.5)%	67	(10.9)%	154	(25.0)%	615
Other cargo revenues	43	(55.8)%	5	(6.5)%	0	4	(5.2)%	16	(20.8)%	9	(11.7)%	77
Cargo	371	(53.6)%	25	(3.6)%	—	50	(7.2)%	83	(12.0)%	163	(23.6)%	692

Maintenance	260	(98.9)%	—	—	—	—	—	—	—	3	(1.1)%	263
Other	64	(88.9)%	7	(9.7)%	—	1	(1.4)%	—	—	—	—	72

Total	4,283	(69.2)%	255	(4.1)%	—	379	(6.1)%	771	(12.4)%	505	(8.2)%	6,193

Changes in revenues have been compared according to geographical areas of sale; accordingly, pro forma trends show Asia’s share has increased by 1.1 point and America’s share by 0.4 point, whereas Africa-Middle East was stable and Europe and the West Indies-Caribbean-Indian Ocean fell by 1 and 0.5 point respectively.

3.3 Analysis of air transport revenues by geographical area of destination

											In million euros

Half-year ended	Europe North Africa		West Indies Caribbean French Guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
September 30, 2004 (Air France—KLM)
Scheduled passenger	3,058	(42.9)%	538	(7.6)%	934	(13.1)%	1,570	(22.1)%	1,018	(14.3)%	7,118
Scheduled cargo	96	(9.0)%	87	(8.2)%	133	(12.5)%	297	(28.0)%	449	(42.3)%	1,062
Total	3,154	(3638.7)%	625	(7.6)%	1,067	(13.0)%	1,867	(22.8)%	1,467	(17.9)%	8,180

September 30, 2003 (Air France—KLM—pro forma)
Scheduled passenger	2,893	(44.4)%	626	(9.6)%	834	(12.8)%	1,418	(21.7)%	752	(11.5)%	6,523
Scheduled cargo	99	(10.1)%	82	(8.4)%	120	(12.2)%	277	(28.2)%	404	(41.1)%	982
Total	2,992	(39.9)%	708	(9.4)%	954	(12.7)%	1,695	(22.6)%	1,156	(15.4)%	7,505

September 30, 2003 (Air France published)
Scheduled passenger	2,273	(47.5)%	536	(11.2)%	524	(11.0)%	994	(20.8)%	452	(9.5)%	4,779
Scheduled cargo	88	(14.4)%	75	(12.2)%	74	(12.0)%	170	(27.6)%	208	(33.8)%	615
Total	2,361	(43.8)%	611	(11.3)%	598	(11.1)%	1,164	(21.6)%	660	(12.2)%	5,394

Similarly, the revenues for each network have seen different levels of performance. Asia’s share of revenues rose 2.5 points and Africa-Middle East gained 0.34 points, while the share of markets in the West Indies-Caribbean-Indian Ocean, Europe and the Americas fell by 1.8 points, 1.2 points, and 0.2 points respectively.

4. EXTERNAL EXPENSES

	In million euros

Half-year ended September 30	2004	2003 Pro forma	2003 Published	Change
Aircraft fuel	1,248	985	657	26.7%
Chartering costs	268	237	193	13.1%
Aircraft operating lease charges	316	312	239	1.3%
Landing fees and en route charges	736	680	454	8.2%
Catering	210	191	154	9.9%
Handling charges and other operating costs	538	533	379	0.9%
Aircraft maintenance costs	321	300	186	7.0%
Commercial and distribution costs	730	725	533	0.7%
Other external expenses	941	889	578	5.8%

Total	5,308	4,852	3,373	9.4%

Excluding fuel	4,060	3,867	2,716	5.0%

External expenses were up 9.4% at September 30, 2004, increasing from 4.85 billion euros to 5.30 billion euros. This change, which is close to the growth in the Group’s available seats (+9.6% in EASK), is primarily due to fuel costs, which rose significantly because of the surge in oil prices. Excluding fuel, the growth in external expenses was limited to 5.0%.

Aircraft charters rose 13.1% to 268 million euros at September 30, 2004, up from 237 million euros in the previous half due to increased code sharing with some of our partners (Korean Air, Japan Airlines, Vietnam Airlines, etc.), and the implementation of Air France’s new “Dedicate” product.

5. PERSONNEL COSTS AND WORKFORCE

5.1 Salaries and related costs

	In million euros

Half-year ended September 30	2004	2003 Pro forma	2003	Change
By cost category

Wages and salaries	2,185	2,135	1,511	2.3%
Pension contributions	198	194	118	2.1%
Social security contributions	537	506	431	6.1%
Transferred expenses	(46)	(59)	(35)	-22.0%

Total	2,874	2,776	2,025	3.5%

By region

France	1,992	1,900	1,899	4.8%
French overseas territories (TOM)	5	5	5	0.0%
Other countries	877	871	121	0.7%

Total	2,874	2,776	2,025	3.5%

Personnel costs totaled 2.87 billion euros versus 2.78 billion euros at September 30, 2003, representing an increase of 3.5% in personnel on a constant structural basis and a 1.1% reduction with a workforce down to 102,607 employees. This increase is primarily the result of a reduction in the allowances for social costs that had been granted for the changeover to the 35-hour working week in France.

5.2 Average headcount

Half-year ended September 30	2004	2003 Pro forma	2003 Published	Change
Total	102,607	103,796	71,855	-1.1%

Flight deck crew	7,792	7,804	5,012	-0.2%
Cabin crew	19,941	20,102	13,242	-0.8%
Groundstaff	74,874	75,890	53,601	-1.3%

Managers	12,975	12,737	9,138	1.9%
Supervisors and technicians	29,245	29,135	20,699	0.4%
Other staff	32,654	34,018	23,764	-4.0%
Online flight crew	26,078	26,153	17,295	-0.3%
Instructors	993	1,065	646	-6.8%
Managers	662	688	313	-3.8%

The headcount is the weighted average number of employees by hours worked.

6. DEPRECIATION AND AMORTIZATION

	In million euros

Half-year ended September 30	2004	2003 Pro forma	2003 Published	Change
Net charge to depreciation/amortization	794	802	604	-1.0%
- Intangible fixed assets	24	24	18	0.0%
- Flight equipment	656	669	514	-1.9%
- Other property, plant, and equipment	114	109	72	4.6%
Net charge to operating provisions	24	25	14	—

- Tangible and intangible fixed assets	—	(4)	(6)	—
- Inventories	1	2	2	—
- Trade receivables	1	5	5	—
- Liabilities and charges	22	22	13	—

Total	818	827	618	-1.1%

7. NET FINANCIAL EXPENSES

Half-year ended September 30	2004	2003 Published(1)	Change
Financial expenses	(145)	(71)	104.2%
- Loan interest	(62)	(48)	29.2%
- Lease interest	(73)	(28)	160.7%
- Capitalized interest	13	10	30.0%
- Other financial expenses	(23)	(5)	360.0%
Financial income	66	20	230.0%

- Interest on securities	3	1	200.0%
- Net gains on securities	16	12	33.3%
- Other financial income	47	7	571.4%
Net charges	(79)	(51)	54.9%

Foreign exchange losses, net	(14)	25	—
Net (charge to) release from provisions	(23)	20	—

Total	(116)	(6)	—

(1)	On a constant structural basis

A rate of 3.67% was used to determine the amount of capitalized interest for the half-year ended September 30, 2004.

Foreign exchange losses for the period include an unrealized net loss of 12 million euros (compared with a net gain of 23 million euros at September 30, 2003).

“Other financial products” includes a capital gain of 27.6 million euros from the financing contract for an Air France plane. The realization of this capital gain and its exact amount were subject to the conclusion of a final agreement between Air France and the financial institution at a date close to the final loan repayment. The final agreement was concluded on July 21, 2004.

“Other financial products” also includes dividends received form non-consolidated companies in the amount of 5 million euros for the half-year ended September 30, 2004 (3 million euros for the half-year ended September 30, 2003).

8. INCOME TAX

In million euros

Half-year ended September 30	2004	2003(1)
Current tax charge	(3)	(3)
Deferred tax credit (Charge)	(118)	(29)
Total tax credit (Charge)	(121)	(32)

(1)	On a constant structural basis

Net tax assets are restricted according to the capacity of each tax entity to recover its assets in the near future.

9. EARNINGS PER SHARE

		In shares

Half-year ended September 30	2004	2003
Weighted average number of shares
- ordinary shares issued	260,438,781	219,780,887
- treasury stock held for stock option schemes	(3,685,758)	(1,249,464)
- treasury stock held for share buy-back program	(1,863,037)	(1,621,935)

Number of shares used to calculate basic earnings per share	254,889,986	216,909,488
Number of shares used to calculate diluted earnings per share	254,889,986	216,909,488

As the exercise price for the equity warrants for new or existing shares was set at 20 euros, they were not included when calculating the level of diluted earnings per share.

The income used to calculate earnings per share can be broken down as follows:

Half-year ended September 30	2004	2003
	In million euros
Income used to calculate basic net earnings per share (Group share)	296	52
Income used to calculate diluted earnings per share	296	52

	In Euro
Undiluted net earnings per share	1.16	0.24
Diluted net earnings per share	1.16	0.24

10. TANGIBLE FIXED ASSETS

In million euros

	September 30, 2004			March 31, 2004
	Gross value	Amortizations and provisions	Net book value	Gross value	Amortizations and provisions	Net book value
Aircraft	9,841	4,482	5,359	7,688	3,463	4,225
Leased aircraft	5,513	2,201	3,312	2,060	689	1,371
Other	2,797	789	2,008	1,791	436	1,355
Flight equipment	18,151	7,472	10,679	11,539	4,588	6,951

Land and buildings	2,226	1,093	1,133	1,165	640	525
Equipment and fittings	1,170	873	297	594	436	158
Other	995	580	415	757	485	272
Other tangible fixed assets	4,391	2,546	1,845	2,516	1,561	955

Total	22,542	10,018	12,524	14,055	6,149	7,906

The net value of aircraft acquired subject to a reservation of ownership clause came to a total of 379 million euros at September 30, 2004 (358 million euros at March 31, 2004).

The net value of other property, plant, and equipment financed under capital lease agreements came to 165 million euros at September 30, 2004 (172 million euros at March 31, 2004).

11. SHAREHOLDERS’ EQUITY

The public exchange offer for KLM shares to Air France-KLM stock was completed in May 2004. 49,602,631 new shares were issued, representing a capital increase of 422 million euros, with an issue premium of 346 million euros, against which are booked costs of (11) million euros for the public exchange offer. At September 30, 2004, Air France-KLM’s capital was made up of 269,383,518 shares, with each share entitled to one vote.

With an income at 296 million euros, paid dividends of (17) million euros, and accounting for the acquisition cost in the period of treasury stock for (33) million euros, shareholders’ equity (Group share) amounted to 5,068 million euros.

11.1 Breakdown of stock and voting rights

In %

	At September 30, 2004		At March 31, 2004
	Capital	Voting rights	Capital	Voting rights
French state	44.1	45.3	54.0	54.6
Current and former employees(1)	9.4	9.7	12.8	12.9
Group treasury stock(2)	2.8	—	1.1	—
Public	43.7	45.0	32.1	32.5
Total	100	100	100	100

(1)	Current and former employees identified in funds or by a Sicovam code.
(2)	The Combined Shareholders’ Meeting on September 28, 1999 voted to adopt a plan for purchasing the Company’s own shares in order to provide its flight deck crew with incentive plans for up to 3,525,000 shares. For this purpose, Air France acquired 1,249,464 of its own shares during the year ended March 31, 2000.

11.2 Retained earnings (accumulated deficit)

	In million euros

	Sept. 30, 2004	March 31, 2004
Distributable reserves	—	366

Treasury stock	(51)	(18)
Other reserves	1,020	1,501
Net income—after minority interests	296	93
Total	1,265	1,942

The item “Distributable reserves” at September 30, 2004 corresponds to that of Air France-KLM (March 31, 2004: Air France), the holding company for Air France and KLM shares.

Other reserves include the aggregate results of consolidated subsidiaries.

11.3 Treasury stock

At September 30, 2004, the Air France-KLM group held 3,078,165 of its own shares in connection with stock option schemes. These shares are booked as “Other marketable securities”. In addition, the Air France-KLM group holds 4,460,893 of its own shares (1.66% of the capital) without any specific allocation as of this date. These shares are deducted from reserves.

11.4 Other securities giving access to the share capital

Further to the Public Exchange Offer, 45,093,299 equity warrants were issued for new or existing shares (Bons d’Acquisition and or Souscription d’Actions, BASA). Three BASAs will entitle holders to purchase and/or subscribe for two new or existing Air France-KLM shares, with a par value of 8.50 euros and an exercise price of 20 euros per Air France-KLM share. At any time during a 24-month period beginning November 2005 and at the company’s discretion, BASA holders will be able to obtain new or existing shares in exchange for the BASAs. The maximum potential increase in the shareholders’ equity of Air France-KLM is 601 million euros.

12. PROVISIONS FOR LIABILITIES AND CHARGES

	In million euros

	September 30, 2004	March 31, 2004
Provisions for pensions and termination payments on retirement(1)	806	636
Provisions for restitution of aircraft under operating leases	323	275
Restructuring provisions	49	13
Provisions for third-party disputes	22	23
Other provisions for liabilities and charges	100	92
Badwill(2)	925	—
Total	2,225	1,039

Of which short-term	333	261

(1)	French Law 2003-775 of August 21, 2003 amended the pension rules that stipulated, in particular, the impossibility of retirement before age 65 or retirement subject to a minimum number of vested quarters between the ages of 60 and 65.

As a result of the privatization of Air France on May 5, 2004, the current statutory regulations will have to be adapted to harmonize with the ordinary law regulations.

All employees are eligible for a statutory retirement indemnity calculated on the basis of seniority, which may be allocated on or after the age of 60.

Cabin crew are also eligible for a special retirement indemnity available under certain conditions on or after the age of 50.

Air France has a period of two years in which to sign a sector agreement as required by the implementation of the pensions reform law.

In the event that this agreement is not signed, the service termination indemnity, if it is maintained as is (retirement at age 60), may be awarded only in cases of voluntary retirement and would, as a result, be subject to social security taxes.

If there is a change in the rules, the impact of this provision would generate an additional cost to the annual charge.

Moreover, as regards flight deck and cabin crew, under the regulations pilots must retire at age 60 and cabin crew at age 55.

Law 2004-734 of July 26, 2004 relative to air carriers, does not change the age for retirement, but may change the type of lay-off classified in the past as a “case of force majeure”, if reclassification of ground staff fails.

This type of lay-off, which derives from a government action, is not normally subject to the Delalande tax.

If this is not the case, the impact of this additional cost would be booked as an actuarial variance and spread over the average residual period of the employee’s term of employment.

To date, Air France does not have sufficiently detailed work data and assumptions to allow it to calculate the impact that these new provisions may have on commitments to employees.

Furthermore, Air France is confident of successful negotiations leading to the conclusion of a sector agreement.

(2)	Notes to this entry can be found under “2.3 Evaluation”

13. FINANCIAL DEBT

		In million euros

	September 30, 2004	March 31, 2004
Perpetual subordinated loan stock	580	116
Bonds	—	18
Capital-lease obligations	4,036	1,453
Other long-term loans	3,115	2,461
Accrued interest payable	102	43
Bond redemption premiums	—	—
Long-term financial debt(1)	7,833	4,091

Borrowings with short-term original maturities
Commercial paper	20	—
Short-term bank finance and similar facilities	227	289
Short-term financial debt	247	289
Total financial debt	8,080	4,380
(1) of which, less than one year	798	429

The change in financial liabilities is primarily linked to the change in the basis for consolidation.

The Group has a revolving multi-currency syndicated credit line for one billion euros that is scheduled to mature in August 2006 and had not been used at September 30, 2004. The Group also has 50 million euros in medium-term credit lines (with 22 million euros drawn as at September 30, 2004) that are scheduled to mature between October 2004 and October 2006.

13.1 Analysis by currency

	In million euros

	September 30, 2004	March 31, 2004
EUR	6,678	3,720
USD	760	366
CHF	278	—
JPY	28	—
GBP	85	—
Other	4	5
Total	7,833	4,091

14. LEASE COMMITMENTS

14.1 Finance leases

	In million euros

	September 30, 2004	March 31, 2004
Aircraft	4,199	1,439
Buildings	223	230
Equipment	2	3
Total	4,424	1,672

*	amounts not updated

14.2 Operating leases

		In million euros

	September 30, 2004	March 31, 2004 Published
Aircraft	3,179	2,287

amounts not updated

15. FLIGHT EQUIPMENT ORDERS

The due dates for firm orders for aeronautical equipment breaks down as follows:

	In million euros

	September 30, 2004	March 31, 2004 Published
Y +1	727	779
Y +2	763	839
Y +3	757	332
Y +4	253	375
Y + 5	354	590
> 5 years	250	261
Total	3,104	3,176

These commitments relate to amounts in USD, which were converted into euros at the exchange rate at September 30, 2004 and March 31, 2004.

Air France sub-group

Air France’s order books with Airbus and Boeing did not see any major changes over the first half of 2004-05. Since no new orders were made and no options were taken up, of the 40 aircraft that had been ordered at the end of March 2004, 32 remained on the order book at the end of September 2004, this reduction reflecting the delivery of aircraft as planned for existing orders and the decision taken in the fall of 2003 to postpone deliveries (this. operation concerned two A330-200 and four medium-haul aircraft and aimed to adjust changes in capacity in line with the reduction in traffic as a result of the war in Iraq and the SARS epidemic).

Medium-haul

One A318 was added in April 2004, bringing the Airbus A318 fleet operated up to six planes in the summer of 2004; the other changes concerned the four aircraft included in the postponed operation: one A321, one A319 and two A320, which all entered into service over the period from April 2004 to July 2004.

Long-haul

The first B777-300ER were delivered during the period. At the end of September 2004, Air France was running a fleet of four aircraft, with two owned by the Company and two on operating leases. This new long-haul model is an extended version of the B777-200ER, of which Air France already operates a fleet of 25 aircraft.

The consolidated financial statements at September 30, 2004 include an Airbus A330-200. This aircraft is accounted for by Nogues, a company created specifically in connection with the postponed deliveries described above, and which is consolidated in the financial statements at September 30, 2004.

Regional fleet

Air France’s firm orders include two CRJ700 and eight Embraer145.

KLM sub-group

KLM’s order books include commitments to Boeing and Airbus.

Medium-haul

At the end of September 2004, KLM had one firm order for a B737 and 13 options on the same model.

Long-haul

KLM’s order book includes one B777-200ER, which will be delivered in December 2004, and six A330-200, the first of which is scheduled to be delivered in August 2005.

Regional fleet

The KLM group is also committed to acquiring a Fokker 70.

These commitments concern the following types of aircraft:

Aircraft		Year of delivery	N + 1	N + 2	N + 3	N + 4	N + 5	Over 5 years
A 318	At Sep 30, 2004	Firm orders options	3 —	4 —	2 5	— 2	— —	— —
	At Mar 31, 2004	Firm orders options	4 —	3 —	3 5	— 2	— —	— 3

A 319	At Sep 30, 2004	Firm orders options	1 —	1 —	— —	— —	— —	— —
	At Mar 31, 2004	Firm orders options	1 —	2 —	— —	— —	— —	— —

A 320	At Sep 30, 2004	Firm orders options	— —	— —	— 2	— 1	— —	— —
	At Mar 31, 2004	Firm orders options	2 —	— —	— —	— —	— —	— —

A 321	At Sep 30, 2004	Firm orders options	— —	— —	— —	— —	— —	— —
	At Mar 31, 2004	Firm orders options	1 —	— —	— —	— —	— —	— —

A 330	At Sep 30, 2004	Firm orders options	2 —	4 —	2 2	— 1	— —	— —
	At Mar 31, 2004	Firm orders options	— —	3 1	— 2	— 2	— —	— 1

A 380	At Sep 30, 2004	Firm orders options	— —	— —	3 —	2 —	3 1	2 3
	At Mar 31, 2004	Firm orders options	— —	— —	— —	3 —	5 2	2 2

B 737	At Sep 30, 2004	Firm orders options	1 —	1 2	— 7	— 2	— 2	— —
	At Mar 31, 2004	Firm orders	—	—	—	—	—	—

B 747	At Sep 30, 2004	Firm orders options	1 —	— —	— —	— —	— —	— —
	At Mar 31, 2004	Firm orders	—	1	—	—	—	—

B 777	At Sep 30, 2004	Firm orders options	3 —	3 —	3 3	— 3	— 4	— —
	At Mar 31, 2004	Firm orders	3	5	2	—	—	—

Embraer 145	At Sep 30, 2004	Firm orders options	1 —	5 —	2 —	— —	— —	— —
	At Mar 31, 2004	Firm orders	1	5	2	—	—	—

CRJ 700	At Sep 30, 2004	Firm orders options	2 —	— —	— —	2 —	— —	1 —
	At Mar 31, 2004	Firm orders options	1 —	1 —	— —	— —	— —	— —

Fokker 70	At Sep 30, 2004	Firm orders options	1 —	— —	— —	— —	— —	— —
	At Mar 31, 2004	Firm orders options	— —	— —	— —	— —	— —	— —

16. DISPUTES AND LAWSUITS

To the best of the company’s knowledge, there are no other disputes, arbitrations or exceptional events that could have or have had in the recent past a significant impact on the financial position, earnings, business or holdings of the Group.

Hall dispute

In June 2000, several travel agents in the state of North Carolina in the USA and their professional association (Association of Retail Travel Agents) filed a suit with a North Carolina Federal Court against several major American airlines for collusion, following a reduction in commissions paid to agents by these companies for the issue of tickets in 1999.

In 2002, these same travel agents gradually drew three leading European airlines, including Air France and KLM, into the proceedings.

The case filed by the travel agents was recognized as a class action suit by the court hearing the case.

The amount of damages claimed jointly and severally against the airlines for the alleged losses comes to a total of 17,500,000,000 dollars. This amount could be tripled under US legislation governing collusion.

Air France and KLM believe that the collusion charge is unfounded and will seek its dismissal before the ruling court.

In the ruling handed down on October 30, 2003, the Court dismissed the travel agents’ claims and cleared all the US and European airlines involved in the suit.

The plaintiffs have appealed against this decision before the Court of Richmond (Virginia) and it is expected to give its verdict early in 2005.

No provisions have been booked in connection with this case.

TAM Travel dispute

A certain number of travel agents that were initially plaintiffs in the Hall case decided to sue individually in another Federal Court. This dispute is identical to the Hall case.

Under US Federal law, the case has been assigned to an Ohio Court, which, in a pre-trial ruling handed down on May 3, 2004, dismissed the motion of the airlines to stay this case until the appeal in the Hall case had been decided. As a consequence, this case is continuing in the Ohio Court.

No provisions have been booked in connection with this case.

Dispute between Servair and its employees

During 2000 and early 2001, a considerable number of Servair employees initiated industrial tribunal proceedings for a salary review. According to the claimants, mealtimes at the company’s restaurant should be seen as a period in which the employee is answerable to the employer and should therefore be compensated in the same way as work time. Servair took the contrary view that mealtimes represented an interruption of work time and did not therefore give rise to compensation. In a ruling on November 8, 2001 that has become definitive, the Court of Appeal upheld Servair’s position. Other lawsuits representing a total of 377 individual claims are still pending at the industrial tribunal. In a judgment dated October 29, 2004, the tribunal set aside an action instigated by some thirty employees. Servair has not established any provisions for these lawsuits.

Security lawsuit in the United States

Certain beneficiaries of victims of the terrorist attacks on September 11, 2001 filed a lawsuit in New York at the end of 2003 against all the airlines operating flights out of the Newark, Washington and Boston airports, from which the planes used for the attacks took off, alleging that these airlines, like the airport authorities, had been negligent in their choice of companies and people to manage airport security.

In 2004, the Court decided to remove Air France from the lawsuit, thus ending the Company’s involvement in this case.

17. CASH AND CASH EQUIVALENTS

	In million euros

	September 30, 2004	March 31, 2004
Cash at bank and in hand	328	330
Cash equivalents	2,054	1,364
Short-term bank finance and similar facilities	(227)	(289)

Cash and cash equivalents	2,155	1,405

The figures given for cash equivalents here do not include marketable securities that cover more than a three-month period on acquisition or involve a significant risk of changes in values.

18. OTHER COMMITMENTS

18.1 Pledges and real sureties

The Group’s pledges and real sureties were as follows at September 30, 2004:

					In million euros
	Pledge start date	Pledge due date	Amount of the asset pledged	Balance sheet total (NBV)	Corresponding %

Intangible assets	—	—	—	264	—
Property, plant and equipment	July 1996	March 2016	1,911	12,524	15.3%
Long-term financial investments	—	—	—	971	—
			1,911	13,759	13.9%

The information given above does not omit the existence of a significant off-balance sheet commitment in accordance with the accounting standards applicable to the Group.

COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2004

1. Results for the first half ended September 30, 2004

Air France, which became Air France-KLM, launched a public exchange offer for the shares of KLM in May 2004.

Following this offer and the additional acquisitions made during the six-month period, the stake in KLM rose to 97.11% at September 30, 2004.

The basis for the consolidation of the Air France-KLM group includes KLM and its consolidated subsidiaries, which have been fully consolidated since May 2004 (five months of activity).

To make it possible to compare data, a set of pro forma consolidated financial statements were drawn up at September 30, 2003 based on a consolidation scope that was identical to that used at September 30, 2004.

The restatement of the KLM accounts for the first half according to French standards and accounting for the acquisition price had a positive impact of 34 million euros on operating income (30 million euros at September 30, 2003) and 68 million euros on net income (63 million euros at September 30, 2003), including 51 million euros of goodwill.

Fiscal 2004-05	First half ended September 30
(in €m)	2004	2003 pro forma	Variation	2003 published
Revenues	9,595	8,797	9.1%	6,193
Gross operating income before operating leases	1,615	1,379	17.1%	946
Operating income before aircraft disposals	451	218	106.9%	87
Aeronautical and financial disposals	6	9	N/A	1
Pre-tax net income	426	256	66.4%	85
Net income after minority interests	296	189	56.6%	52
Net earnings per share (in €)	1.14			0.24

1.1. Revenues

Consolidated revenues for the first half of the year totaled 9.6 billion euros, up 9.1% on revenues for the previous pro forma first-half.

This increase was generated by all activity sectors and more specifically the passenger and cargo businesses.

1.2. Income and expenses

Operating expenses rose 6.6% over the first half of the year, up from 8.57 billion euros to 9.14 billion. This change, although lower than the rise in revenues, primarily reflects fuel costs, which jumped significantly on account of rising oil prices.

Group unit costs in equivalent available seat-kilometers (EASK) are down 3.1% and 4.9% at constant currency and oil prices.

External expenses were up 9.4% at September 30, 2004, rising from 4.85 billion euros to 5.30 billion euros, reflecting the increase in oil prices discussed above.

The details of this item are given below:

	First half ended September 30
In million euros	2004	2003 pro forma	Variation as %
Aircraft fuel	1,248	985	26.7%
Chartering costs	268	237	13.1%
Aircraft operating lease costs	316	312	1.3%
Landing fees and en route charges	736	680	8.2%
Catering	210	191	9.9%
Handling charges and other operating costs	538	533	0.9%
Aircraft maintenance costs	321	300	7.0%
Commercial and distribution costs	730	725	0.7%
Other external expenses	941	889	5.8%
Total	5,308	4,852	9.4%

Aircraft fuel

The fuel item was up 26.7% to 1,248 million euros at September 30, 2004 compared with 985 million at September 30, 2003. Options and hedges represented a gain of 150 million euros.

This increase was primarily due to a 7% increase in volumes, a 38% rise in oil prices, a favorable currency impact of 7% and hedging gains of 11%.

Chartering costs

These costs rose 13.1% from 237 million euros in the preceding half-year to 268 million euros at September 30, 2004 as a result of the increased use of code-sharing with certain partners (Korean Air, Japan Airlines, Vietnam Airlines) driven notably by the introduction of the new Air France “Dedicate” product.

Aircraft operating lease costs

Operating lease payments remained stable, at 316 million euros versus 312 million euros at September 30, 2003.

Landing fees and en route charges

Aircraft fees rose 8.2% to 736 million euros, up from 680 million euros at September 30, 2003. This change reflects the increase in route fees in the Africa region and landing fees in Africa and France.

Catering

Catering costs rose 9.9% to 210 million euros (191 million at September 30, 2003) factoring in the impacts of the increase in the number of paying passengers.

Handling charges and other operating costs

Handling charges and other operating costs were up slightly (less than 1%) to 538 million euros, reflecting the first impacts of the synergies expected on the cooperation between Air France and KLM.

Aircraft maintenance costs

These costs totaled 321 million euros, up 7.0% on the period ended September 30, 2003.

Commercial and distribution costs

Sales and distribution costs came to 730 million euros, representing a slight increase of 0.7% (725 million at September 30, 2003), with increased revenue offset by the fall in commissions.

Other external expenses

Other expenses totaled 941 million euros at September 30, 2004, up from 889 million at September 30, 2003.

Personnel costs came to 2.87 billion euros compared with 2.77 billion euros at September 30, 2003, representing an increase of 3.5% in personnel on a constant structural basis and a 1.1% reduction with a workforce of 102,607 employees. This increase is primarily the result of a reduction in the allowances for social costs that had been granted in connection with the changeover to the 35-hour working week in France.

Other taxes totaled 114 million euros.

Gross operating income before operating leases came to 1.61 billion euros, up from 1.38 billion euros at September 30, 2003, representing an increase of 17.1%.

Gross operating income totaled 1,299 million euros at September 30, 2004, up 21.7% from 1,067 million euros at September 30, 2003.

Depreciation, amortization and provisions remained stable at 818 million euros at September 30, 2004 compared with 827 million euros at September 30, 2003.

Operating income rose 230 million euros to 457 million euros, up from 227 million euros at September 30, 2003.

The breakdown of revenues and operating income by activity is as follows:

Half-year ended	September 30, 2004		September 30, 2003
(in €m)	Revenues	Operating income	Revenues		Operating income
			Pro forma	Published	Pro forma	Published
Passenger	7,597	349	6,956	5,166	147	68
Cargo	1,147	13	1,072	692	3	-8
Maintenance	377	26	362	263	37	34
Other	474	69	407	72	40	-6
Total	9,595	457	8,797	6,193	227	88

Net financial charges came to 116 million euros at September 30, 2004, down 72 million euros from the same period in 2003, primarily due to currency effects and financial provisions.

Consolidated pre-tax income totaled 341 million euros at September 30, 2004, up from 184 million euros at September 30, 2003, representing a substantial improvement of 157 million euros.

The share in the income of equity affiliates rose to 43 million euros at September 30, 2004, up from 29 million euros at September 30, 2003.

Amortization of goodwill remained stable in relation to the previous first half at 42 million euros at September 30, 2004. This positive amount was primarily due to the write-back on the badwill amortized over a 5-year period and recognized on first consolidation of KLM.

The tax charge came out at 121 million euros compared with 61 million euros at September 30, 2003, giving an effective tax rate of 35.5% versus 33.3% for the previous six-month period.

Consolidated net income after minority interests rose to 296 million euros at September 30, 2004 compared with 189 million at September 30, 2003. This result can be broken down as follows: a 95 million euro contribution for the first quarter (46 million for the corresponding prior period) and 201 million euros for the second quarter (143 million for the second quarter the previous year).

Air France-KLM parent company financial results

The combination agreements signed by Air France and KLM stipulated that the Group would be made up of a joint Air France–KLM holding company that would house the two operational companies: Air France and KLM. The Company transferred all of its assets and liabilities (with the exception of Alitalia and KLM securities) over to a newly incorporated company entitled Air France. The contribution operations were approved at the Shareholders’ Meeting on September 15, 2004.

As a holding company, the Company does not have any operational activities. The only costs recorded over the period were those related to the combination with KLM.

ADDITIONAL INFORMATION

History

Air France

1933:	Air France is born out of the combination of five French airlines.

1945:	Air France is nationalized.

1946:	The Paris-New York service is inaugurated with a DC4 and a flight time of 23 hours and 45 minutes.

1959-1960:	The first Caravelle and Boeing 707 aircraft are brought into service, with the latter model reducing the time of the Paris-New York service to 8 hours.

1976:	Concorde is commissioned, first on the Paris-Rio, Paris-Caracas and Paris-Washington routes and then Paris-New York the following year, connecting the two cities in 3 hours and 45 minutes.

1990:	The Company acquires UTA, founded in 1963.

1992:	Air France and UTA merge, giving Air France a 72% stake in Air Inter after combining its own interest in this company with that of UTA.

1996:	Air Inter becomes Air France Europe.

1997:	Air France Europe is merged with Air France.

1999:	Air France is successfully floated, with the participation of 2.4 million private individuals, international institutional investors and 72% of staff. Air France is listed on the Monthly Settlement Market for the first time on February 22, 1999.

2000:	SkyTeam and SkyTeam Cargo are launched. Air France is a founding member of these alliances alongside Aeromexico, Delta and Korean. The regional division is created following the acquisition of Régionale Airlines, Flandre Air, Porteus, Brit Air and CityJet.

2001:	The “Open Sky” agreement is concluded between France and the US. Alitalia and CSA join the SkyTeam.

2002:	SkyTeam is the only alliance in the world to benefit from anti-trust immunity on its transatlantic and transpacific flights.

2003:	Air France celebrates its 70th anniversary.

2004:	The Air France-KLM group is created, cementing its position as the European air transport market leader. The Company is privatized following the transfer of the majority of its shares to the private sector as a result of the public exchange offer on KLM.

KLM

1919:	KLM is founded as the royal Dutch airline for the Netherlands and its Colonies.

1924:	KLM runs its first intercontinental flight from Amsterdam to Jakarta (formerly Batavia). The flight time is 55 days.

1934:	KLM offers its first transatlantic service from Amsterdam to Curaçao using a FokkerFXVIII Snip.

1946:	KLM inaugurates a regular service between Amsterdam and New York.

1958:	KLM completes its first flight to Japan flying over the Pole.

1989:	KLM concludes an alliance with Northwest Airlines.

2002:	KLM announces the renewal of its fleet, with the arrival of the Boeing B747-400ER Freighter, the Boeing B777-200ER and the Airbus A330-200.

2004:	KLM and Air France announce the conclusion of an agreement to create Europe’s leading Airline group. KLM, Northwest Airlines and Continental Airlines join the SkyTeam alliance in September 2004.

General information

Corporate name

Air France-KLM

Registered office

Since September 15, 2004, Air France-KLM’s registered office has been at 2 rue Robert Esnault-Pelterie, 75007 Paris, France.

Mailing address

45, rue de Paris

95747 Roissy CDG Cedex, France

Legal status

French limited liability company (Société Anonyme) with a Board of Directors.

Legislation:

French law.

The Company is governed by the French Commercial Code and the provisions of the Civil Aviation Code as amended by the law of April 9, 2003 relative to air transport companies and notably Air France. The law of April 9, 2003 amended the Civil Aviation Code, introducing a provision designed to safeguard the nationality of air transport companies whose securities are admitted to trading on a regulated market.

Incorporation and expiry dates

Incorporated on: April 23, 1947

Due to expire on: July 3, 2045 barring early liquidation or extension.

Corporate purpose (Article 2 of the bylaws)

The primary purpose of the Company is to hold a direct or indirect interest in the capital of air transport companies and more generally stakes in any companies in France or elsewhere whose purpose is related to the air transport business.

Trade register

Paris Trade and Company Register: 552 043 002

APE Code: 621 Z

Consultation of legal documents

The Company’s legal and corporate documents may be consulted at 45 rue de Paris, 95747 Roissy CDG Cedex, France, or requested by calling the following free-phone number: +33 800 320 310.

Fiscal year

The fiscal year runs from April 1 to March 31 of the following year (IATA fiscal year) (see Glossary).

Appropriation of profits

After approving the financial statements and taking due note of profits available for distribution, shareholders in shareholders’ meetings vote to decide on the total or partial distribution of such profits (with, in the latter case, the appropriation of the undistributed balance to one or more reserve accounts), or the appropriation of all distributable profits to one or more reserve accounts.

Shareholders’ meetings

Notice:

Shareholders’ meetings are convened and deliberate on issues in accordance with legal requirements. Meetings are held at the registered office or any other location specified in the invitation to attend.

Admission:

All shareholders are entitled to attend shareholders’ meetings provided that they prove their identity and register their shares in the Company’s register of shares or block their shares in an account maintained by a financial intermediary five days prior to the meeting. A shareholder may be represented by his or her spouse or another shareholder.

Voting rights:

Each share confers one voting right.

Legal and statutory investment thresholds

Pursuant to Article L.233-7 of the French Commercial Code, Article 13 of the Company bylaws stipulates that any private individual or corporate body, acting alone or in concert, acquiring directly or indirectly at least 0.5% of the Company’s voting rights or any multiple thereof lower than 5%, must notify the Company by registered mail with delivery receipt within 15 days of the date on which the threshold is exceeded. Above 5% and without limitation, notice must be given under the same conditions each time a further 1% of voting rights is crossed. These obligations are applicable when thresholds are crossed in either direction.

The aforementioned obligations under the bylaws do not replace the legal obligation to inform the Company and the French securities regulator (Autorité des Marchés Financiers, AMF) within five trading days if the 5%, 10%, 20%, 33 1/3%, 50% and 66 2/3% share capital and voting right thresholds are exceeded. Furthermore, if the 10% and 20% share capital and voting right thresholds are exceeded, the shareholder must notify the Company and the AMF of its objectives for the next 12 months within 15 days.

This notification is subject to the conditions and sanctions set forth in Article L.233-14 of the Commercial Code. In addition, in the event of failure to comply with this notification requirement and at the request of one or more shareholders holding at least 5% of the share capital or voting rights, the shares exceeding the reporting thresholds will be stripped of their voting rights at all shareholder meetings held for a period of two years following compliance with notification procedures.

Any shareholder acquiring over 2% of the Company’s voting rights is required to register these securities within 15 days of the date on which the threshold is exceeded. (Extraordinary Shareholders’ Meeting of September 25, 1998).

Following the public exchange offer on KLM securities, the Company was privatized, with the French State’s interest diluted, down from 54% to 44.1%. As a result, the statutory changes in the bylaws related to the transfer of the majority of the capital stock to the private sector, which were approved at the Shareholders’ Meeting on July 10, 2003, now apply; these changes primarily concern the monitoring and registration of shareholders, formal notices to sell shares and the mandatory sale of shares, and the structure of the Board of Directors, as presented in further detail below in Air France’s Annual Report.

Identification of shareholders

Identification of holders of bearer shares

On September 25, 1998, the Shareholders’ Meeting authorized the Company to make use of the legal provisions concerning the identification of holders of securities conferring immediate or future entitlements to vote at shareholder meetings. This option was exercised in September 2002 and April 2004.

Pursuant to the new Articles L.360-1 to L.360-4 of the Civil Aviation Code, as amended under the French law of April 9, 2003, listed French air transport companies are authorized to incorporate a provision into their bylaws allowing them to monitor and control their shareholders and to require certain shareholders to sell all or part of their interests in the event of a risk relative to their nationality. This is because, over time, changes in the shareholding structure of an air transport company whose shares are traded on a regulated market could jeopardize its operating license as an EU air transport company (retention of this license is conditional on EU interests holding a majority of the shares and maintaining effective control) or the traffic rights held by the company as a French air transport company pursuant to bilateral international agreements concluded between France and other states outside the European Union.

Statutory provisions concerning shareholders

Identification and monitoring of shareholders: Articles 9 and following of the Company’s bylaws set the conditions under which the Board of Directors can or must decide either to reduce the 2% threshold (the current threshold) above which shares must be held in registered form to 10,000 shares, or to require all shares in the Company to be held in registered form. However, when the 40% share capital or voting right threshold has been passed by non-French shareholders, the Board of Directors must decide to reduce this 2% threshold to 10,000 shares. When the Company has published a notice informing shareholders and the public that non-French shareholders own, directly or indirectly, 45% of the Company’s capital or voting rights, the Board of Directors must decide to make it mandatory for all Company shares to be held in registered form. The Company may at any time and at its cost submit a request to the organization responsible for the compensation of securities to provide full details regarding the identification of holders of Company securities conferring immediate or future entitlements to vote at its shareholder meetings, in addition to information on the quantity of securities held by each one of them. Furthermore, independently from the prescriptions applicable under Article L.233-7 of the Commercial Code, any private individual or corporate body, acting alone or in concert, acquiring directly or indirectly a number of shares corresponding to at least 0.5% of the Company’s capital or voting rights or any multiple thereof, must notify the Company by registered mail with delivery receipt within 15 days of the date on which the threshold is exceeded. Notice must be given under the same conditions each time a further 0.5% of the capital and voting rights is crossed, up to 50%. Any shareholder, whose holding falls below one of the thresholds listed above must also inform the Company within the same deadline of 15 days and under the same conditions. Article 10 of the bylaws defines the information that must be provided to the Company by shareholders—both private individuals and corporate bodies—subject to the obligation to hold their shares in registered form. This information includes the nationality of the shareholder. Article 11 defines the conditions under which the Board of Directors may exercise its right to approve new shareholders.

Formal notice to sell and mandatory sale of shares: Article 15 of the Company’s bylaws stipulates the information that the Company must publish and distribute to inform the public that over 45% of the share capital or voting rights is held by shareholders who are not of French nationality. Based on this threshold, the Company will be entitled to launch procedures requiring the sale of shares in order to protect its nationality. Articles 15 and 16 respectively concern formal notices to sell and the mandatory sale of shares held in breach of regulations.

Information on the share capital

Share capital at September 30, 2004

At September 30, 2004, the share capital came to a total of 2,289,759,903 euros, split into 269,383,518 fully paid-up shares with a par value of 8.50 euros, held in registered or bearer form as decided by the shareholder. At March 31, 2004, the share capital came to a total of 1,868,137,539.50 euros, split into 219,780,887 fully paid-up shares with a par value of 8.50 euros, held in registered or bearer form as decided by the shareholder.

New equity issues authorized by the Shareholders’ Meeting

At the Extraordinary Shareholders’ Meeting on April 15, 2004, shareholders voted to authorize the Board of Directors, for a period of 26 months as of the date of the meeting, to issue securities with or without preferential subscription rights, conferring immediate or future entitlements to the shares of the Company up to the amounts specified in the following table. This authorization was used in part to conduct the new equity issue further to the public exchange offer on KLM shares.

Nature of the operation	Maximum amount of issues
Capital increase via the issue of shares:
with preemption subscription rights	400 million euros
without preemptive subscription rights	1.15 billion euros
Issues of debt securities giving rights to capital	1 billion euros
Capital increase through capitalization of reserves and/or additional paid-in capital	400 million euros
Capital increase reserved for the employee savings scheme	3% of the capital at the time of the issue

Authorization to buy back the Company’s own shares

At the Combined Shareholders’ Meeting on September 15, 2004, shareholders voted to authorize the Board of Directors, for a period of 18 months, to buy back the Company’s own shares on the stock market in accordance with the share buyback program approved by the AMF (number 04-737), which is now subject to the provisions governing share buyback operations issued by the Autorité des Marchés Financiers (AMF) on October 13, 2004. The maximum purchase price was set at 25 euros and the minimum sale price at 8.50 euros.

The maximum number of shares that may be obtained was set at the maximum level possible under the law, representing 10% of the capital. However, the Company undertook not to acquire more than 5% of its capital. In fiscal 2003-04, the Company used this authorization in order to regulate the market price of the Company’s shares, purchasing 121,000 shares at an average price of 13.47 euros and selling off 614,042 shares at an average price of 14.94 euros. At September 30, 2004, the Air France-KLM group held 7,539,058 Air France-KLM shares, including 1,249,464 shares in connection with the stock options granted to Air France flight deck crew under the salary-share swap system set up in 1999, 1,828,701 shares held by KLM in connection with the stock options granted to the KLM management team, and 4,460,893 treasury shares, including 909,894 shares held by KLM.

The impact of the share buyback program on the Company’s consolidated earnings for the number of shares indicated above are outlined in the following sections.

Stock subscription or purchase option schemes

At September 30, 2004, no options on the Company’s shares had been granted to the Company’s corporate officers.

No stock subscription or purchase option schemes have been set up by the Company or its Subsidiaries, with the exception of those outlined below.

Stock option scheme set up by KLM prior to the combination with the Company in favor of the corporate officers and managing executives of KLM

Prior to the combination with the Company, KLM set up a stock option program governed by Dutch law, entitling beneficiaries to acquire KLM shares. KLM had acquired or created and held the number of shares needed to cover its obligations to beneficiaries if they were to exercise their options.

Within the framework of the combination between the Company and KLM, it was agreed that these options granted by KLM would now entitle holders to shares in the Company (instead of KLM shares as initially planned). The shares held by KLM to cover its stock option schemes were therefore transferred to a foundation whose sole purpose was to hold the said shares, and were converted into Air France-KLM shares. In addition, the holders of stock options from the 1999 and 2000 programs were offered an alternative solution under which their options were valued using the Black Scholes method and exchanged for a portfolio of Air France-KLM warrants with an equivalent value.

At September 30, 2004, this foundation held 1,828,701 Air France-KLM shares in order to be able to cover any existing stock options that may be exercised.

These options were granted to the corporate officers and managing executives of KLM.

Year created	1999	2000	2001	2002	2003	2004	Total
Total number of Air France-KLM shares that can be subscribed	56,760	34,419	457,804 of which A: 343,642 B: 114,162	460,455 of which A: 341,350 B: 119,105	355,379	463,884	1,828,701

Due to expire on:	October 15, 2004	October 21, 2005	October 20, 2006	October 19, 2007	June 30, 2008	June 25, 2009
Exercise price
- A options			20.44	12.80
- B options	26.37	32.86	16.22	10.07	6.48	13.19

Stock option schemes set up by the Company for flight deck crew prior to the combination with KLM

The Combined Shareholders’ Meeting on September 28, 1999 voted to authorize the allocation of stock options to flight deck crew who accepted the salary-share swap. At the meeting on May 30, 2000, the Board of Directors implemented this plan as shown in the following table.

Plan characteristics
Date of the Shareholders’ meeting authorizing the plan	September 28, 1999
Date of the Board of Directors implementing the plan	May 30, 2000
Number of beneficiaries:	2,787 flight deck crew members
Maximum number of options:	3,516,596
Maximum number of shares acquired:	3,516,596
Option exercise price:	15.75 euros
Exercise conditions:	Between May 30, 2005 and May 30, 2007 at a rate of one option for four shares acquired in connection with the salary-share swap.

Under this plan, the 10 largest beneficiaries hold a total of 79,465 options.

At September 30, 2004, Air France had 3,516,596 shares in order to cover the stock option plan for flight deck crew members who accepted the salary-share swap.

Securities conferring entitlement to shares

At March 31, 2004, there were no securities conferring entitlement to shares. However, further to the exchange offer on KLM securities for Company securities, 45,093,299 share subscription or stock purchase warrants were created in May 2004. Maturing in 3.5 years, these warrants may be exercised as of November 6, 2005 at a rate of three warrants for two shares and a price of 20 euros per share. There are no other securities conferring any entitlement to shares other than those mentioned in this paragraph.

Changes in the share capital over the last five years

	Variations in capital
	Par value (euros)	Additional paid-in capital	Total capital (euros)	Total number of shares
At March 31, 2000			1,809,290,532	219,780,887
At March 31, 2001	—	—	1,868,137,540	219,780,887
At March 31, 2002	—	—	1,868,137,540	219,780,887
At March 31, 2003	—	—	1,868,137,540	219,780,887
At March 31, 2004			1,868,137,540	219,780,887
At September 30, 2004	421,622,363	346,264,903	2,289,759,903	269,383,518

Following the exchange offer for KLM securities by Air France, 49,602,631 million shares were created on two occasions in May 2004, taking the total number of shares up to 269,383,518 and the share capital to 2,289,759,903 euros.

Current breakdown of capital and voting rights

	No of shares	% of share capital				% of voting rights
At	Dec. 10, 2004	Dec. 10, 2004	Sept. 30, 2004	March 31, 2003	March 31, 2002	Dec. 10, 2004	Sept. 30, 2004	March 31, 2003	March 31, 2002
French State(3)	70,965,384	26.3	44.1	54.4	55.9	27.0	45.3	55.1	56.3
Current and former employees (1)	24,924,153	9.3	9.4	12.9	11.1	9.5	9.7	13.1	11.2
Air France (treasury stock) (2)	6,360,251	2.4	2.8	1.3	0.7	—	—	—	—
Public	167,133,730	62.0%	43.7	31.4	32.3	63.5	45	31.8	32.5

(1)	Current and former employees identified in funds or by a Sicovam code, including 38,341 shares held by Executive Committee members.
(2)	Including 1,249,464 shares acquired during the year ended March 31, 2000 in connection with a stock purchase plan for flight deck crew and 52,219 shares acquired in connection with a liquidity contract with SG Securities Paris.

(3)	On December 9, 2004, the French State sold off 47,680,883 shares.

At September 30, 2004, KLM held, directly or indirectly through a consolidated foundation, 2,738,595 Air France-KLM shares, some of which (1,828,701 shares) were needed to cover the possible exercise of stock options already granted. On December 10, 2004, KLM sold the Air France-KLM shares that it had previously held as treasury stock. To the best of the Company’s knowledge, no shareholder or groups of shareholders other than the French State and employees, acting individually or in concert, directly or indirectly have 2% or more of the capital or voting rights. The Company is not aware of the existence of any shareholder agreements.

The Company conducted a TPI survey on April 21, 2004 based on a dual threshold: intermediaries owning a minimum of 70,000 shares and shareholders with a minimum of 100 shares. This survey enabled the Company to identify 64,573 shareholders owning a total of 57,468,106 shares. Including registered shareholders, 96.4% of the capital was identified. At the time of the survey, 17,279 shareholders held 149,044,181 registered shares. Excluding the interest of the French state, the number of registered shares came to 30,397,914.

The characteristics of the public exchange offer proposed to KLM shareholders on April 5, 2004 were as follows:

•	Exchange ratio: 11 Air France shares and 10 warrants (BASA) for 10 KLM shares and 11 Air France American Depositary Shares (ADS), and 10 Air France American Depositary Warrants (ADW) for 10 KLM New York Registry Shares.

•	Three Air France warrants will entitle holders to acquire and/or subscribe for two Air France shares at an exercise price of 20 euros per Air France share. Maturing in 3.5 years, the warrants may be exercised as of November 6, 2005.

•	The ADW will be subject to the same exercise price and conditions as the BASA warrants for their conversion into Air France shares or ADS.

Shareholder relations

The Company has set up a system for regular communications with its shareholders. Every month, it publishes traffic figures and every quarter, it reports on its financial results. Press releases are published every quarter as part of a broad media plan in France and the Netherlands, in French and in Dutch.

The Financial Communications department can be contacted by anybody who wants to find out more about the Group. A toll free number is available (+33 800 320 310) as well as an Internet site (www.airfrance-finance.com), which, thanks to two dedicated sections for individual and institutional shareholders, makes it possible for everyone to find the information they need.

For the publication of its first and third-quarter results, the Company organizes web conferences in English and French for all professionals. For its half-year and annual financial results, it organizes meetings with journalists and analysts in both Paris and London, with an additional web conference held for analysts who cannot be present in London. The different presentations are available on the Internet site. Audiovisual recordings of half-year and annual financial results presentations are also available on the site. Furthermore, the Group meets regularly with institutional investors at roadshows held in Europe, the United States and Asia. Information meetings are organized for individual shareholders elsewhere in France.

A 15-member shareholder consultative committee was set up in 2000 to help the Company improve its financial communications. It was reappointed during the course of fiscal 2003-04 year. On average, it meets four times a year and works on various projects including the Internet site, the annual report and the letter to shareholders. The consultative committee has a dedicated mailbox and section on the website.

In June 1999, a shareholders’ club was created. It groups together around 35,000 individual shareholders who receive four quarterly newsletters as well as documents relating to shareholders’ meetings. Visits to various Company sites are organized on a regular basis, and club members are invited to regional meetings in France.

Employee shareholders also receive information about the Company through a quarterly newsletter in addition to information published on the Company’s Intranet site. They may also use the toll free number. Training sessions on how the stock market works as well as seminars on topics of interest to employee shareholders are also organized on a regular basis.

The Company also makes available to all of its shareholders whose shares are held in custody-only accounts a customer service line managed by Société Générale, the Company’s authorized agent. The Nomilia voice server (+33 825 820 000) and the Nominet service on the Internet enable shareholders to consult their accounts, be kept informed of any stock transfers made or talk directly to a customer service representative and make orders for stock transactions.

Proposed schedule

Around the 7th of each month:                 publication of traffic figures for the previous month.

February 17, 2005:                                 publication of results for third quarter 2004-05

May 19, 2005:                                          publication of 2004-05 annual results

July 12, 2005:                                          2004-05 Shareholders’ Meeting

September 2, 2005:                                 publication of results for first quarter 2005-06

November 23, 2005:                               publication of half-year results for 2005-06

Air France-KLM stock market

The Company has been listed on the Euronext Paris Premier Marché since February 22, 1999:

ISIN code shares:             FR0000031122

ISIN code warrants:         FR0010068965

Reuters code:                   AIRF.PA

The shares are included in the SBF 120 index and referenced in the DJ Stoxx 600, DJ Eurostoxx and ASPI Eurozone (Arese Sustainable Performance Indexes). The latter is an ethical stock market index that reports on the market performances of selected European companies based on social responsibility criteria.

The Company has been listed on the Euronext Amsterdam and New York Stock Exchange since May 5, 2004.

Euronext Amsterdam

ISIN code: idem

Reuters code: AIRF.AS

New York Stock Exchange

Symbol: AKH and AKH WS

Share and coupon payment services are provided over the counter at branches of Société Générale, 32 rue du Champ de Tir, BP 81236 -44312, Nantes Cedex 3, France.

Dividends

A dividend of 0.14 euros per share (0.21 euros after the avoir fiscal tax credit) was paid out for 1999-2000, 0.22 euros per share (0.33 euros after the tax credit) for 2000-01, 0.10 euros (0.15 euros after the tax credit) for 2001-02, 0.06 euros (0.09 euros after the tax credit) for 2002-03, and 0.05 euros (0.075 euros after the tax credit) for 2003-04.

Any dividends that have not been claimed within five years of their payment date revert to the French state.

Stock price and trading volumes over 18 months

	Trading days	Average price (in €)	Highest and lowest price (in €)		Volume (in shares)	Amount (in €m)
			High	Low
2003
April	20	9.77	10.45	8.17	7,784,380	75.9
May	21	11.02	11.93	9.95	9,444,881	104.3
June	21	11.71	12.59	11.10	8,325,352	98.0
July	23	12.84	13.51	11.10	8,899,815	113.2
August	21	13.93	14.90	13.03	7,967,686	112.9
September	22	14.52	15.44	12.67	19,701,204	281.3
October	23	13.58	14.10	12.65	14,080,772	190.1
November	20	13.37	14.17	12.14	10,866,525	143.9
December	21	12.6	13.06	12.04	8,861,787	112.6

2004
January	21	13.75	14.55	12.18	17,890,336	247.9
February	20	15.44	17.77	13.21	25,665,172	403.0
March	23	14.99	16.77	13.51	22,743,430	341.6
April	20	14.72	15.33	14.10	14,672,225	216.0
May	21	13.24	15.10	12.21	31,247,325	418.5
June	22	13.29	14.07	12.80	18,496,378	246.4
July	22	13.32	14.24	12.70	11,733,971	157.0
August	22	12.40	13.33	11.28	25,231,998	312.1
September	22	13.25	13.98	12.54	28,118,867	372.7
October	22	12.98	13.87	12.52	19,852,525	258.6

Information on the agreements concluded in connection with the combination between the Company and KLM

In connection with the agreements concluded between KLM and the Company for the creation of the Air France-KLM group, as described in the “Organization of the Group” section of this document and in the prospectus validated by the AMF under number 04-241, various agreements (outlined below) were concluded with KLM’s existing shareholders on the date on which the global agreement between the Company and KLM was signed.

Agreements on the shareholding structure

KLM set up two Dutch foundations, SAK I and SAK II, to handle the administration of KLM shares transferred as part of the combination operations and acquired by the Company from KLM shareholders over a three-year period.

In return for the shares transferred to SAK I and SAK II, the Company has received share certificates enabling it to benefit from all the economic rights (including dividend rights) associated with the underlying shares. SAK I and SAK II will however retain the voting rights linked to these shares. These voting rights will be exercised by the two foundations in accordance with the corporate governance principles defined in the agreements for the combination between KLM and the Company, in the best interests of KLM, the Company and its shareholders.

Agreements with the Dutch state

In order to allow the combination to go ahead and safeguard KLM’s traffic rights, the Company and KLM concluded the following agreements with the Dutch state.

Agreement for the acquisition of cumulative preferential A shares held by the Dutch state

On October 16, 2003, the Company, KLM and the Dutch state signed an agreement under which the Dutch state will scale down its interest in KLM in proportion to any reduction by the French state of its stake in the Company’s share capital. As such, the Dutch state will sell its cumulative preferential A shares (i) to the Company or (ii) to a Dutch foundation in the name of and on behalf of the Company if the transfer takes place during the first three years following the successful completion of the Offer. In the second case, the foundation will issue share certificates for the Company corresponding to the cumulative preferential A shares transferred to the foundation. These share certificates will confer all the economic rights associated with the shares on the Company, while the corresponding voting rights will be exercised by the foundation until the share certificates have been exchanged by the Company against the said shares. At the end of the initial three-year period, the Company will be entitled to exchange the share certificates for the cumulative preferential A shares, and hold the shares directly.

Notwithstanding the mandatory disposal of these cumulative preferential A shares under the conditions set out above, the Dutch state may transfer as many cumulative preferential A shares as it deems relevant to the Company at any time.

The acquisition cost of the 8,812,500 cumulative preferential A shares held by the Dutch state comes to 20 million euros (at a unit price of 2.27 euros per cumulative preferential A share, which must be paid on a pro rata basis for any disposals or transfers under the aforementioned conditions).

Amendments made to the Dutch state’s option and the related agreements.

Since 1994, the Dutch state has had an option to subscribe for preferential KLM B shares, enabling it to increase its stake to 50.1% of the capital and voting rights of KLM irrespective of the amount of capital issued by KLM when the said option is exercised. If the Dutch state deems that it is necessary and reasonable, it may exercise this option in the future after consulting with KLM if another country, considering (i) that a significant percentage of KLM’s shares are no longer held by Dutch shareholders or (ii) that the effective control of KLM is no longer exercised by Dutch nationals, were to impose restrictions on KLM’s running of scheduled lines with the country in question. This option is based on the Chicago Convention and bilateral air service agreements according to which KLM’s operational right to operate air transport services on international lines generally depends on the obligation for a majority or a significant percentage of the capital to be held by Dutch nationals or Europeans or for the effective control of the Company to be exercised by Dutch or European parties.

The Company, KLM and the Dutch state signed an agreement on October 16, 2003 to amend certain terms of the existing option for the Dutch state, subject to the suspensive condition of the offer being completed. In accordance with the amended terms of the option, the Dutch state may exercise its option if another country, representing a key market served by KLM provides written notice that it intends to limit or terminate KLM’s scheduled airline operations with the said country because it considers that a significant percentage of KLM’s capital is no longer held by Dutch shareholders or that the effective control of KLM is no longer exercised by Dutch nationals. The Dutch state’s amended option will initially be set for a period of three years, which may be renewed on three occasions by the Dutch state for periods of twelve months each. This period may be renewed if the Dutch state deems that it is necessary owing to a threat to KLM’s traffic rights on certain key markets. The State will be required to give written notice to KLM and Air France of its intention to renew this option. This notification should notably include the reasons behind such a renewal and the names of the countries contesting KLM’s traffic rights.

This agreement also stipulates that the parties will discuss upstream and in good faith the need to exercise the amended option for the Dutch state and the corresponding schedule, although such discussions will not necessarily represent a prior authorization right for the Company. After exercising the option, the Dutch state will be required to inform the Company at least every six months of progress made on discussions with the countries contesting KLM’s traffic rights.

The amended option also states that the Dutch state will exercise the voting rights associated with the preferential B shares acquired as a result of this option being exercised, in accordance with the best interests of KLM, the Company and its shareholders but, under all circumstances, in accordance with the corporate governance guidelines indicated in the global agreement. If after exercising the amended option, the Dutch state establishes that KLM’s key markets are no longer threatened, KLM will be required to buy back the preferential B shares with a view to canceling them, at a price equal to the amount paid at the time of the issue of the preferential B shares, increased to factor in the amount of any dividends accrued but not yet paid. Such a buyback operation will not affect the Dutch state’s option, which will remain in force as stipulated.

Assurances given to KLM and to the Dutch state by the Company

In connection with their combination, the Company and KLM drew up a set of principles for “assurances” given by the Company to KLM and by the Company and KLM to the Dutch state.

Assurances given to the Dutch state

On October 16, 2003, the Company and KLM gave the Dutch state the following assurances with a view to maintaining the quality of KLM’s network at Schiphol airport, which, according to the Dutch state, is of public interest, while at the same time taking into account the interests of the Air France-KLM group and its shareholders. The assurances given to the Dutch state will be applicable for a period of eight years:

•	Air France and KLM will continue to be air transport companies and will maintain their operational activities in France and the Netherlands respectively. Air France and KLM will keep their air transport and operating licenses, and will continue to fulfill all of the conditions required for the maintenance of these licenses;

•	Working with the relevant Civil Aviation Authorities, Air France and KLM will both make every effort to keep all the authorizations and respective rights granted by the said authorities that are necessary for running international lines. To this end, if an economic decision to shut a service down was likely to result in the partial loss of these authorizations, all the parties concerned will make every effort to safeguard the authorizations and rights concerned without compromising the underlying economic decision;

•	Air France and KLM confirmed that passenger traffic on flights out of Roissy CDG and Schiphol and the potential for growth in this traffic are vital to the success of the Air France-KLM group, which will operate a multi-hub system in Europe based on two main airports: Roissy CDG and Schiphol;

•	Air France and KLM agreed that the cargo activities on the Roissy CDG and Schiphol hubs and the potential for growth in this business are vital to the success of the Air France-KLM group;

•	Air France and KLM agreed that the potential for synergies identified with regard to the cargo business will open up development opportunities for the Air France-KLM group at Schiphol and Roissy CDG.

The following assurances given to the Dutch state will be applicable for a period of five years as of the completion of the offer:

•	Subject to any measures for adaptations required in the event of a crisis, the passenger traffic at Roissy CDG will not be developed in such a way that it is significantly detrimental to the existing portfolio of key destinations operated by KLM out of Schiphol (provided that the said destinations maintain their economic interest for the Air France-KLM group). Similarly, the passenger traffic at Schiphol will not be developed in such a way that it is significantly detrimental to the current portfolio of key Air France destinations operated out of Roissy CDG. The Air France-KLM group will be able to transfer up to five key KLM destinations, which will become destinations operated by Air France out of Roissy CDG, insofar as the transfer of these lines is accompanied by the symmetrical transfer of five Air France destinations that will then be operated by KLM out of Schiphol;

•	Subject to any measures for adaptations required in the event of a crisis, the Air France-KLM group’s cargo activity at Roissy CDG will not be developed in such a way that it is significantly detrimental to KLM’s global cargo activity at Schiphol. Similarly, the Air France-KLM group’s cargo activity at Schiphol will not be developed in such a way that it is significantly detrimental to Air France’s global cargo activity operated out of Roissy CDG.

In return for these assurances, the Dutch state undertook to take the importance of KLM’s activities at Schiphol into consideration when defining its civil aviation policy. Furthermore, the Dutch state has agreed to:

•	Maintain the existing portfolio of traffic rights granted to KLM, other than those that have not been used by KLM over a cumulative period of twelve months;

•	Continue to review any future request submitted by KLM for the allocation of new traffic rights on a fair and non-discriminatory basis.

Any action or decision to be taken while the assurances given to KLM are still in force that could result in a change in these assurances will be subject to the prior agreement of the Dutch state.

Assurances given to KLM

In order to safeguard the long-term interests of each party as well as the interests of the Air France-KLM group and its shareholders, the Company has given KLM the following assurances:

•	Air France and KLM recognize the importance of human resources and the need to develop and maintain centers of excellence within the Air France-KLM group. They agree that promotions will be based on merit and skills with no discrimination. Similarly, any restructuring operations will be carried out in accordance with the principle of non-discrimination;

•	Air France and KLM confirm that passenger traffic on flights out of Roissy CDG and Schiphol and the potential for growth in this traffic are vital to the success of the Air France-KLM group, which will operate a multi-hub system in Europe based on two main airports: Roissy CDG and Schiphol;

•	By setting up a combined integrated network, Air France and KLM intend to optimize the current portfolio of Air France and KLM destinations in favor of the Air France-KLM group, while seeking to maintain and ensure the long-term development of lines operated by the two companies for flights to or from Roissy CDG and Schiphol. The balanced nature of this long-term development will be ensured through compliance with the fleet plan already defined by each of the parties for the period from 2003 to 2005, and will be determined based on the following factors:

•	a common economic strategy and, for the development of business plans for the two companies, a common objective of global profitability and financial solidity;

•	the suitability of business plans for the development of traffic flows;

•	a reasonable division of new opportunities between the two networks, in line with natural traffic flows and the economic conditions applicable to each of the two hubs;

•	subject to the aforementioned criteria, the development of one hub must not be detrimental to the other hub, its existing portfolio of key destinations and its potential development. A transfer of destinations from one hub to another will not be authorized unless this option is of obvious interest and significance for the combined operational entities or it is offset by the symmetrical transfer of another destination;

•	Air France and KLM agreed not to operate flights from the two hubs to any long-haul destination serviced up until this point by only one of the companies from its hub, subject to certain conditions;

•	Air France and KLM will continue to use their respective codes: “AF” and “KL”;

•	On lines between the Netherlands and France, Air France and KLM will optimize the use of their fleet, services and crews in order to reduce costs by eliminating non-use of aircraft at night and optimizing schedules and capacities. Air France and its subsidiaries will serve the hubs at Roissy CDG, Clermont-Ferrand and Lyon. KLM and KLM cityhopper will serve the Schiphol hub, with no less than 50% of flights;

•	Air France and KLM agreed that the cargo activity and its potential for growth at Roissy CDG and Schiphol are vital to the success of their cooperation;

•	Air France and KLM agreed to ensure the balanced development of capacity at each hub, including, if economically justified, (i) investments in cargo planes or aircraft conversions in order to maintain the capacity and development of cargo destinations, and (ii) investments to develop the capacity of cargo infrastructures for hubs. The Air France-KLM group’s business plan aims to maintain the long-term development of each hub. The fair nature of this long-term development will be determined on the following basis:

•	a common economic strategy and, for the development of business plans for the two companies, a common objective of global profitability and financial solidity;

•	the suitability of business plans for the development of the air cargo transport market;

•	the development of one hub will not be detrimental to the cargo activity at the other hub, subject to all the measures for adaptations required in the event of a crisis;

•	Air France and KLM agreed to draw up a “cargo agreement”, which will not impede the potential integration of Martinair into the Air France-KLM group if this is beneficial for the two parties and strengthens the position of Schiphol. Air France will not block the project, subject to a review of the lines operated by the two companies and a comparison of the benefits, synergies and risks involved (including the securing of acceptable conditions for the operation to be approved by the Dutch and European authorities);

•	Air France and KLM agreed that the combination should lead to an increase in the portfolio of products offered by the Air France-KLM group in terms of engineering and maintenance services;

•	Air France and KLM agreed that for commercial and heritage reasons, the identity of each party should be preserved;

•	Air France and KLM agreed to continue using, for as long as they believe it to be necessary, their brand and logo, of which they recognize the value and heritage, until the Air France-KLM group has acquired an equivalent or higher level of recognition;

•	Air France and KLM will make every effort to retain the term “Royal” for KLM.

The assurances given to KLM entered into effect on the date of the definitive completion of the offer and will continue to apply for a period of five years, it being understood that at the end of a three-year period, the assurances given relative to the passenger and cargo networks, hubs and engineering and maintenance activities will be revised jointly by the Company and KLM in order to take the existing market environment into consideration in addition to any changes that are necessary for the future development of the Air France-KLM group.

Implementation of a mechanism to ensure compliance with the assurances given

In connection with the combination with KLM, the Company and KLM set up a Dutch foundation—Fondation des Assurances—in order to facilitate the formation of imperatives on the interpretation of assurances given to the Dutch state and KLM.

The foundation comprises two boards, which issue imperatives if any decisions taken by the KLM Supervisory Board, KLM Management Board or Air France Board of Directors appear to contravene the assurances given. The foundation will be in place through to May 6, 2012, subject to one of the boards not being affected by a possible contravention of the assurances on this date. In this case, the foundation will be immediately liquidated after having given its opinion on the said contravention. When giving its opinions, the foundation must act in the best interests of KLM, the Air France-KLM group and its shareholders.

The foundation is managed by a board of four independent directors:

•	one appointed by Air France;

•	one appointed by KLM;

•	one appointed by the Dutch state;

•	one appointed by the other three directors.

The director appointed by Air France has double voting rights with regard to the appointment of the fourth director. Notices relative to a possible contravention of the assurances given to the Dutch state will be issued by a board made up of the director appointed by Air France, the director appointed by the Dutch state, and the director appointed by the other directors. Notices relative to a possible contravention of the assurances given to KLM will be issued by a second board comprising the director appointed by Air France, the director appointed by KLM, and the director appointed by the other directors.

The submission of a case for the foundation’s relevant board may be carried out either by the Dutch state with regard to the assurances given to it, or by several members of the KLM Supervisory Board acting together with regard to the assurances given to KLM. If the relevant board issues a mandatory notice indicating that the decision that was submitted to it contravenes the assurances given, the KLM Supervisory Board, KLM Management Board or Company Board of Directors will be required to cancel or amend its decision as soon as possible and cancel the effects of any actions taken in connection with the said decision, in accordance with the notice issued. The two boards will take their decisions based on a majority of votes.

At September 30, 2004, no cases had been submitted to the foundation’s boards.

Relations between the Company and its Subsidiaries

The Company and its Air France subsidiary signed an agreement on October 5, 2004 that set out to define the conditions under which Air France would provide technical and administrative support services requested by the Company.

These accounting, administrative, legal and IT services will be invoiced at cost.

On the same date, the Company and its Air France subsidiary also concluded:

•	a cash management agreement (credit line made available to the Company);

•	a domiciliation agreement (site of the Company’s headquarters made available).

Prior to their signature, these three agreements were approved by the Boards of Directors of the Company and Air France on September 15, 2004.

Implementation of International Financial Reporting Standards (IFRS)

Regulation (EC) 1606/2002 issued by the European Parliament and Council on July 19, 2002 relative to the application of the international accounting standards (IAS regulation), harmonizes the financial information to be published by companies listed for trading on a regulated market within the European Union in order to ensure a high level of transparency and comparability for financial statements. The accounting standards concerned are referred to as the International Financial Reporting Standards (IFRS).

They concern the consolidated financial statements of companies, with Article 5 of Regulation 1606/2002 granting Member States the option to authorize or require listed European companies to apply the IAS adopted for their annual parent company financial statements. The provisions of Article 5 of Regulation 1606/2002 have not been incorporated into French accounting standards and, unless they change subsequently, Air France and the Company will have to continue applying the generally accepted accounting principles for France for its parent company financial statements published for 2005.

Air France already has experience with IFRS and changes in accounting standards. In 1998-1999, it carried out work to bring its accounts into line with the “former IFRS” when the company went public (excluding the recording of convertible bonds and the publication of certain items of information as notes); this was followed in 2001-02 by monitoring the impact of the standards revised in 1999 and the new standards; in 2002-03 by the first analyses relative to the Group’s financial information and issues relating to IAS 39; and lastly, in 2003-04, the establishment of a reconciliation with US GAAP standards and the publication of a F-4 document filed with the US Securities and Exchange Commission in connection with the combination with KLM.

Air France has launched a project to convert its consolidated financial statements to IFRS with a view to identifying the main differences in accounting methods by September 2004, and preparing the opening balance sheet at April 1, 2004 in line with these new standards in the second half of 2004 or at the beginning of 2005, according to the latest standards issued by the IASB and their approval by the European Community. Furthermore, over the last few years, Air France has chosen to apply certain IFRS provisions ahead of schedule when they were compatible with French accounting standards. This was notably the case with the decision to adopt the component-based approach for recording tangible assets or valuing pension commitments.

KLM also needs to be ready for the implementation of IFRS standards at the end of the current fiscal year. A Group project has been implemented, which will be managed by KLM’s audit department.

To ensure the homogeneity of the accounting principles and their implementation within the Company, the IFRS conversion project will be conducted by teams responsible for coordinating all aspects of the project.

Legislative and regulatory environment for the air transport industry

Commercial air transport is governed by various international conventions that each state undertakes to apply in its air space after ratification. Three main treaties establish the legal and regulatory framework governing commercial air transport: the Montreal Convention, the Chicago Convention and the Rome Convention, which was not ratified by France.

The Montreal Convention (1999)

In May 1999, a new treaty was signed in Montreal by more than 50 states. It aims to provide better protection for victims for damages suffered.

This convention entered into force on June 28, 2004. It is based on several fundamental provisions, notably the principle of the unlimited liability of air transport companies in the event of physical injury with the implementation of a two-tier system:

•	A first level that sets an objective liability for the air transport company of up to 100,000 Special Drawing Rights (SDR);

•	A second level, based on a presumption of fault for the air transport company, for which the airline may be exempt if it proves that it or its agents or officials have not been negligent in any way or that the damages are exclusively a result of the acts of a third party.

Furthermore, with regard to compensation, the rule relative to the regional authority of courts has been extended.

The Chicago Convention (1944)

This convention sets out the legal, regulatory and technical rules governing commercial aviation and its signatories are required to implement a common legal framework governing their domestic airspace and their relations with one another.

The Chicago Convention established the International Civil Aviation Organization (ICAO), which in 1947 became the aviation division of the United Nations, within the framework of which Member States establish the international technical regulations governing civil aviation.

IATA

In addition to the inter-state regulatory framework, airlines created IATA in 1945. The role of this organization is to establish regulations for the air transport industry and provide its members with a framework for the coordination and proper implementation of tariffs, together with commercial and financial support services.

European legislation

On April 1, 1997, a single European airspace was established within which all European airlines may freely operate and, in particular, perform cabotage operations. Furthermore, any resident of an EU Member State may now hold a stake in the shares of any EU-registered airline, without limit, provided that the shareholder is not acting as a front for a beneficial owner who is not a citizen of an EU Member State.

This framework does not prevent EU Member States from participating in the ICAO, nor does it conflict with the principles and regulations of the Chicago Convention. It creates a standardized regulatory framework for all European air carriers and eliminates the need for bilateral treaties between Member States.

French regulations and legislation

Air transport in France is governed by the Civil Aviation Code (Code de l’Aviation Civile), which groups together the legal and regulatory provisions applicable to aircraft, airfields, air transport, and flight crew.

Other legal issues relating to Air France-KLM’s activities

Allocation of slots

Access to the main international airports is regulated by the allocation of time slots. A slot represents clearance given for a carrier to land at or take off from an airport at a specified time and date. Access to most European airports (London, Paris, Frankfurt, Milan, Madrid, Amsterdam, etc.) and Asian airports (Bangkok, Tokyo, Hong Kong, Singapore, etc.) is regulated through slots. In the United States, with the exception of John F. Kennedy Airport (New York) and O’Hare Airport (Chicago), access to airports is controlled by other regulations based on the assignment of boarding gates (e.g. Los Angeles, San Francisco).

For airports within the EU, Regulation 95/93 passed by the European Council on January 18, 1993 stipulates that each Member State will, in relation to all the airports under its responsibility, and after consulting the airlines that regularly use the airports concerned, their representative organizations and the airport authorities, designate an individual or an entity to be responsible for the allocation of slots and the monitoring of their use.

Such individuals or entities must have specialized knowledge in the area of coordinating aircraft routes for air transport companies.

Slots are allotted twice a year by the designated airport coordinator, at the same time as the airline flight schedules for the relevant IATA season (April to October summer season and November to March winter season) are being prepared, in line with the following procedure:

•	Airlines file their slot applications with the coordinator five months prior to the beginning of each season;

•	The coordinator first allocates slots to airlines that already had slots the previous season (known as “grandfather rights” for past operators);

•	Once the slots have been allocated, the coordinator gives all the interested parties certain details about the slots requested: slots subject to grandfather rights and slots allocated, with a breakdown by airline and ranking in chronological order for all carriers, as well as information on which slots are on hold and which may still be available;

•	A pool is created that includes, for each coordination period, all the available slots, whether they are newly created, unused, abandoned by a transporter or have become available for any other reason;

•	The coordinator allocates half of the pooled slots to newcomers and the other half to long-standing operators in proportion to the slots allocated previously; any remaining slots are also allocated based on the same procedure.

An allocated slot that is not used is reclaimed and re-allocated to another airline. Since slots are first allocated to existing long-standing operators, and given the expansion plans of most airlines, requests for new slots are rarely satisfied at saturated airports.

At the end of this preliminary allocation (pre-coordination) process, a conference attended by virtually all airport coordinators and airlines is organized in order to enable the airlines to:

•	Simultaneously coordinate the slots they are allocated on different airports so that when they operate flights between two coordinated airports they are granted compatible slots by each of them; and

•	Exchange slots among themselves in the event that the slots originally allocated by the airport coordinators are unsatisfactory.

The grandfather rights of long-standing users give established airlines a decisive commercial competitive edge over other airlines on saturated airports because they already enjoy the best slots in their principal airports in terms of both quality and quantity.

PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT AND AUDITORS

Person responsible for the reference document

Jean-Cyril Spinetta

Chairman and Chief Executive Officer

“To the best of my knowledge, the information contained in this reference document is fair and accurate in all material respects, and the document provides investors with sufficient information to evaluate the assets, operations, financial position, results and outlook of the Group and does not include any omissions likely to alter the scope.”

Jean-Cyril Spinetta

Person responsible for financial information

Dominique Barbarin

Tel: +33 (0)1 41 56 88 60

Email: dobarbarin@airfrance.fr

Incumbent statutory auditors

Deloitte & Associés

85, avenue Charles-De-Gaulle

92200 Neuilly-sur-Seine France

represented by Pascal Pincemin

Renewal for six years submitted for approval at the

Shareholders’ Meeting on September 15, 2004.

First appointed: September 25, 1998

KPMG Audit

A division of KPMG SA

1, cours Valmy

92923 Paris La Défense France

represented by Jean-Luc Decornoy

Appointed for six years at the Shareholders’ Meeting

on September 25, 2002

First appointed: September 25, 2002

Deputy statutory auditors

B.E.A.S

7/9 Villa Houssaye

92200 Neuilly-sur-Seine France

represented by Philippe Vassor

Renewal for six years submitted for approval at the

Shareholders’ Meeting on September 15, 2004.

First appointed: September 25, 1998

SCP Jean-Claude André et Autres

Les Hauts de Villiers

2 bis, rue de Villiers

92300 Levallois-Perret France

represented by Jean-Claude André

Appointed for six years at the Shareholders’ Meeting

on September 25, 2002

First appointed: September 25, 2002

STATUTORY AUDITORS REPORT

Air France-KLM S.A.

Registered office: 2, rue Robert Esnault-Pelterie-75007 Paris

Share capital: €.2,289,759,903

Statutory Auditors’ Review Report on the half year consolidated financial statements

For the six month period ended September 30, 2004

(free translation of the French original)

In our capacity as statutory auditors and in accordance with Article L. 232-7 of French Company Law (Code de commerce), we have performed the following procedures:

•	A review of the accompanying summary of operations and income statement as they appear in the half year consolidated financial statements, presented in euros, for the six month period ended month September 30, 2004,

•	A verification of the information provided in the Company’s half year management report.

These half year consolidated financial statements are the responsibility of the management board. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards in France. These standards require that we plan and perform limited review procedures to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. A review excludes certain audit procedures and is limited to performing analytical procedures and to obtaining information which we considered necessary from Company management and other appropriate sources.

Based on our limited review, nothing has come to our attention that causes us to believe that the half year consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not present fairly, in all material respects, the financial position, the assets and liabilities of the group as of September 30, 2004 and the results of its operations for the six month period then ended.

We draw your attention to footnote 2.3 of the interim consolidated financial statements as of and for the six-month period ended September 30, 2004 which discloses the main assumptions made for the allocation of the purchase price of KLM at the date of its acquisition and the fair value assessment of KLM’s assets and liabilities at the date of acquisition which is preliminary.

We have also reviewed, in accordance with professional standards in France, the information contained in the half year management report on the half year consolidated financial statements on which we have based our review.

We have nothing to report with respect to the fairness of such information and its consistency with the half year consolidated financial statements.

Paris La Défense et Neuilly-Sur-Seine, December 21, 2004

KPMG Audit		Deloitte & Associés

Department of KPMG S.A.

Jean-Paul Vellutini	Jean-Luc Decornoy	Pascal Pincemin

Partner	Partner	Partner

Information appended:

This reference document includes:

•	the statutory auditors report, drawn up pursuant to the last paragraph of Article L.225-235 of the French Commercial Code governing the report of the Chairman of the Board of Directors of Air France S.A., describing the internal control procedures applied for the production and processing of accounting and financial information.

The appendix to this reference document includes:

•	the general report and the report on the consolidated financial statements prepared by the statutory auditors at March 31, 2004, including on Pages 169 and 178 respectively on the Air France S.A. activity report, the bases for our opinions in accordance with the provisions of Article L.225-235 paragraphs 1 and 2 of the French Commercial Code.

STATUTORY AUDITOR FEES

Review of individual and consolidated financial statements

	Deloitte
	2003-04			2002-03
In thousands of euros	Total		%	Total	%
Audit
Statutory auditors, certification, review of individual and consolidated financial statements	4,053		95%	676	95%
Other accessory services and audit services	223		5%	—	—
Sub-total	4,276*		100%	676	95%
Other services
Legal, tax, corporate	13			20	3%
Information technology	—		—	—	—
Internal audit	—		—	—	—
Other	—		—	19	—
Sub-total	13			39	5%
Air France group total	4,289		100%	715	100%

	KPMG network including KPMG N.V.(2)
	2003-04			2002-03
In thousands of euros	Total		%	Total	%
Audit
Statutory auditors, certification, review of individual and consolidated financial statements	5,124		60%	2,320	79%
Other accessory services and audit services	1,498		17%	360	12%
Sub-total	6,622	(1)	77%	2,680	91%
Other services
Legal, tax, corporate	855		10%	250	9%
Information technology	—		—	—	—
Internal audit	—		—	—	—
Other	1,085		13%	—	—
Sub-total	1,940		23%	—	—
Air France-KLM total	8,562		100%	2,930	100%

(1)	Including fees related to the audit of Air France financial statements over three years drawn up for the first time under US GAAP
(2)	The KPMG N.V. fees correspond to fees for the KLM group.

COMPLIANCE TABLE

Section		Page
	Main document	Appendix
Statement by persons responsible for the document and auditors

Statement by the person responsible for the document	104

Statutory auditors’ report	105

Disclosure policy	104

General information

General information on the issuer	88-90

General information on the share capital	91-93

Current breakdown of capital and voting rights	93

Changes in the share capital over the last five years	93

Share price and trading volumes over 18 months	95

Dividends	95

Group activity

Presentation of the Company and the Group	5-7; 19-23; 87-88

Analysis by sector	24-33

Financial highlights	4

Investment policy	56

Air France’s activities in fiscal 2003-04		40-59

Issuer risks

Market risks	50-53

Legal risks	47-50

Insurance and risk coverage	53-54

Issuer’s financial statements

Group’s pro forma consolidated financial statements and notes	57-65

Group’s interim consolidated financial statements and notes	66-86

Auditors’ fees	107

Company’s consolidated financial statements at March 31, 2003 (prior to the consolidation of KLM)		110-167

Corporate governance

Organization and operations of management bodies	8-17

Organization and operations of boards	12-13

Executive interests in the capital stock	16-17

Top ten compensation packages	16

Regulated agreements	100

Company’s corporate governance prior to September 15, 2004		8-17

Recent changes and outlook

Recent changes and outlook	46

GLOSSARY

Available seat-kilometers (ASK)	Total number of seats available for the transportation of paying passengers multiplied by the number of kilometers flown.

Available ton-kilometers (ATK)	Total number of tons available for the transport of freight multiplied by the number of kilometers covered.

Cargo occupancy rate or cargo load factor	Revenue ton-kilometers (RTK) divided by available ton-kilometers (ATK).

Code sharing	In accordance with a code sharing agreement, two partner airlines offer services on the same aircraft, each with their own brand, their own IATA code and their own flight number.

Hub	Term used for a connecting platform where departures and arrivals are scheduled to minimize transfer times. For example, the Air France hub at Roissy CDG is organized into six successive waves for arrivals and departures each day in order to increase the options for connections available to the Company’s customers.

IATA year (International Air Transport Association)	Fiscal year for many airlines including Air France, which runs from April 1 to March 31 the following year. This system makes it possible to track changes in the activity more effectively based on the “seasons” defined by the IATA, i.e. a summer season and a winter season.

Occupancy rate or passenger load factor	Revenue passenger-kilometers (RPK) divided by available seat-kilometers (ASK).

Point-to-point traffic	Traffic between two airports excluding all passengers taking a connecting flight.

Revenue passenger-kilometer (RPK)	Total number of paying passengers multiplied by the number of kilometers that they have flown.

Revenue ton-kilometer (RTK)	Total number of tons of paid cargo multiplied by the number of kilometers that this cargo is flown.

Summer season	Defined by IATA as the period running from the last Saturday in March to the last Saturday in October. The summer season corresponds to a schedule of summer flights over a period of 7 months.

Winter season	Defined by IATA as the period running from the first Sunday following the last Saturday in October to the Friday before the last Saturday in March. The winter season corresponds to a schedule of winter flights over 5 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: December 28, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations